SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of May, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco - União de Bancos Brasileiros S,A,
and Unibanco - União de Bancos Brasileiros S,A,
and Subsidiary Companies

Quarterly Financial Information
for the Quarter Ended March 31, 2008

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – MARCH 31, 2008

INDEX

Financial Statements

7001 Management Report
7002 Balance Sheet
7003 Statement of Income
7004 Statement of Changes in Stockholders' Equity
7005 Statement of Changes in Financial Position
7006 Consolidated Balance Sheet
7007 Consolidated Statement of Income
7008 Consolidated Statement of Changes in Stockholders' Equity
7009 Consolidated Statement of Changes in Financial Position
7010 Financial Group Balance Sheet
7011 Financial Group Statement of Income
7012 Financial Group Statement of Changes in Financial Position
7013 Financial Economic Group – CONEF

Notes to the Financial Statements and Other Information

7014 Notes to the Quarterly Financial Information

Investments in Subsidiaries and Associated Companies

7015 Investments in Subsidiaries and Associated Companies

Funding and Investment Policies

7016 Marketable Securities by Type and Maturity
7017 Marketable Securities by Balance Sheet Account and Maturity
7018 Concentration of Marketable Securities, Lending Operations Portfolio and Deposits
7019 Maturity of Lending Operations Portfolio
7020 Flow of Lending Operations Portfolio
7021 Geographical Distribution of Lending Operations Portfolio and Deposits
7022 Risk Level of Lending Operations Portfolio
7023 Lending Operations Portfolio by Index
7024 Credit Assignment
7025 Lending Operations Portfolio by Amount and Risk Level
7026 Fixed Assets
7027 Funding by Maturity

Risk Management

7028 Operational Limits

Complemental Statistical Information

7029 Branches Financial Information
7030 Taxes and Charges
7031 Correspondent Banks Transactions
7032 Changes on client demand accounts by check and electronic transactions

Independent Accountants' Limited Review Report

7033 Independent Accountants' Limited Review Report

Other Information needed to Supervision of Activities

7034 Provisions
7035 Capital
7036 Cash Dividends Paid
7037 Changes on Capital in the Reference Period
7038 Commitments and Guarantees
7039 Assets and Liabilities Denominated in Foreign Currency
7040 Comments on Performance and Prospects

7001 - MANAGEMENT REPORT

Brazilian Economy

The macroeconomic figures remained favorable in the first quarter of 2008, despite the high volatility in the financial markets caused by the uncertainties related to the American economy and the banking sector crisis. Economic activity continued its acceleration process during the 1Q08. In February, according to IBGE, the retail sales presented a result in line with the positive trend of the sector, growing 0.62%, discounted the seasonal effects.

The debt to GDP ratio reached 41.2% in the end of March. The public sector primary surplus amounted to 4.5% of the GDP in the last 12 months, above the 2008 goal of 3.8% .

The international scenario presented very high volatility, which reduced the appetite for emerging market assets. The Embi+BR ended 1Q08 at 279 basis points, 57 basis points up. The trade balance was US$2.8 billion in 1Q08. The strong domestic demand accelerated the imports, which was the main reason for the trade balance deterioration in the period.

The Brazilian economic perspectives for 2008 remain favorable, maintaining the accelerated GDP growth – once again boosted by the domestic demand – and the maintenance of solid fiscal and external fundamentals.

Retail

In March 2008, Unibanco’s Retail segment had exceeded 29 million clients throughout the country.

The full-service commercial bank serves individuals and small and medium enterprises (SME); Unicard, Hipercard and Redecard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance. Unibanco also operates nationwide in the auto (cars and heavy vehicles) financing segment. In the payroll loans segment, Unibanco operates through dealers (including Fininvest), its commercial bank, and partnerships.

As a result, total retail loan portfolio surpassed R$40 billion, of which R$27,108 million are represented by individuals, with 48.0% evolution in the year.

Unibanco closed out the year with a network of 952 branches and 283 corporate-site branches.

In the next 2 years, Unibanco intends to expand its network by approximately 400 points of sale, including branches, corporate-site branches, and retail partners stores. The expansion objective is to increase scale and reach of distribution of retail financial products offered by Unibanco. The first new branches will be in operation in the second half of 2008.

Businesses

Unibanco’s business mix is balanced and well diversified, based upon four main segments: Retail, Wholesale, Wealth Management and Insurance and Private Pension Plans.

Wholesale and Investment Banking

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships.

Distinctive products and services such as derivatives and capital markets operations, besides strong funding growth, were the highlights in the quarter.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$1.268 million in 1Q08, with a 12.4% market share, maintaining its 3rd place in the BNDES overall ranking. During 1Q08, Unibanco also disbursed R$331 million in BNDES-exim–funded loans.

The Wholesale loan portfolio reached R$25,442 million in March 2008, up 12.6% in the quarter. This expansion is a result of the increasing demand from companies in this sector for funds in the Brazilian market, mainly due to the lower liquidity in the international market.

During 1Q08, Unibanco was the lead coordinator of the secondary offering of Redecard S.A. in the amount of R$1,217 million.

Recently, Unibanco announced the new Investment Banking structure, which will report to the Presidency and will handle origination, structuring, distribution, and research. The new structure will enlist two new executives: Eleazar de Carvalho Filho, who will be the head of the Investment Bank and will be a member of the Executive Committee, and Eduardo Gentil, both with extensive experience in the Brazilian and international financial sectors.

Insurance and Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$93 million in 1Q08. Operating income reached R$49 million in the quarter. When compared to the same period of last year, such evolution was 40.0%, mainly due to the 21.6% increase in premiums earned. Combined revenues from the Insurance and Private Pension Plan businesses were R$1,405 million in 1Q08.

Consolidated technical reserves reached R$10,550 million at the end of the quarter.

Unibanco Insurance and Pension Plans companies placed 4th in the ranking of insurance and private pension plans published by Susep (Private Insurance Regulatory Body) and ANS (National Supplemental Health Regulatory Agency), and hold a 7.1% market share (as of February 2008).

Unibanco AIG Seguros is the leader in the following segments: D&O (Directors and Officers), engineering risks, facultative risks, aeronautics risks, and extended warranty products. At the aeronautics risks segment, Unibanco has an important position, with 45.7% market share.

Unibanco AIG serves more than 1,450 corporate clients and more than 875 thousand individual clients.

Wealth Management

Unibanco Asset Management (UAM) ended March 2008 with R$62,469 million in assets under management, up 13.7% in the quarter and 37.0% in the last 12 months. Its market share as of March 31, 2008 stood at 5.3% (source: Anbid).

UAM focus its efforts on increasing the offering of high value-added products such as credit risk, multi-markets, off-shore and equity funds.

Since July 2001, Standard & Poor’s has rated UAM as AMP-1 (Very Strong). This rating corresponds to third-party asset management practices, and is the highest possible rate in the scale that goes from AMP-1 to AMP-5.

The funds UAM manages have received several awards from the magazines Guia Exame, Valor Invest (Fixed Income and Equity Top Management), GazetaInveste and Investidor Institucional. The most recent award is as The Best Fixed Income Fund, granted to Unibanco Private Social FI Fund – Fixed Income, by GazetaInveste magazine, in March 2008.

Unibanco Private Bank is expanding its commercial team and intensifying its efforts Brazil wide. During 1Q08, the funding raised was 100% higher than during the same period in the previous year. The strategy focused on clients counseling and larger offering of high value-added products has contributed to the 35% growth of assets under management in March 2008.

During 1Q08, Unibanco Private Bank maintained the strategy of an efficient cost management and investments in technology and infrastructure.

Aiming at continue extending the offering of distinctive products and solutions to clients, Unibanco Private Bank launched its new office in Luxembourg with improvements in infrastructure and in customer assistance.

Corporate Governance

Unibanco’s GDSs (UBB) gained 33% over the past 12 months. In the Brazilian market the Units (UBBR11) gained 17%.

Unibanco was the first Brazilian bank to be listed on the New York Stock Exchange and maintained the leadership in financial trading volume among Brazilian Banks. It is worth mentioning that Unibanco’s GDS (UBB) is the only ADR level III among Brazilian banks.

In 1Q08, the ADR’s average daily trading volume reached R$362.5 million. In Bovespa, the Units’ average daily trading volume was R$105.2 million.

Stock Exchange Indices

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. Moreover, the Unit continues to increase its participation on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its weighting increased more than 180%.

Stock Repurchase Program

On February 2008, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition of up to 20,000,000 Units (UBBR11), with the purpose of keeping these shares in Unibanco’s treasury, for further sale or cancellation, without share capital reduction of Unibanco or Unibanco Holdings.

The authorization was valid for 12 months from February 15, 2008, and the acquisition of the shares was made through the broker Unibanco InvestShop Corretora de Valores Mobiliários S.A.

During the new program, 1,859,700 Units were already repurchased at an average acquistion price of R$21.63.

Market Capitalization

Unibanco market capitalization is R$35.1 billion, estimated on the Unit (UBBR11) closing quotation of R$25.12, as of May 7, 2008.

Interest on Capital Stock and Dividends

Unibanco and Unibanco Holdings paid quarterly Interest on Capital on April 30, 2008.

A Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of its results realized in cash.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Sustainability

In April 2008, Unibanco and IFC (International Finance Corporation – the financial member of World Bank Group), signed an agreement to establish a line of credit to help develop Unibanco’s clients’ sustainability-oriented business activities, such as financing of cleaner production, renewable energy, and sustainable construction. This US$75 million-equivalent credit line is the fourth IFC project with Unibanco and the first that focuses on sustainability. The project is the first sustainability-related transaction with a domestic-owned bank in Brazil.

Brazilian companies are becoming increasingly aware of the need to grow in an environmental and socially sustainable manner. The deal that was signed with IFC will enable Unibanco to meet its clients’ growing demands for funding of sustainability-related expenditures.

Unibanco has been developing concrete actions related to sustainability. In 2007 Unibanco has established its Sustainability department and its Sustainability Committee, that reports directly to the Board of Directors. The new partnership with IFC, which fosters the development of sustainability related projects, reaffirms Unibanco’s commitment to promote healthy development practices, considering social, environmental and sustainability aspects in its core business operations.

Unibanco always invests in improving the quality of the clients’ assistance by paying attention to their needs, complaints and suggestions.

In May 2008, a new mandate of the Clients Committee will start. Unibanco’s Clients Committee has been a pioneering initiative since its creation in 2005, and consists of a meeting, every three months, between clients and Unibanco’s executives, and in some of the meetings Unibanco’s CEO is also present to discuss issues that impact the service quality.

The meetings happen in São Paulo and in Rio de Janeiro, and the members are chosen by draw, considering the clients that contributed the most with suggestions in the distribution network.

In 2007, Unibanco’s Clients Committee was awarded by ABRAREC (Brazilian Client-Company Relations Association) in the category Winning Relationship Strategies.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco’s management embraces the policy of limiting their services to independent auditing. We inform that, for the quarter ended on March 31, 2008, Unibanco paid for professional services other than independent auditing to PricewaterhouseCoopers, or approximately 5% of the total fees paid to PricewaterhouseCoopers Auditores Independentes during the period.

The policy adopted by Unibanco meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors were all examined and approved by the Audit Committee, that considered that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, based on the scope and their procedures.

7002 - BALANCE SHEET

CODE	DESCRIPTION	March 31, 2008

10,0,0,00,00,00	TOTAL ASSETS	166,135,589,45
10,1,0,00,00,00	CURRENT ASSETS	99,102,660,01
10,1,1,00,00,00	CASH AND DUE FROM BANKS	1,462,018,71
10,1,2,00,00,00	SHORT-TERM INTERBANK INVESTMENTS	36,978,835,66
10,1,2,21,00,00	Securities Purchased Under Resale Agreements	26,752,922,80
10,1,2,22,00,00	Interbank Deposits	10,225,912,86
10,1,3,00,00,00	MARKETABLE SECURITIES	19,272,920,95
10,1,3,10,00,00	Own Portfolio	7,827,468,20
10,1,3,20,00,00	Subject to Repurchase Commitments	841,289,76
10,1,3,40,00,00	Pledged under Guarantees Rendered	1,804,446,85
10,1,3,45,00,00	Securities purpose of unrestricted purchase and sale commitments	1,951,807,11
10,1,3,70,00,00	Pledged with Brazilian Central Bank	2,171,055,76
10,1,3,85,00,00	Derivative Financial Instruments	4,676,853,27
10,1,4,00,00,00	INTERBANK ACCOUNTS	7,549,016,26
10,1,4,10,00,00	Payments and Receipts Pending Settlement	1,040,430,10
10,1,4,20,00,00	Compulsory Deposits	6,471,440,48
10,1,4,20,10,00	Brazilian Central Bank	6,467,696,96
10,1,4,20,40,00	National Housing System - SFH	3,743,52
10,1,4,80,00,00	Correspondent Banks	37,145,68
10,1,5,00,00,00	INTERDEPARTMENTAL ACCOUNTS	40,813,50
10,1,5,10,00,00	Third-party Funds in Transit	181,78
10,1,5,20,00,00	Internal Transfers of Funds	40,631,72
10,1,6,00,00,00	LENDING OPERATIONS	24,300,577,71
10,1,6,10,00,00	Lending Operations	25,206,214,55
10,1,6,10,10,00	Public Sector	214,325,44
10,1,6,10,20,00	Private Sector	24,991,889,11
10,1,6,90,00,00	Allowance for Losses on Lending	(905,636,84)
10,1,7,00,00,00	LEASING OPERATIONS	396,448,45
10,1,7,10,00,00	Leasing Operations	399,730,61
10,1,7,10,20,00	Private Sector	399,730,61
10,1,7,90,00,00	Allowance for Losses on Leasing	(3,282,16)
10,1,8,00,00,00	OTHER CREDITS	8,556,390,35
10,1,8,20,00,00	Foreign Exchange Portfolio	4,710,395,51
10,1,8,30,00,00	Income Receivable	1,192,347,50
10,1,8,40,00,00	Negotiation and Intermediation of Securities	15,824,00
10,1,8,70,00,00	Sundry	2,648,299,53
10,1,8,90,00,00	Allowance for Losses on Other Credits	(10,476,19)
10,1,9,00,00,00	OTHER ASSETS	545,638,42
10,1,9,40,00,00	Other Assets	149,388,37
10,1,9,70,00,00	Allowance for Other Assets Losses	(31,368,04)
10,1,9,90,00,00	Prepaid Expenses	427,618,09
10,2,0,00,00,00	LONG-TERM ASSETS	50,015,832,85
10,2,2,00,00,00	INTERBANK INVESTMENTS	1,163,879,24
10,2,2,22,00,00	Interbank Deposits	1,163,879,24
10,2,3,00,00,00	MARKETABLE SECURITIES	27,026,889,65
10,2,3,10,00,00	Own Portfolio	1,469,524,70
10,2,3,20,00,00	Subject to Repurchase Commitments	16,454,547,55
10,2,3,40,00,00	Pledged under Guarantees Rendered	6,294,585,87
10,2,3,45,00,00	Securities purpose of unrestricted purchase and sale commitments	824,890,11
10,2,3,70,00,00	Pledged with Brazilian Central Bank	1,408,535,80
10,2,3,85,00,00	Derivative Financial Instruments	574,805,62
10,2,4,00,00,00	INTERBANK ACCOUNTS	56,774,55
10,2,4,20,00,00	Compulsory Deposits	56,774,55
10,2,4,20,40,00	National Housing System - SFH	56,774,55
10,2,6,00,00,00	LENDING OPERATIONS	17,705,886,06
10,2,6,10,00,00	Lending Operations	18,204,268,50
10,2,6,10,10,00	Public Sector	615,065,10
10,2,6,10,20,00	Private Sector	17,589,203,40
10,2,6,90,00,00	Allowance for Losses on Lending	(498,382,44)
10,2,7,00,00,00	LEASING OPERATIONS	467,763,07

10,2,7,10,00,00	Leasing Operations	471,635,64
10,2,7,10,20,00	Private Sector	471,635,64
10,2,7,90,00,00	Allowance for Losses on Leasing	(3,872,57)
10,2,8,00,00,00	OTHER CREDITS	2,956,263,95
10,2,8,10,00,00	Receivables on Guarantees Honored	666,84
10,2,8,20,00,00	Foreign Exchange Portfolio	477,163,49
10,2,8,30,00,00	Income Receivable	27,678,99
10,2,8,70,00,00	Sundry	2,451,484,21
10,2,8,90,00,00	Allowance for Losses on Other Credits	(729,58)
10,2,9,00,00,00	OTHER ASSETS	638,376,33
10,2,9,90,00,00	Prepaid Expenses	638,376,33
10,3,0,00,00,00	PERMANENT ASSETS	17,017,096,59
10,3,1,00,00,00	INVESTMENTS	16,059,013,92
10,3,1,20,00,00	Investments in Subsidiary and Associated Companies	16,035,170,11
10,3,1,20,10,00	Local	13,159,397,93
10,3,1,20,20,00	Foreign	2,875,772,18
10,3,1,50,00,00	Other Investments	52,442,68
10,3,1,90,00,00	Allowance for Losses	(28,598,87)
10,3,2,00,00,00	FIXED ASSETS	396,572,07
10,3,2,30,00,00	Land and buildings in use	186,502,15
10,3,2,40,00,00	Other Fixed Assets	1,033,620,35
10,3,2,90,00,00	Accumulated Depreciation	(823,550,43)
10,3,4,00,00,00	DEFERRED CHARGES	561,510,60
10,3,4,10,00,00	Organization and Expansion Costs	1,089,127,42
10,3,4,90,00,00	Accumulated Amortization	(527,616,82)
40,0,0,00,00,00	TOTAL LIABILITIES	166,135,589,45
40,1,0,00,00,00	CURRENT LIABILITIES	86,071,207,53
40,1,1,00,00,00	DEPOSITS	28,942,405,91
40,1,1,10,00,00	Demand Deposits	3,954,841,58
40,1,1,20,00,00	Savings Deposits	10,053,847,79
40,1,1,30,00,00	Interbank Deposits	3,701,143,09
40,1,1,40,00,00	Time Deposits	11,137,768,93
40,1,1,90,00,00	Other Deposits	94,804,52
40,1,2,00,00,00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	30,191,417,02
40,1,2,10,00,00	Own Portfolio	7,392,665,72
40,1,2,20,00,00	Third Parties Portfolio	17,282,835,51
40,1,2,30,00,00	Unrestricted Notes	5,515,915,79
40,1,3,00,00,00	RESOURCES FROM SECURITIES ISSUED	1,953,591,16
40,1,3,40,00,00	Debentures	494,607,66
40,1,3,50,00,00	Securities Abroad	997,089,92
40,1,3,60,00,00	Real Estate Notes	461,893,58
40,1,4,00,00,00	INTERBANK ACCOUNTS	1,271,145,40
40,1,4,10,00,00	Receipts and Payments Pending Settlement	1,165,148,17
40,1,4,40,00,00	Correspondent Banks	105,997,23
40,1,5,00,00,00	INTERDEPARTMENTAL ACCOUNTS	453,982,21
40,1,5,10,00,00	Third-Party Funds in Transit	453,974,42
40,1,5,20,00,00	Internal Transfer of Funds	7,79
40,1,6,00,00,00	BORROWINGS	5,310,996,61
40,1,6,10,00,00	Borrowings in Brazil - Governmental Agencies	78,95
40,1,6,30,00,00	Foreign Borrowings	5,310,917,66
40,1,7,00,00,00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,658,522,77
40,1,7,10,00,00	National Treasury	51,775,76
40,1,7,30,00,00	BNDES ( National Economic Development Bank)	1,400,619,18
40,1,7,50,00,00	FINAME (National Industrial Financing Authority)	1,185,991,28
40,1,7,90,00,00	Other Institutions	20,136,55
40,1,8,00,00,00	FOREIGN ONLENDINGS	1,409,26
40,1,8,10,00,00	Foreign Onlendings	1,409,26
40,1,9,00,00,00	OTHER LIABILITIES	15,287,737,19
40,1,9,10,00,00	Collection of Taxes and Social Contributions	2,107,406,69
40,1,9,20,00,00	Foreign Exchange Portfolio	3,278,126,31
40,1,9,30,00,00	Social and Statutory	456,332,42
40,1,9,40,00,00	Taxes and Social Security	223,205,61

40,1,9,50,00,00	Negotiation and Intermediation of Securities	2,063,372,99
40,1,9,85,00,00	Subordinated Debit	25,688,89
40,1,9,87,00,00	Derivative Financial Instruments	6,174,015,30
40,1,9,90,00,00	Sundry	959,588,98
40,2,0,00,00,00	LONG-TERM LIABILITIES	67,810,732,75
40,2,1,00,00,00	DEPOSITS	30,491,601,22
40,2,1,30,00,00	Interbank Deposits	13,682,380,15
40,2,1,40,00,00	Time Deposits	16,809,221,07
40,2,2,00,00,00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	10,150,370,14
40,2,2,10,00,00	Own Portfolio	10,150,370,14
40,2,3,00,00,00	RESOURCES FROM SECURITIES ISSUED	7,426,442,73
40,2,3,40,00,00	Debentures	3,967,216,30
40,2,3,50,00,00	Securities Abroad	3,458,954,84
40,2,3,60,00,00	Real Estate Notes	271,59
40,2,6,00,00,00	BORROWINGS	1,577,075,96
40,2,6,10,00,00	Borrowings in Brazil - Governmental Agencies	205,32
40,2,6,30,00,00	Foreign Borrowings	1,576,870,64
40,2,7,00,00,00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	5,884,337,82
40,2,7,10,00,00	National Treasury	47,202,56
40,2,7,30,00,00	BNDES ( National Economic Development Bank)	3,025,017,34
40,2,7,50,00,00	FINAME (National Industrial Financing Authority)	2,669,070,23
40,2,7,90,00,00	Other Institutions	143,047,69
40,2,8,00,00,00	FOREIGN ONLENDINGS	3,919,27
40,2,8,10,00,00	Foreign Onlendings	3,919,27
40,2,9,00,00,00	OTHER LIABILITIES	12,276,985,61
40,2,9,20,00,00	Foreign Exchange Portfolio	477,843,89
40,2,9,40,00,00	Taxes and Social Security	1,899,379,03
40,2,9,50,00,00	Negotiation and Intermediation of Securities	155,495,29
40,2,9,85,00,00	Subordinated Debt	6,684,770,64
40,2,9,87,00,00	Derivative Financial Instruments	671,193,70
40,2,9,90,00,00	Sundry	2,388,303,06
40,5,0,00,00,00	DEFERRED INCOME	44,735,53
40,5,1,00,00,00	Deferred Income	44,735,53
40,6,0,00,00,00	STOCKHOLDERS’ EQUITY	12,208,913,64
40,6,1,00,00,00	Capital	8,000,000,00
40,6,1,10,00,00	Local Residents	5,600,885,77
40,6,1,20,00,00	Foreign Residents	2,399,114,23
40,6,4,00,00,00	Capital Reserves	160,910,52
40,6,5,00,00,00	Revaluation Reserves	4,862,75
40,6,6,00,00,00	Revenue Reserves	3,850,345,16
40,6,7,00,00,00	Unrealized gains and losses-Marketable Securities and Derivative Financial Instruments	(116,424,29)
40,6,8,00,00,00	Retained earnings	450,955,26
40,6,9,00,00,00	Treasury Stocks	(141,735,76)

7003 - STATEMENT OF INCOME

		From January 1, 2008	From January 1, 2008
CODE	DESCRIPTION	to March 31, 2008	to March 31, 2008

10,1,1,10,10,00	REVENUE FROM FINANCIAL INTERMEDIATION	4,308,024,06	4,308,024,06
10,1,1,10,10,11	Lending Operations	1,814,874,52	1,814,874,52
10,1,1,10,10,13	Leasing Operations	34,089,06	34,089,06
10,1,1,10,10,15	Marketable Securities	1,614,599,14	1,614,599,14
10,1,1,10,10,16	Derivative Financial Instruments	658,739,52	658,739,52
10,1,1,10,10,17	Foreign Exchange Transactions	61,076,76	61,076,76
10,1,1,10,10,19	Compulsory Deposits	124,645,06	124,645,06
10,1,1,10,20,00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,981,145,93)	(2,981,145,93)
10,1,1,10,20,12	Deposits and Securities Sold	(2,546,391,02)	(2,546,391,02)
10,1,1,10,20,14	Borrowings and Onlendings	(227,639,23)	(227,639,23)
10,1,1,10,20,20	Provision for Lending, Leasing and Other
	Credits Losses	(207,115,68)	(207,115,68)
10,1,1,10,00,00	GROSS PROFIT FROM FINANCIAL
	INTERMEDIATION	1,326,878,13	1,326,878,13
10,1,1,20,00,00	OTHER OPERATING INCOME (EXPENSES)	(487,463,02)	(487,463,02)
10,1,1,20,21,00	Services Rendered	491,473,24	491,473,24
10,1,1,20,22,00	Salaries, Benefits, Training and Social Security	(477,603,41)	(477,603,41)
10,1,1,20,24,00	Other Administrative Expenses	(423,527,69)	(423,527,69)
10,1,1,20,26,00	Financial Transaction and Other Taxes	(140,666,30)	(140,666,30)
10,1,1,20,23,00	Equity in Results of Subsidiary and
	Associated Companies	294,121,83	294,121,83
10,1,1,20,25,00	Other Operating Income	31,883,61	31,883,61
10,1,1,20,32,00	Other Operating Expenses	(263,144,30)	(263,144,30)
10,1,1,00,00,00	OPERATING INCOME	839,415,11	839,415,11
10,1,2,00,00,00	NON-OPERATING INCOME (EXPENSES), NET	9,372,91	9,372,91
10,1,0,00,00,00	INCOME BEFORE TAXES AND PROFIT SHARING	848,788,02	848,788,02
10,2,0,00,00,00	INCOME TAX AND SOCIAL CONTRIBUTION	10,580,03	10,580,03
10,2,1,00,00,00	Provision for Income Tax	(86,611,86)	(86,611,86)
10,2,2,00,00,00	Provision for Social Contribution	(41,719,64)	(41,719,64)
10,2,3,00,00,00	Deferred Tax Asset	138,911,53	138,911,53
10,3,0,00,00,00	PROFIT SHARING	(118,672,79)	(118,672,79)
10,0,0,00,00,00	NET INCOME	740,695,26	740,695,26
20,0,0,00,00,00	INTEREST ON OWN CAPITAL	(289,740,00)	(289,740,00)
30,0,0,00,00,00	NET INCOME PER SHARE:	0,00026509369918	0,00026509369918

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

			CAPITAL	REVALUATION RESERVE ON	REVENUE RESERVES		UNREALIZED GAINS AND LOSSES- MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL	RETAINED	TREASURY

CODE		CAPITAL	RESERVE	SUBSIDIARIES	LEGAL	STATUTORY	INSTRUMENTS	EARNINGS	STOCKS	TOTAL

00.0.1.01.00.00	AT DECEMBER 31, 2007	8,000,000.00	160,910.52	4,883.94	742,925.67	3,131,063.36	(65,785.74)	-	(136,693.29)	11,837,304.46
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS -
	MARKETABLE SECURITIES AND DERIVATIVE
	FINANCIAL INSTRUMENTS	-	-	-	-	-	(50,638.55)	-	-	(50,638.55)
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	Own Stocks Acquisition / Cancellation	-	-	-	-	(23,643.87)	-	-	(5,042.47)	(28,686.34)
00.0.1.15.00.00	Revaluation Reserve on Subsidiaries/Associated	-	-	(21.19)	-	-	-	-	-	(21.19)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	740,695.26	-	740,695.26
00.0.1.19.00.00	DESTINATIONS:
00.0.1.23.00.00	Interest on Own Capital	-	-	-	-	-	-	(289,740.00)	-	(289,740.00)
00.0.1.0.00.00	AT MARCH 31, 2008	8,000,000.00	160,910.52	4,862.75	742,925.67	3,107,419.49	(116,424.29)	450,955.26	(141,735.76)	12,208,913.64
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	-	(21.19)	-	(23,643.87)	(50,638.55)	450,955.26	(5,042.47)	371,609.18
00.0.6.00.00.00	Interest on Own Capital Per Share								0.000103697502262

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

		From January 1, 2008
CODE	DESCRIPTION	to March 31, 2008

10,0,0,00,00,00	FINANCIAL RESOURCES WERE PROVIDED BY	20,930,151,66
10,1,0,00,00,00	NET INCOME FOR THE PERIOD	541,269,84
10,2,0,00,00,00	CHANGES IN DEFERRED INCOME	16,754,18
10,5,0,00,00,00	THIRD PARTY FUNDS	20,372,127,64
10,5,1,00,00,00	Increase in Liabilities	15,885,648,43
10,5,1,02,00,00	Securities sold under repurchase agreements	7,047,735,07
10,5,1,04,00,00	Real estate notes	44,151,28
10,5,1,06,00,00	Debentures	1,566,849,65
10,5,1,07,00,00	Interbank and Interdepartmental accounts	932,715,86
10,5,1,08,00,00	Borrowings and Onlendings	15,465,40
10,5,1,09,00,00	Other Liabilities	6,278,731,17
10,5,2,00,00,00	DECREASE IN ASSETS	4,454,834,53
10,5,2,01,00,00	Interbank Deposits	4,367,794,38
10,5,2,05,00,00	Leasing Operations	87,040,15
10,5,3,00,00,00	Sale of Assets and Investments	6,905,38
10,5,3,02,00,00	Foreclosed Assets	6,179,64
10,5,3,03,00,00	Fixed Assets	694,55
10,5,3,05,00,00	Investments	31,19
10,5,4,00,00,00	Dividends Received from Subsidiary Companies	24,739,30
20,0,0,00,00,00	FINANCIAL RESOURCES WERE USED FOR	21,979,369,64
20,2,0,00,00,00	Dividends and Interest on Own Capital Proposed	289,740,00
20,3,0,00,00,00	Issued own stocks acquisitions	28,686,34
20,4,0,00,00,00	INVESTMENTS IN	1,538,791,36
20,4,2,00,00,00	Foreclosed Assets	7,769,33
20,4,3,00,00,00	Fixed Assets	33,571,17
20,4,5,00,00,00	Investments	1,497,450,86
20,5,0,00,00,00	DEFERRED CHARGES	59,412,50
20,6,0,00,00,00	INCREASE IN ASSETS	12,421,842,75
20,6,2,00,00,00	Marketable Securities and Derivative Financial Instruments	7,270,815,18
20,6,3,00,00,00	Interbank and Interdepartmental accounts	941,970,86
20,6,4,00,00,00	Lending Operations	3,699,230,98
20,6,6,00,00,00	Other Credits	349,409,68
20,6,7,00,00,00	Other Assets	160,416,05
20,7,0,00,00,00	DECREASE IN LIABILITIES	7,640,896,69
20,7,1,00,00,00	Deposits	7,640,896,69
30,0,0,00,00,00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10,0,0,00,00,00 – 20,0,0,00,00,00)	(1,049,217,98)

50,0,0,00,00,00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	2,511,236,69
60,0,0,00,00,00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,462,018,71
70,0,0,00,00,00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30,0,0,00,00,00)	(1,049,217,98)

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	March 31, 2008

10,0,0,00,00,00	TOTAL ASSETS	156,211,290,86
10,1,0,00,00,00	CURRENT ASSETS	113,559,769,00
10,1,1,00,00,00	CASH AND DUE FROM BANKS	3,463,996,77
10,1,2,00,00,00	SHORT-TERM INTERBANK INVESTMENTS	32,298,423,14
10,1,2,21,00,00	Securities Purchased Under Resale Agreements	26,770,907,41
10,1,2,22,00,00	Interbank Deposits	5,527,515,73
10,1,3,00,00,00	MARKETABLE SECURITIES	22,130,820,78
10,1,3,10,00,00	Own Portfolio	12,731,067,46
10,1,3,20,00,00	Subject to Repurchase Commitments	845,849,87
10,1,3,40,00,00	Pledged under Guarantees Rendered	1,734,714,15
10,1,3,45,00,00	Securities purpose of unrestricted purchase and sale commitments	1,951,807,11
10,1,3,70,00,00	Pledged with Brazilian Central Bank	2,171,055,76
10,1,3,85,00,00	Derivative Financial Instruments	2,696,326,43
10,1,4,00,00,00	INTERBANK ACCOUNTS	7,781,678,55
10,1,4,10,00,00	Payments and Receipts Pending Settlement	1,078,333,65
10,1,4,20,00,00	Compulsory Deposits	6,641,897,90
10,1,4,20,10,00	Brazilian Central Bank	6,638,154,38
10,1,4,20,40,00	National Housing System - SFH	3,743,52
10,1,4,80,00,00	Correspondent Banks	61,447,00
10,1,5,00,00,00	INTERDEPARTMENTAL ACCOUNTS	46,282,06
10,1,5,10,00,00	Third-party Funds in Transit	181,78
10,1,5,20,00,00	Internal Transfers of Funds	46,100,28
10,1,6,00,00,00	LENDING OPERATIONS	31,259,173,04
10,1,6,10,00,00	Lending Operations	33,440,990,82
10,1,6,10,10,00	Public Sector	214,325,44
10,1,6,10,20,00	Private Sector	33,226,665,38
10,1,6,90,00,00	Allowance for Losses on Lending	(2,181,817,78)
10,1,7,00,00,00	LEASING OPERATIONS	2,879,049,89
10,1,7,10,00,00	Leasing Operations	2,976,375,90
10,1,7,10,20,00	Private Sector	2,976,375,90
10,1,7,90,00,00	Allowance for Losses on Leasing	(97,326,01)
10,1,8,00,00,00	OTHER CREDITS	12,857,249,27
10,1,8,20,00,00	Foreign Exchange Portfolio	4,710,395,51
10,1,8,30,00,00	Income Receivable	509,033,15
10,1,8,40,00,00	Negotiation and Intermediation of Securities	337,446,14
10,1,8,70,00,00	Sundry	7,372,878,18
10,1,8,90,00,00	Allowance for Losses on Other Credits	(72,503,71)
10,1,9,00,00,00	OTHER ASSETS	843,095,50
10,1,9,40,00,00	Other Assets	280,013,10
10,1,9,70,00,00	Allowance for Other Assets Losses	(72,828,86)
10,1,9,90,00,00	Prepaid Expenses	635,911,26
10,2,0,00,00,00	LONG-TERM ASSETS	40,051,148,68
10,2,2,00,00,00	INTERBANK INVESTMENTS	1,101,083,23
10,2,2,22,00,00	Interbank Deposits	1,101,083,23
10,2,3,00,00,00	MARKETABLE SECURITIES	9,750,539,82
10,2,3,10,00,00	Own Portfolio	3,976,150,94
10,2,3,20,00,00	Subject to Repurchase Commitments	907,305,12
10,2,3,40,00,00	Pledged under Guarantees Rendered	1,865,127,24
10,2,3,45,00,00	Securities purpose of unrestricted purchase and sale commitments	824,890,11
10,2,3,70,00,00	Pledged with Brazilian Central Bank	1,408,535,80
10,2,3,85,00,00	Derivative Financial Instruments	768,530,61
10,2,4,00,00,00	INTERBANK ACCOUNTS	56,774,55
10,2,4,20,00,00	Compulsory Deposits	56,774,55
10,2,4,20,40,00	National Housing System - SFH	56,774,55
10,2,6,00,00,00	LENDING OPERATIONS	18,239,309,51
10,2,6,10,00,00	Lending Operations	18,783,444,04
10,2,6,10,10,00	Public Sector	615,065,10
10,2,6,10,20,00	Private Sector	18,168,378,94
10,2,6,90,00,00	Allowance for Losses on Lending	(544,134,53)
10,2,7,00,00,00	LEASING OPERATIONS	4,320,487,69
10,2,7,10,00,00	Leasing Operations	4,470,305,98
10,2,7,10,20,00	Private Sector	4,470,305,98
10,2,7,90,00,00	Allowance for Losses on Leasing	(149,818,29)

10,2,8,00,00,00	OTHER CREDITS	5,632,166,78
10,2,8,10,00,00	Receivables on Guarantees Honored	666,84
10,2,8,20,00,00	Foreign Exchange Portfolio	477,163,49
10,2,8,30,00,00	Income Receivable	93,309,05
10,2,8,70,00,00	Sundry	5,066,642,98
10,2,8,90,00,00	Allowance for Losses on Other Credits	(5,615,58)
10,2,9,00,00,00	OTHER ASSETS	950,787,10
10,2,9,90,00,00	Prepaid Expenses	950,787,10
10,3,0,00,00,00	PERMANENT ASSETS	2,600,373,18
10,3,1,00,00,00	INVESTMENTS	989,071,91
10,3,1,20,00,00	Investments in Subsidiary and Associated Companies	543,595,43
10,3,1,20,10,00	Local	543,595,43
10,3,1,50,00,00	Other Investments	504,001,36
10,3,1,90,00,00	Allowance for Losses	(58,524,88)
10,3,2,00,00,00	FIXED ASSETS	855,648,62
10,3,2,30,00,00	Land and buildings in use	612,529,06
10,3,2,40,00,00	Other Fixed Assets	1,631,585,07
10,3,2,90,00,00	Accumulated Depreciation	(1,388,465,51)
10,3,4,00,00,00	DEFERRED CHARGES	755,652,65
10,3,4,10,00,00	Organization and Expansion Costs	1,489,319,88
10,3,4,90,00,00	Accumulated Amortization	(733,667,23)
40,0,0,00,00,00	TOTAL LIABILITIES	156,211,290,86
40,1,0,00,00,00	CURRENT LIABILITIES	89,886,827,63
40,1,1,00,00,00	DEPOSITS	27,681,937,60
40,1,1,10,00,00	Demand Deposits	4,143,260,27
40,1,1,20,00,00	Savings Deposits	10,600,111,74
40,1,1,30,00,00	Interbank Deposits	1,431,770,61
40,1,1,40,00,00	Time Deposits	11,411,990,46
40,1,1,90,00,00	Other Deposits	94,804,52
40,1,2,00,00,00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	19,631,784,08
40,1,2,10,00,00	Own Portfolio	7,428,758,59
40,1,2,20,00,00	Third Parties Portfolio	12,203,025,49
40,1,3,00,00,00	RESOURCES FROM SECURITIES ISSUED	2,008,370,71
40,1,3,30,00,00	Mortgage Notes	117,853,30
40,1,3,40,00,00	Debentures	518,904,44
40,1,3,50,00,00	Securities Abroad	909,719,39
40,1,3,60,00,00	Real Estate Notes	461,893,58
40,1,4,00,00,00	INTERBANK ACCOUNTS	1,316,352,93
40,1,4,10,00,00	Receipts and Payments Pending Settlement	1,230,181,25
40,1,4,40,00,00	Correspondent Banks	86,171,68
40,1,5,00,00,00	INTERDEPARTMENTAL ACCOUNTS	455,216,06
40,1,5,10,00,00	Third-Party Funds in Transit	453,978,94
40,1,5,20,00,00	Internal Transfer of Funds	1,237,12
40,1,6,00,00,00	BORROWINGS	5,539,973,64
40,1,6,10,00,00	Borrowings in Brazil - Governmental Agencies	78,94
40,1,6,20,00,00	Borrowings in Brazil - Other Institutions	110,506,06
40,1,6,30,00,00	Foreign Borrowings	5,429,388,64
40,1,7,00,00,00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,928,385,14
40,1,7,10,00,00	National Treasury	51,775,76
40,1,7,30,00,00	BNDES ( National Economic Development Bank)	1,400,619,18
40,1,7,50,00,00	FINAME (National Industrial Financing Authority)	1,455,853,65
40,1,7,90,00,00	Other Institutions	20,136,55
40,1,8,00,00,00	FOREIGN ONLENDINGS	1,409,26
40,1,8,10,00,00	Foreign Onlendings	1,409,26
40,1,9,00,00,00	OTHER LIABILITIES	30,323,398,21
40,1,9,10,00,00	Collection of Taxes and Social Contributions	2,158,778,42
40,1,9,20,00,00	Foreign Exchange Portfolio	3,278,126,31
40,1,9,30,00,00	Social and Statutory	511,381,90
40,1,9,40,00,00	Taxes and Social Security	687,553,21
40,1,9,50,00,00	Negotiation and Intermediation of Securities	2,567,986,07
40,1,9,85,00,00	Subordinated Debt	25,434,40
40,1,9,87,00,00	Derivative Financial Instruments	4,130,009,85
40,1,9,90,00,00	Sundry	16,964,128,05
40,2,0,00,00,00	LONG-TERM LIABILITIES	51,516,110,11
40,2,1,00,00,00	DEPOSITS	14,706,204,39
40,2,1,40,00,00	Time Deposits	14,706,204,39
40,2,2,00,00,00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	9,840,180,04
40,2,2,10,00,00	Own Portfolio	9,840,180,04

40,2,3,00,00,00	RESOURCES FROM SECURITIES ISSUED	4,236,002,84
40,2,3,40,00,00	Debentures	3,984,889,64
40,2,3,50,00,00	Securities Abroad	250,841,61
40,2,3,60,00,00	Real Estate Notes	271,59
40,2,6,00,00,00	BORROWINGS	1,568,211,52
40,2,6,10,00,00	Borrowings in Brazil - Governmental Agencies	205,32
40,2,6,30,00,00	Foreign Borrowings	1,568,006,20
40,2,7,00,00,00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	6,266,022,40
40,2,7,10,00,00	National Treasury	47,202,56
40,2,7,30,00,00	BNDES ( National Economic Development Bank)	3,025,017,34
40,2,7,50,00,00	FINAME (National Industrial Financing Authority)	3,050,754,81
40,2,7,90,00,00	Other Institutions	143,047,69
40,2,8,00,00,00	FOREIGN ONLENDINGS	3,919,27
40,2,8,10,00,00	Foreign Onlendings	3,919,27
40,2,9,00,00,00	OTHER LIABILITIES	14,895,569,65
40,2,9,20,00,00	Foreign Exchange Portfolio	477,843,89
40,2,9,40,00,00	Taxes and Social Security	3,296,429,03
40,2,9,50,00,00	Negotiation and Intermediation of Securities	155,495,29
40,2,9,85,00,00	Subordinated Debt	6,673,041,18
40,2,9,87,00,00	Derivative Financial Instruments	671,193,70
40,2,9,90,00,00	Sundry	3,621,566,56
40,5,0,00,00,00	DEFERRED INCOME	75,590,05
40,5,1,00,00,00	Deferred Income	75,590,05
40,9,0,00,00,00	MINORITY INTEREST	2,523,849,43
40,6,0,00,00,00	STOCKHOLDERS’ EQUITY	12,208,913,64
40,6,1,00,00,00	Capital	8,000,000,00
40,6,1,10,00,00	Local Residents	5,600,885,77
40,6,1,20,00,00	Foreign Residents	2,399,114,23
40,6,4,00,00,00	Capital Reserves	160,910,52
40,6,5,00,00,00	Revaluation Reserve	4,862,75
40,6,6,00,00,00	Revenue Reserves	3,850,345,16
40,6,7,00,00,00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(116,424,29)
40,6,8,00,00,00	Retained Earnings	450,955,26
40,6,9,00,00,00	Treasury Stocks	(141,735,76)

7007 - CONSOLIDATED STATEMENT OF INCOME

		From January 1, 2008	From January 1, 2008
CODE	DESCRIPTION	to March 31, 2008	to March 31, 2008

10,1,1,10,10,00	REVENUE FROM FINANCIAL INTERMEDIATION	4,805,258,22	4,805,258,22
10,1,1,10,10,11	Lending Operations	2,931,013,38	2,931,013,38
10,1,1,10,10,13	Leasing Operations	269,003,54	269,003,54
10,1,1,10,10,15	Marketable Securities	975,100,32	975,100,32
10,1,1,10,10,16	Derivative Financial Instruments	443,483,56	443,483,56
10,1,1,10,10,17	Foreign Exchange Transactions	61,314,59	61,314,59
10,1,1,10,10,19	Compulsory Deposits	125,342,83	125,342,83
10,1,1,10,20,00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,612,397,41)	(2,612,397,41)
10,1,1,10,20,12	Deposits and Securities Sold	(1,736,760,55)	(1,736,760,55)
10,1,1,10,20,14	Borrowings and Onlendings	(245,677,96)	(245,677,96)
10,1,1,10,20,20	Provision for Lending, Leasing and Other
	Credits Losses	(629,958,90)	(629,958,90)
10,1,1,10,00,00	GROSS PROFIT FROM FINANCIAL
	INTERMEDIATION	2,192,860,81	2,192,860,81
10,1,1,20,00,00	OTHER OPERATING INCOME (EXPENSES)	(1,060,913,00)	(1,060,913,00)
10,1,1,20,21,00	Services Rendered	913,632,48	913,632,48
10,1,1,20,22,00	Salaries, Benefits, Training and Social Security	(604,257,89)	(604,257,89)
10,1,1,20,24,00	Other Administrative Expenses	(850,130,40)	(850,130,40)
10,1,1,20,26,00	Financial Transaction and Other Taxes	(300,808,16)	(300,808,16)
10,1,1,20,23,00	Equity in Results of Subsidiary and
	Associated Companies	7,459,70	7,459,70
10,1,1,20,25,00	Other Operating Income	1,597,063,49	1,597,063,49
10,1,1,20,32,00	Other Operating Expenses	(1,823,872,22)	(1,823,872,22)
10,1,1,00,00,00	OPERATING INCOME	1,131,947,81	1,131,947,81
10,1,2,00,00,00	NON-OPERATING INCOME (EXPENSES), NET	27,390,01	27,390,01
10,1,0,00,00,00	INCOME BEFORE TAXES AND PROFIT SHARING	1,159,337,82	1,159,337,82
10,2,0,00,00,00	INCOME TAX AND SOCIAL CONTRIBUTION	(198,488,98)	(198,488,98)
10,2,1,00,00,00	Provision for income tax	(375,970,60)	(375,970,60)
10,2,2,00,00,00	Provision for social contribution	(104,222,70)	(104,222,70)
10,2,3,00,00,00	Deferred tax asset	281,704,32	281,704,32
10,3,0,00,00,00	PROFIT SHARING	(143,370,55)	(143,370,55)
40,0,0,00,00,00	MINORITY INTEREST	(76,783,03)	(76,783,03)
10,0,0,00,00,00	NET INCOME	817,478,29	817,478,29
20,0,0,00,00,00	INTEREST ON OWN CAPITAL	(289,740,00)	(289,740,00)
30,0,0,00,00,00	NET INCOME PER SHARE	0,0002925742280189	0,0002925742280189

7008 - CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

CODE		CAPITAL	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES		UNREALIZED GAINS AND LOSSES- MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL

					LEGAL	STATUTORY

00.0.1.01.00.00	AT DECEMBER 31, 2007	8,000,000.00	160,910.52	4,883.94	742,925.67	3,131,063.36	(65,785.74)	-	(136,693.29)	11,837,304.46
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS -
	MARKETABLE SECURITIES AND DERIVATIVE
	FINANCIAL INSTRUMENTS	-	-	-	-	-	(50,638.55)	-	-	(50,638.55)
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	Own Stocks Acquisition / Cancellation	-	-	-	-	(23,643.87)	-	-	(5,042.47)	(28,686.34)
00.0.1.15.00.00	Revaluation Reserve on Subsidiaries/Associated	-	-	(21.19)	-	-	-	-	-	(21.19)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	740,695.26	-	740,695.26
00.0.1.19.00.00	DESTINATIONS:
00.0.1.23.00.00	Interest on Own Capital	-	-	-	-	-	-	(289,740.00)	-	(289,740.00)
00.0.1.0.00.00	AT MARCH 31, 2008	8,000,000.00	160,910.52	4,862.75	742,925.67	3,107,419.49	(116,424.29)	450,955.26	(141,735.76)	12,208,913.64
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	-	(21.19)	-	(23,643.87)	(50,638.55)	450,955.26	(5,042.47)	371,609.18
00.0.6.00.00.00	Interest on Own Capital Per Share									0.000103697502262

7009 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

		From January 1, 2008
CODE	DESCRIPTION	to March 31, 2008

10,0,0,00,00,00	FINANCIAL RESOURCES WERE PROVIDED BY	14,993,786,40
10,1,0,00,00,00	ADJUSTED NET INCOME FOR THE PERIOD	862,225,18
10,2,0,00,00,00	CHANGES IN DEFERRED INCOME	18,701,90
10,5,0,00,00,00	THIRD PARTY FUNDS	14,112,859,32
10,5,1,00,00,00	Increase in Liabilities	9,507,085,81
10,5,1,02,00,00	Securities Purchased Under Resale Agreements	2,391,790,42
10,5,1,04,00,00	Real Estate Notes	44,151,28
10,5,1,05,00,00	Mortgage notes	62,716,27
10,5,1,06,00,00	Debentures	1,758,035,73
10,5,1,07,00,00	Interbank and Interdepartmental accounts	1,007,400,10
10,5,1,09,00,00	Other Liabilities	4,242,992,01
10,5,2,00,00,00	Decrease in Assets	4,571,358,19
10,5,2,01,00,00	Interbank Deposits	4,272,744,92
10,5,2,06,00,00	Other Assets	298,613,27
10,5,3,00,00,00	Sale of Assets and Investments	34,251,78
10,5,3,02,00,00	Foreclosed Assets	16,928,29
10,5,3,03,00,00	Fixed Assets	1,021,39
10,5,3,05,00,00	Investments	16,302,10
10,5,4,00,00,00	Dividends Received from Subsidiaries and Associated Companies	163,54
20,0,0,00,00,00	FINANCIAL RESOURCES WERE USED FOR	15,960,214,87
20,2,0,00,00,00	Dividends and Interest on Own Capital Proposed	289,740,00
20,3,0,00,00,00	ISSUED OWN STOCKS ACQUISITIONS	28,686,34
20,4,0,00,00,00	INVESTMENTS IN	381,563,96
20,4,2,00,00,00	Foreclosed Assets	35,116,34
20,4,3,00,00,00	Fixed Assets	49,184,70
20,4,5,00,00,00	Investments	297,262,92
20,5,0,00,00,00	DEFERRED CHARGES	64,656,13
20,6,0,00,00,00	INCREASE IN ASSETS	11,912,515,59
20,6,2,00,00,00	Marketable Securities and Derivative Financial Instruments	5,958,336,56
20,6,3,00,00,00	Interbank and Interdepartmental accounts	997,212,91
20,6,4,00,00,00	Lending Operations	3,923,682,66
20,6,5,00,00,00	Leasing Operations	875,315,34
20,6,7,00,00,00	Other Assets	157,968,12
20,7,0,00,00,00	DECREASE IN LIABILITIES	3,283,052,85
20,7,1,00,00,00	Deposits	3,254,402,03
20,7,8,00,00,00	Borrowings and Onlendings	28,650,82
30,0,0,00,00,00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10,0,0,00,00,00 – 20,0,0,00,00,00)	(966,428,47)

50,0,0,00,00,00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	4,430,425,24
60,0,0,00,00,00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	3,463,996,77
70,0,0,00,00,00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30,0,0,00,00,00)	(966,428,47)

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	March 31, 2008

10,0,0,00,00,00	TOTAL ASSETS	153,503,545,11
10,1,0,00,00,00	CURRENT ASSETS	103,967,057,96
10,1,1,00,00,00	CASH AND DUE FROM BANKS	1,669,226,95
10,1,2,00,00,00	SHORT-TERM INTERBANK INVESTMENTS	31,385,128,78
10,1,2,21,00,00	Securities Purchased Under Resale Agreements	26,752,922,71
10,1,2,22,00,00	Interbank Deposits	4,632,206,07
10,1,3,00,00,00	MARKETABLE SECURITIES	18,110,871,24
10,1,3,10,00,00	Own Portfolio	8,558,328,44
10,1,3,20,00,00	Subject to Repurchase Commitments	841,289,76
10,1,3,40,00,00	Pledged under Guarantees Rendered	1,954,241,82
10,1,3,45,00,00	Securities purpose of unrestricted purchase and sale commitments	1,951,807,11
10,1,3,70,00,00	Pledged with Brazilian Central Bank	2,171,055,76
10,1,3,85,00,00	Derivative Financial Instruments	2,634,148,35
10,1,4,00,00,00	INTERBANK ACCOUNTS	7,798,208,62
10,1,4,10,00,00	Payments and Receipts Pending Settlement	1,081,704,27
10,1,4,20,00,00	Compulsory Deposits	6,641,899,00
10,1,4,20,10,00	Brazilian Central Bank	6,638,155,48
10,1,4,20,40,00	National Housing System - SFH	3,743,52
10,1,4,80,00,00	Correspondent Banks	74,605,35
10,1,5,00,00,00	INTERDEPARTMENTAL ACCOUNTS	40,813,56
10,1,5,10,00,00	Third-party Funds in Transit	181,78
10,1,5,20,00,00	Internal Transfers of Funds	40,631,78
10,1,6,00,00,00	LENDING OPERATIONS	31,968,725,14
10,1,6,10,00,00	Lending Operations	34,355,784,44
10,1,6,10,10,00	Public Sector	214,325,44
10,1,6,10,20,00	Private Sector	34,141,459,00
10,1,6,90,00,00	Allowance for Losses on Lending	(2,387,059,30)
10,1,7,00,00,00	LEASING OPERATIONS	318,107,60
10,1,7,10,00,00	Leasing Operations	3,856,119,91
10,1,7,10,20,00	Private Sector	3,856,119,91
10,1,7,80,00,00	Unearned Leasing Income	(3,440,686,30)
10,1,7,90,00,00	Allowance for Losses on Leasing	(97,326,01)
10,1,8,00,00,00	OTHER CREDITS	12,007,625,47
10,1,8,20,00,00	Foreign Exchange Portfolio	2,649,381,93
10,1,8,30,00,00	Income Receivable	576,376,41
10,1,8,40,00,00	Negotiation and Intermediation of Securities	325,285,01
10,1,8,70,00,00	Sundry	8,531,988,39
10,1,8,90,00,00	Allowance for Losses on Other Credits	(75,406,27)
10,1,9,00,00,00	OTHER ASSETS	668,350,60
10,1,9,40,00,00	Other Assets	232,094,91
10,1,9,70,00,00	Allowance for Other Assets Losses	(61,676,08)
10,1,9,90,00,00	Prepaid Expenses	497,931,77
10,2,0,00,00,00	LONG-TERM ASSETS	32,067,891,98
10,2,2,00,00,00	INTERBANK INVESTMENTS	1,056,936,54
10,2,2,22,00,00	Interbank Deposits	1,056,936,54
10,2,3,00,00,00	MARKETABLE SECURITIES	6,285,964,89
10,2,3,10,00,00	Own Portfolio	728,519,44
10,2,3,20,00,00	Subject to Repurchase Commitments	907,305,12
10,2,3,40,00,00	Pledged under Guarantees Rendered	1,841,908,81
10,2,3,45,00,00	Securities purpose of unrestricted purchase and sale commitments	824,890,11
10,2,3,70,00,00	Pledged with Brazilian Central Bank	1,408,535,80
10,2,3,85,00,00	Derivative Financial Instruments	574,805,61
10,2,4,00,00,00	INTERBANK ACCOUNTS	56,774,55
10,2,4,20,00,00	Compulsory Deposits	56,774,55
10,2,4,20,40,00	National Housing System - SFH	56,774,55
10,2,6,00,00,00	LENDING OPERATIONS	18,293,199,45
10,2,6,10,00,00	Lending Operations	18,849,063,70
10,2,6,10,10,00	Public Sector	615,065,10

10,2,6,10,20,00	Private Sector	18,233,998,60
10,2,6,90,00,00	Allowance for Losses on Lending	(555,864,25)
10,2,7,00,00,00	LEASING OPERATIONS	321,817,35
10,2,7,10,00,00	Leasing Operations	5,835,572,03
10,2,7,10,20,00	Private Sector	5,835,572,03
10,2,7,80,00,00	Unearned Leasing Income	(5,363,936,39)
10,2,7,90,00,00	Allowance for Losses on Leasing	(149,818,29)
10,2,8,00,00,00	OTHER CREDITS	5,178,631,50
10,2,8,10,00,00	Receivables on Guarantees Honored	666,84
10,2,8,20,00,00	Foreign Exchange Portfolio	477,163,49
10,2,8,30,00,00	Income Receivable	93,309,05
10,2,8,70,00,00	Sundry	4,611,791,51
10,2,8,90,00,00	Allowance for Losses on Other Credits	(4,299,39)
10,2,9,00,00,00	OTHER ASSETS	874,567,70
10,2,9,90,00,00	Prepaid Expenses	874,567,70
10,3,0,00,00,00	PERMANENT ASSETS	17,468,595,17
10,3,1,00,00,00	INVESTMENTS	5,428,640,52
10,3,1,20,00,00	Investments in Subsidiary and Associated Companies	5,370,206,46
10,3,1,20,10,00	Local Residents	3,599,768,15
10,3,1,20,20,00	Foreign residents	1,770,438,31
10,3,1,50,00,00	Other Investments	101,938,86
10,3,1,90,00,00	Allowance for Losses	(43,504,80)
10,3,2,00,00,00	FIXED ASSETS	462,883,65
10,3,2,30,00,00	Land and buildings in use	207,152,45
10,3,2,40,00,00	Other Fixed Assets	1,184,920,53
10,3,2,90,00,00	Accumulated Depreciation	(929,189,33)
10,3,3,00,00,00	LEASED FIXED ASSETS	10,829,354,42
10,3,3,20,00,00	Leased Assets	13,311,005,20
10,3,3,90,00,00	Accumulated depreciation	(2,481,650,78)
10,3,4,00,00,00	DEFERRED CHARGES	747,716,58
10,3,4,10,00,00	Organization and Expansion Costs	1,409,134,44
10,3,4,90,00,00	Accumulated Amortization	(661,417,86)
40,0,0,00,00,00	TOTAL LIABILITIES	153,503,545,11
40,1,0,00,00,00	CURRENT LIABILITIES	87,027,305,72
40,1,1,00,00,00	DEPOSITS	27,630,568,10
40,1,1,10,00,00	Demand Deposits	4,186,478,49
40,1,1,20,00,00	Savings Deposits	10,600,111,74
40,1,1,30,00,00	Interbank Deposits	1,245,414,69
40,1,1,40,00,00	Time Deposits	11,503,758,66
40,1,1,90,00,00	Other Deposits	94,804,52
40,1,2,00,00,00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	24,386,885,05
40,1,2,10,00,00	Own Portfolio	7,438,970,50
40,1,2,20,00,00	Third Parties Portfolio	16,947,914,55
40,1,3,00,00,00	RESOURCES FROM SECURITIES ISSUED	1,890,960,28
40,1,3,40,00,00	Debentures	518,904,44
40,1,3,50,00,00	Securities Abroad	910,162,26
40,1,3,60,00,00	Real Estate Notes	461,893,58
40,1,4,00,00,00	INTERBANK ACCOUNTS	1,316,013,40
40,1,4,10,00,00	Receipts and Payments Pending Settlement	1,232,259,35
40,1,4,40,00,00	Correspondent Banks	83,754,05
40,1,5,00,00,00	INTERDEPARTMENTAL ACCOUNTS	454,117,10
40,1,5,10,00,00	Third-Party Funds in Transit	453,978,94
40,1,5,20,00,00	Internal Transfer of Funds	138,16
40,1,6,00,00,00	BORROWINGS	5,429,467,58
40,1,6,10,00,00	Borrowings in Brazil - Governmental Agencies	78,94
40,1,6,30,00,00	Foreign Borrowings	5,429,388,64
40,1,7,00,00,00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,928,385,14
40,1,7,10,00,00	National Treasury	51,775,76
40,1,7,30,00,00	BNDES ( National Economic Development Bank)	1,400,619,18
40,1,7,50,00,00	FINAME (National Industrial Financing Authority)	1,455,853,65
40,1,7,90,00,00	Other Institutions	20,136,55
40,1,8,00,00,00	FOREIGN ONLENDING	1,409,26
40,1,8,10,00,00	Foreign Onlending	1,409,26

40,1,9,00,00,00	OTHER LIABILITIES	22,989,499,81
40,1,9,10,00,00	Collection of Taxes and Social Contributions	2,114,419,26
40,1,9,20,00,00	Foreign Exchange Portfolio	3,278,126,31
40,1,9,30,00,00	Social and Statutory	465,610,17
40,1,9,40,00,00	Taxes and Social Security	537,817,99
40,1,9,50,00,00	Negotiation and Intermediation of Securities	2,549,149,12
40,1,9,85,00,00	Subordinated Debt	25,434,40
40,1,9,87,00,00	Derivative Financial Instruments	4,199,477,95
40,1,9,90,00,00	Sundry	9,819,464,61
40,2,0,00,00,00	LONG-TERM LIABILITIES	54,069,739,34
40,2,1,00,00,00	DEPOSITS	16,785,216,47
40,2,1,40,00,00	Time Deposits	16,785,216,47
40,2,2,00,00,00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	10,146,485,61
40,2,2,10,00,00	Own Portfolio	10,146,485,61
40,2,3,00,00,00	RESOURCES FROM SECURITIES ISSUED	5,477,954,14
40,2,3,40,00,00	Debentures	4,667,216,30
40,2,3,50,00,00	Securities Abroad	810,466,25
40,2,3,60,00,00	Real estate notes	271,59
40,2,6,00,00,00	BORROWINGS	1,568,211,52
40,2,6,10,00,00	Borrowings in Brazil - Governmental Agencies	205,32
40,2,6,30,00,00	Foreign Borrowings	1,568,006,20
40,2,7,00,00,00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	6,266,022,40
40,2,7,10,00,00	National Treasury	47,202,56
40,2,7,30,00,00	BNDES ( National Economic Development Bank)	3,025,017,34
40,2,7,50,00,00	FINAME (National Industrial Financing Authority)	3,050,754,81
40,2,7,90,00,00	Other Institutions	143,047,69
40,2,8,00,00,00	FOREIGN ONLENDINGS	3,919,27
40,2,8,10,00,00	Foreign Onlendings	3,919,27
40,2,9,00,00,00	OTHER LIABILITIES	13,821,929,93
40,2,9,20,00,00	Foreign Exchange Portfolio	477,843,89
40,2,9,40,00,00	Taxes and Social Security	3,073,835,09
40,2,9,50,00,00	Negotiation and Intermediation of Securities	155,495,29
40,2,9,85,00,00	Subordinated Debt	6,673,041,18
40,2,9,87,00,00	Derivative Financial Instruments	671,193,70
40,2,9,90,00,00	Sundry	2,770,520,78
40,5,0,00,00,00	DEFERRED INCOME	57,183,50
40,5,1,00,00,00	Deferred Income	57,183,50
40,6,0,00,00,00	STOCKHOLDERS’ EQUITY	12,349,316,55
40,6,1,00,00,00	Capital	8,073,360,84
40,6,1,10,00,00	Local Residents	5,668,888,65
40,6,1,20,00,00	Foreign Residents	2,404,472,19
40,6,4,00,00,00	Capital Reserves	181,787,14
40,6,5,00,00,00	Revaluation Reserve on Subsidiaries	4,862,84
40,6,6,00,00,00	Revenue Reserves	4,347,465,74
40,6,7,00,00,00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(116,424,25)
40,6,9,00,00,00	Treasury Stock	(141,735,76)

7011 - FINANCIAL GROUP STATEMENT OF INCOME

		From January 1, 2008	From January 1, 2008
CODE	DESCRIPTION	to March 31, 2008	to March 31, 2008

10,1,1,10,10,00	REVENUE FROM FINANCIAL
	INTERMEDIATION	5,491,240,17	5,491,240,17
10,1,1,10,10,11	Lending Operations	3,086,854,53	3,086,854,53
10,1,1,10,10,13	Leasing Operations	269,866,87	269,866,87
10,1,1,10,10,15	Marketable Securities	1,348,791,87	1,348,791,87
10,1,1,10,10,16	Derivative Financial Instruments	526,025,21	526,025,21
10,1,1,10,10,17	Foreign Exchange Transactions	134,358,86	134,358,86
10,1,1,10,10,19	Compulsory Deposits	125,342,83	125,342,83
10,1,1,10,20,00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,943,792,57)	(2,943,792,57)
10,1,1,10,20,12	Deposits and Securities Sold	(1,994,371,05)	(1,994,371,05)
10,1,1,10,20,14	Borrowings and Onlendings	(247,272,64)	(247,272,64)
10,1,1,10,20,20	Provision for Lending, Leasing and Other
	Credits Losses	(702,148,88)	(702,148,88)
10,1,1,10,00,00	GROSS PROFIT FROM FINANCIAL
	INTERMEDIATION	2,547,447,60	2,547,447,60
10,1,1,20,00,00	OTHER OPERATING INCOME (EXPENSES)	(1,581,478,69)	(1,581,478,69)
10,1,1,20,21,00	Services Rendered	735,385,44	735,385,44
10,1,1,20,22,00	Salaries, Benefits, Training and Social
	Security	(514,315,41)	(514,315,41)
10,1,1,20,24,00	Other Administrative Expenses	(849,656,79)	(849,656,79)
10,1,1,20,26,00	Financial Transaction and Other Taxes	(118,271,21)	(118,271,21)
10,1,1,20,23,00	Equity in Results of Subsidiary and
	Associated Companies	109,528,04	109,528,04
10,1,1,20,25,00	Other Operating Income	300,864,41	300,864,41
10,1,1,20,32,00	Other Operating Expenses	(1,245,013,17)	(1,245,013,17)
10,1,1,00,00,00	OPERATING INCOME	965,968,91	965,968,91
10,1,2,00,00,00	NON-OPERATING INCOME (EXPENSES), NET	1,862,15	1,862,15
10,1,0,00,00,00	INCOME BEFORE TAXES AND PROFIT
	SHARING	967,831,06	967,831,06
10,2,0,00,00,00	INCOME TAX AND SOCIAL CONTRIBUTION	(101,260,35)	(101,260,35)
10,2,1,00,00,00	Provision for Income Tax	(317,145,97)	(317,145,97)
10,2,2,00,00,00	Provision for Social Contribution	(83,485,80)	(83,485,80)
10,2,3,00,00,00	Deferred Tax Asset	299,371,42	299,371,42
10,3,0,00,00,00	PROFIT SHARING	(121,223,84)	(121,223,84)
10,0,0,00,00,00	NET INCOME	745,346,87	745,346,87
20,0,0,00,00,00	INTEREST ON OWN CAPITAL	(289,740,00)	(289,740,00)
30,0,0,00,00,00	NET INCOME PER SHARE:	0,000266758503271	0,000266758503271

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

		From January 1, 2008
CODE	DESCRIPTION	to March 31, 2008

10,0,0,00,00,00	FINANCIAL RESOURCES WERE PROVIDED BY	15,730,788,02
10,1,0,00,00,00	ADJUSTED NET INCOME FOR THE PERIOD	1,414,151,66
10,2,0,00,00,00	CHANGES IN DEFERRED INCOME	16,190,97
10,3,0,00,00,00	STOCKHOLDERS' FUNDS	(28,686,21)
10,3,3,00,00,00	Other (+/-)	(28,686,21)
10,5,0,00,00,00	THIRD PARTY FUNDS	14,329,131,60
10,5,1,00,00,00	Increase in Liabilities	8,587,012,63
10,5,1,02,00,00	Securities Purchased Under Resale Agreements	1,554,449,67
10,5,1,04,00,00	Real Estate Notes	44,151,28
10,5,1,06,00,00	Debentures	1,585,442,36
10,5,1,07,00,00	Interbank and Interdepartmental accounts	1,008,320,33
10,5,1,09,00,00	Other Liabilities	4,394,648,99
10,5,2,00,00,00	Decrease in Assets	5,543,879,21
10,5,2,01,00,00	Interbank Deposits	4,274,715,61
10,5,2,05,00,00	Leasing Operations	132,526,42
10,5,2,06,00,00	Other Credits	1,136,637,18
10,5,3,00,00,00	Sale of Assets and Investments	181,014,92
10,5,3,02,00,00	Foreclosed Assets	15,302,85
10,5,3,03,00,00	Fixed Assets	714,42
10,5,3,04,00,00	Leased Fixed Assets	162,929,00
10,5,3,05,00,00	Investments	2,068,65
10,5,4,00,00,00	Dividends received from subsidiary and associated companies	17,224,84
20,0,0,00,00,00	FINANCIAL RESOURCES WERE USED FOR	16,677,580,26
20,2,0,00,00,00	DIVIDENDS AND INTEREST ON OWN CAPITAL
	PROPOSED/DISTRIBUTED	289,740,00
20,4,0,00,00,00	INVESTMENTS IN	3,218,723,78
20,4,2,00,00,00	Foreclosed Assets	33,998,45
20,4,3,00,00,00	Fixed Assets	36,735,73
20,4,4,00,00,00	Leased Fixed Assets	2,555,059,73
20,4,5,00,00,00	Investments	592,929,87
20,5,0,00,00,00	DEFERRED CHARGES	63,693,18
20,6,0,00,00,00	INCREASE IN ASSETS	9,677,102,59
20,6,2,00,00,00	Marketable Securities and Derivative Financial Instruments	4,681,776,04
20,6,3,00,00,00	Interbank and Interdepartmental accounts	997,055,96
20,6,4,00,00,00	Lending Operations	3,858,421,75
20,6,7,00,00,00	Other Assets	139,848,84
20,7,0,00,00,00	DECREASE IN LIABILITIES	3,428,320,71
20,7,1,00,00,00	Deposits	3,399,449,16
20,7,8,00,00,00	Borrowings and onlendings	28,871,55
30,0,0,00,00,00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10,0,0,00,00,00 – 20,0,0,00,00,00)	(946,792,24)

50,0,0,00,00,00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	2,616,019,19
60,0,0,00,00,00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,669,226,95
70,0,0,00,00,00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30,0,0,00,00,00)	(946,792,24)

7013 - FINANCIAL ECONOMIC GROUP - CONEF

CONEF	DESCRIPTION	March 31, 2008

10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	148,217,184.60
10.1.0.00.00-2	AVAILABLE FUNDS	3,463,954.94
10.1.1.00.00-5	Cash	1,244,499.65
10.1.2.00.00-8	Bank Deposits	11,523.23
10.1.3.00.00-1	Free Reserves	135.46
10.1.5.00.00-7	Foreign Money Supply	2,207,796.60
10.1.5.10.00-4	FOREIGN BANK DEPOSITS	2,158,873.17
10.1.5.20.00-1	FOREIGN AVAILABLE FUNDS	48,923.43
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	33,399,506.37
10.2.1.00.00-4	Securities Purchased Under Resale Agreements	26,770,907.41
10.2.1.10.00-1	RESALES TO LIQUIDATE - OWN PORTFOLIO	6,808,101.08
10.2.1.10.10-4	Federal Government Securities	6,758,713.22
10.2.1.10.90-8	Other	49,387.86
10.2.1.20.00-8	RESALES TO LIQUIDATE - THIRD PORTFOLIO	19,962,806.33
10.2.2.00.00-7	INTERBANK INVESTMENTS	6,551,227.24
10.2.2.10.00-4	INTERBANK DEPOSITS	6,551,227.24
10.2.6.00.00-9	Foreign Currency Investments	77,371.72
10.2.6.10.00-6	PRIOR NOTICE AND FIXED TIME	77,371.72
10.3.0.00.00-0	MARKETABLE SECURITIES	31,882,005.86
10.3.1.00.00-3	Marketable Securities	16,430,338.49
10.3.1.10.00-0	FIXED RATE SECURITIES	9,172,634.60
10.3.1.10.10-3	Federal Government Securities	6,660,540.18
10.3.1.10.30-9	Financial Institutions	942,765.65
10.3.1.10.62-2	Certificates of Real Estate Receivables	292,116.94
10.3.1.10.90-7	Others	1,277,211.83
10.3.1.15.00-5	MUTUAL FUNDS	94,792.56
10.3.1.20.00-7	FLOATING RATE SECURITIES - TECHNICAL PROVISIONS RESERVE	1,404,300.22
10.3.1.20.10-0	Listed companies stocks	1,390,982.46
10.3.1.20.20-3	Non-listed companies stocks	12,676.15
10.3.1.20.40-9	Equity Funds	641.61
10.3.1.85.00-4	FOREIGN MARKETABLE SECURITIES	5,758,611.11
10.3.1.85.10-7	Brazilian Sovereign Bonds	757,829.63
10.3.1.85.20-0	Securities of Foreign Governments	3,802,739.91
10.3.1.85.30-3	Brazilian State-Owned Companies	45,708.36
10.3.1.85.90-1	Others	1,152,333.21
10.3.2.00.00-6	Subject to Commitments	1,753,154.99
10.3.2.10.00-3	SUBJECT TO REPURCHASE COMMITMENTS	1,753,154.99
10.3.2.10.10-6	Federal Government Securities	1,747,611.03
10.3.2.10.90-0	Other	5,543.96
10.3.3.00.00-9	DERIVATIVE FINANCIAL INSTRUMENTS	3,465,688.92
10.3.3.10.00-6	Derivative Financial Instruments	1,743,713.08
10.3.3.15.00-1	Derivative Financial Instruments - SWAP	1,721,975.84
10.3.4.00.00-2	Pledged With Brazilian Central Bank	3,579,591.56
10.3.4.10.00-9	PLEDGED WITH BRAZILIAN CENTRAL BANK	3,579,591.56
10.3.6.00.00-8	Pledged Under Guarantee Rendered	3,876,534.68
10.3.6.10.00-5	PLEDGED UNDER GUARANTEE RENDERED	3,876,534.68
10.3.6.10.10-8	Federal Government Securities	1,904,435.99
10.3.6.10.90-2	Other	1,972,098.69
10.3.7.00.00-1	Securities purpose of unrestricted purchase and sale commitments	2,776,697.22

10.3.7.10.00-8	Unrestricted Notes	2,776,697.22
10.4.0.00.00-9	INTERBANK ACCOUNTS	7,838,453.09
10.4.1.00.00-2	Check Clearing	1,078,333.65
10.4.2.00.00-5	Restricted Deposits	6,698,672.44
10.4.2.10.00-2	BRAZILIAN CENTRAL BANK	6,638,154.37
10.4.2.50.00-0	SFH - FAHBRE AND FGTS DEPOSITS TO REIMBURSE	3,743.52
10.4.2.65.00-2	SFH - SALARY VARIATIONS COMPENSATION FUND	56,774.55
10.4.2.65.10-5	Novation Option	56,774.55
10.4.4.00.00-1	Correspondent Banks	61,447.00
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	46,282.06
10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	50,138,407.50
10.6.1.00.00-0	Lending Operations	49,498,482.55
10.6.1.10.00-7	LOANS AND DISCOUNTED LOANS	32,778,375.18
10.6.1.20.00-4	FINANCING	15,731,071.72
10.6.1.30.00-1	AGRICULTURAL	1,773,109.52
10.6.1.40.00-8	REAL ESTATE LOANS	1,931,212.28
10.6.1.40.30-7	Habitational Loans	1,931,212.28
10.6.1.50.00-5	MARKETABLE SECURITIES FINANCING	10,666.16
10.6.1.90.00-3	ALLOWANCE FOR LOSSES ON LOANS	(2,725,952.31)
10.6.2.00.00-3	Leasing Operations	639,924.95
10.6.2.10.00-0	LEASING OPERATIONS	887,069.25
10.6.2.90.00-6	ALLOWANCE FOR LOSSES ON LEASING OPERATIONS	(247,144.30)
10.9.0.00.00-4	OTHER RECEIVABLES	21,448,574.78
10.9.1.00.00-7	Guarantees Honored	666.84
10.9.2.00.00-0	Foreign Exchange	5,187,559.00
10.9.2.06.00-4	UNSETTLED EXCHANGE PURCHASES	3,600,658.62
10.9.2.06.10-7	Export and Interbank Contracts	2,032,796.94
10.9.2.06.30-3	Financial	13,856.21
10.9.2.06.32-7	Financial - Foreign Exchange Contracts to Liquidate	404,357.40
10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	1,149,648.07
10.9.2.25.00-9	RIGHTS ON FOREIGN EXCHANGE SOLD	1,728,429.65
10.9.2.25.10-2	Import And Financial Contracts	204,181.43
10.9.2.25.20-5	Interbank	4,366.85
10.9.2.25.22-9	Financial - Foreign Exchange Contracts to Compensate	378,353.30
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	1,141,528.07
10.9.2.26.00-8	(-) CONTRACTS ADVANCES IN LOCAL CURRENCY	(169,745.91)
10.9.2.50.00-5	INCOME RECEIVABLE OF CONTRACTED ADVANCES AND IMPORT
	CONTRACTS	28,216.64
10.9.3.00.00-3	INCOME RECEIVABLE	602,353.08
10.9.4.00.00-6	NEGOTIATION AND INTERMEDIATION OF SECURITIES	336,614.26
10.9.4.10.00-3	STOCK EXCHANGE CLEARING	3,671.24
10.9.4.30.00-7	DEBTORS - PENDING SETTLEMENT	332,940.69
10.9.4.40.00-4	FINANCIAL ASSETS AND COMMODITIES TRANSACTIONS	2.33
10.9.5.00.00-9	Specific Credits	1,333,952.46
10.9.5.30.00-0	INSURANCE COMPANIES	1,333,952.46
10.9.5.30.10-3	Receivables of Insurance Operations	1,322,122.03
10.9.5.30.20-6	Notes and Credits Receivable	11,830.43
10.9.7.00.00-5	Other	11,357,651.12
10.9.7.25.00-4	FORECLOSED ASSETS	280,013.10
10.9.7.25.90-1	Other Assets	280,013.10
10.9.7.30.00-6	ALLOWANCE FOR LOSSES ON OTHER ASSETS	(72,828.86)
10.9.7.30.90-3	Other Assets	(72,828.86)

10.9.7.40.00-3	DEFERRED TAX AND SOCIAL CONTRIBUTION	3,706,900.52
10.9.7.40.10-6	Deferred Tax - Real After 5 years	69,396.66
10.9.7.40.20-9	Deferred Tax - Real less than 5 years	893,973.51
10.9.7.40.50-8	Deferred Tax	2,743,530.35
10.9.7.45.00-8	PREPAID TAXES	671,999.56
10.9.7.50.00-0	TAX RECOVERY	38,325.63
10.9.7.90.00-8	FOREIGN DEBTORS	23,876.27
10.9.7.95.00-3	LOCAL DEBTORS	6,709,364.90
10.9.8.00.00-8	Nonperforming Loans and Allowance for Other Credits Losses	(90,078.74)
10.9.8.90.00-1	ALLOWANCE FOR LOSSES ON OTHER CREDITS	(90,078.74)
10.9.9.00.00-1	Prepaid Expenses	2,719,856.76
20.0.0.00.00-6	PERMANENT ASSETS	13,449,869.42
20.1.0.00.00-5	INVESTMENTS	850,048.94
20.1.2.00.00-1	Investments In Subsidiary Companies	332,898.43
20.1.2.10.00-8	INVESTMENTS IN SUBSIDIARY COMPANIES	332,898.43
20.1.2.10.90-5	Other	332,898.43
20.1.3.00.00-4	Fiscal Incentive Investments	3,173.22
20.1.4.00.00-7	Membership Certificates	4,695.41
20.1.4.10.00-4	MEMBERSHIP CERTIFICATES	4,738.56
20.1.4.10.10-7	Securities Exchanges and CETIP	4,416.20
20.1.4.10.90-1	Other	322.36
20.1.4.99.00-1	ALLOWANCE FOR LOSSES ON MEMBERSHIP CERTIFICATES	(43.15)
20.1.5.00.00-0	Stocks And Quotas	27,173.59
20.1.5.10.00-7	STOCKS AND QUOTAS	30,503.98
20.1.5.10.10-0	Companies of Liquidation and Custody Pledged to Securities
	Exchange	18,871.52
20.1.5.10.20-3	Other	11,632.46
20.1.5.20.00-4	SHARES OF PRIVATE COMPANIES	496.96
20.1.5.99.00-4	ALLOWANCE FOR LOSSES ON SHARES AND QUOTAS	(3,827.35)
20.1.5.99.10-7	Companies of Liquidation and Custody Pledged to Securities
	Exchange	(229.22)
20.1.5.99.20-0	Other	(3,598.13)
20.1.9.00.00-2	Other Investments	482,108.29
20.1.9.90.00-5	OTHER INVESTMENTS	488,756.28
20.1.9.99.00-6	ALLOWANCE FOR LOSSES	(6,647.99)
20.2.0.00.00-4	PROPERTY AND EQUIPMENT	855,699.33
20.2.1.00.00-7	Storaged Furniture And Equipment	123.08
20.2.2.00.00-0	Property And Equipment In Process	1,262.84
20.2.3.00.00-3	Land And Buildings	389,485.16
20.2.3.10.00-0	LAND AND BUILDINGS	612,493.44
20.2.3.99.00-7	ACCUMULATED DEPRECIATION OF LAND AND BUILDINGS	(223,008.28)
20.2.4.00.00-6	Furniture And Equipment	151,694.35
20.2.4.10.00-3	FURNITURE AND EQUIPMENT	383,486.20
20.2.4.99.00-0	ACCUMULATED DEPRECIATION OF FURNITURE AND EQUIPMENT	(231,791.85)
20.2.8.00.00-8	Others	313,133.90
20.2.8.90.00-1	OTHER OPERATING ASSETS	1,246,748.56
20.2.8.99.00-2	ACCUMULATED DEPRECIATION OF OTHER OPERATING ASSETS	(933,614.66)
20.3.0.00.00-3	LEASED ASSETS	10,829,354.42
20.4.0.00.00-2	DEFERRED CHARGES	914,766.73
20.4.1.00.00-5	Organization And Expansion Costs	3,227,467.76
20.4.1.10.00-2	LEASED LOSSES TO AMORTIZE	69,093.24
20.4.1.90.00-8	OTHERS ORGANIZATION AND EXPANSION COSTS	3,158,374.52

20.4.9.00.00-9	Accumulated Amortization	(2,312,701.03)
20.4.9.10.00-6	LEASED LOSSES TO AMORTIZE	(49,002.13)
20.4.9.90.00-2	OTHER	(2,263,698.90)
30.0.0.00.00-9	OFF-BALANCE ITEMS	1,066,904,592.38
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	15,986,713.03
30.1.1.00.00-1	Imported Credits Outstanding	612,961.21
30.1.3.00.00-7	Confirmed Exported Credits	14,820.92
30.1.4.00.00-0	Guarantees Provided	15,309,675.49
30.1.4.10.00-7	FINANCIAL INSTITUTIONS AUTHORIZED TO OPERATE BY
	BRAZILIAN CENTRAL BANK	858,695.63
30.1.4.90.00-3	Other	14,450,979.86
30.1.5.00.00-3	Co-Obligation For Credit Assignment	49,255.41
30.4.0.00.00-5	CUSTODY	100,850,071.24
30.4.2.00.00-1	Amounts Guaranteed by FGPC	13,135.88
30.4.6.00.00-3	Amounts Guaranteed By Pledged Deposits	6,840.17
30.4.8.00.00-9	Amounts Guaranteed By Financial Institutions	2,846,150.45
30.4.9.00.00-2	Other	97,983,944.74
30.5.0.00.00-4	COLLECTION	33,319,927.52
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	653,484,903.71
30.6.1.00.00-6	Equity, Financial Assets And Commodities	637,651,847.17
30.6.3.00.00-2	Guarantees Honored And Other Guarantees On Stock Exchange	12,844,399.82
30.6.5.00.00-8	Credit Risk On Swap Contracts	1,525,802.37
30.6.5.10.00-5	CREDIT RISK ON SWAP CONTRACTS	447,587.48
30.6.5.20.00-2	RECEIVABLES UNDER SWAP CONTRACTS	905,072.72
30.6.5.30.00-9	PAYABLES UNDER SWAP CONTRACTS	173,142.17
30.6.6.00.00-1	Derivatives credits - risk received	1,462,854.35
30.8.0.00.00-1	CONTRACTS	62,601,954.11
30.9.0.00.00-0	CONTROL	200,661,022.77
30.9.7.00.00-1	Capital Required To Market Risk Covery	1,194,229.56
30.9.7.10.00-8	EXCHANGE RATE	1,000,566.96
30.9.7.20.00-5	INTEREST RATE	193,662.60
30.9.8.00.00-4	CONTROL	902,044.35
30.9.8.10.00-1	Total Foreign Exchange Exposure	270,022.97
30.9.8.40.00-2	NOTIONAL ASSETS - ADJUSTMENTS	143,411.14
30.9.8.40.01-9	Deferred Charges	188,290.05
30.9.8.40.02-6	Market Value Adjustments	(44,878.91)
30.9.8.90.00-7	Deferred Tax - Limits	488,610.24
30.9.8.90.10-0	Deferred Tax from Gains	439,716.62
30.9.8.90.30-6	Deferred Tax Exclusion Level I	48,893.62
30.9.9.00.00-7	Other assets off-balance sheet	198,564,748.86
39.9.9.99.99-4	TOTAL ASSETS	1,228,571,646.40
40.0.0.00.00-2	CURRENT AND LONG-TERM LIABILITIES	146,858,697.60
40.1.0.00.00-1	DEPOSITS	42,388,141.99
40.1.1.00.00-4	Demand Deposits	4,137,287.48
40.1.2.00.00-7	Saving Deposits	10,600,111.74
40.1.3.00.00-0	Interbank Deposits	1,431,770.61
40.1.5.00.00-6	Time Deposits	26,118,194.85
40.1.8.00.00-5	Foreign Deposits	5,972.79
40.1.9.00.00-8	Other Deposits	94,804.52
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPEN MARKET	29,471,964.12
40.2.1.00.00-3	Own Portfolio	17,268,938.63
40.2.2.00.00-6	Third Parties	12,203,025.49

40.3.0.00.00-9	RESOURCES FROM SECURITIES ISSUED	6,244,373.53
40.3.1.00.00-2	Mortgage Notes	580,018.46
40.3.2.00.00-5	Debentures	4,503,794.08
40.3.3.00.00-8	Securities Abroad	1,160,560.99
40.4.0.00.00-8	INTERBANK ACCOUNTS	1,316,352.93
40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	455,216.06
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	16,307,921.24
40.6.1.00.00-9	Borrowings	7,108,185.16
40.6.1.10.00-6	LOCAL BORROWINGS	110,790.32
40.6.1.20.00-3	FOREIGN BORROWINGS	6,997,394.84
40.6.2.00.00-2	Onlendings	9,199,736.08
40.6.2.10.00-9	LOCAL ONLENDINGS	9,194,407.55
40.6.2.20.00-6	FOREIGN ONLENDINGS	5,328.53
40.7.0.00.00-5	Derivative Financial Instruments	4,801,995.28
40.8.0.00.00-4	OTHER LIABILITIES	39,174,256.87
40.8.1.00.00-7	Collection Of Taxes And Social Contributions	2,158,778.42
40.8.2.00.00-0	Foreign Exchange Portfolio	3,755,970.20
40.8.3.00.00-3	Social And Statutory	511,381.90
40.8.3.10.00-0	DIVIDENDS PAYABLE	358,653.74
40.8.3.15.00-5	PROVISION FOR PROFIT SHARING	152,376.71
40.8.3.30.00-4	BONUS AND PROFT SHARING PAYABLE	351.45
40.8.4.00.00-6	Taxes And Social Security	3,983,982.24
40.8.4.10.00-3	INCOME TAX AND SOCIAL CONTRIBUTION	5,617.12
40.8.4.15.00-8	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	370,360.09
40.8.4.20.00-0	TAXES PAYABLE	256,879.28
40.8.4.30.00-7	PROVISION FOR DEFERRED TAX	450,760.18
40.8.4.50.00-1	PROVISION FOR TAX CONTINGENCIES	2,900,365.57
40.8.5.00.00-9	Negotiation And Intermediation of Securities	2,722,689.64
40.8.7.00.00-5	Specific Liabilities	13,091,310.09
40.8.7.30.00-6	INSURANCE COMPANIES	6,573,768.39
40.8.7.30.10-9	Non-Committed Technical Provisions	736,665.04
40.8.7.30.20-2	Committed Technical Provisions	4,055,276.88
40.8.7.30.30-5	Insurance and Reinsurance Debts Operations	1,781,826.47
40.8.7.35.00-1	PRIVATE RETIREMENT COMPANIES	5,708,880.08
40.8.7.35.10-4	Non-Committed Technical Provisions	5,708,613.89
40.8.7.35.30-0	Debts from Social Contribution Transaction	266.19
40.8.7.40.00-3	ANNUITY PRODUCTS COMPANIES	808,661.62
40.8.7.40.10-6	Non-Committed Technical Provisions	706,931.54
40.8.7.40.20-9	Committed Technical Provisions	101,730.08
40.8.9.00.00-1	Sundry	12,950,144.38
40.8.9.08.00-3	PREPAID RESIDUAL VALUE	4,289,832.90
40.8.9.90.00-4	OTHER LIABILITIES	8,660,311.48
40.9.0.00.00-3	HYBRID CAPITAL INSTRUMENTS AND SUBORDINATED DEBT	6,698,475.58
40.9.2.00.00-9	Subordinated Debt	6,666,184.58
40.9.2.10.00-6	MATURITY MORE THAN 5 YEARS	1,963,460.31
40.9.2.20.00-3	MATURITY BETWEEN 4 AND 5 YEARS	4,435,370.49
40.9.2.50.00-4	MATURITY BETWEEN 1 AND 2 YEARS	267,353.78
40.9.3.00.00-2	Other Subordinated Debt	32,291.00
50.0.0.00.00-5	DEFERRED INCOME	75,590.05
60.0.0.00.00-8	STOCKHOLDERS' EQUITY	14,225,042.56
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	14,225,042.56
60.1.1.00.00-0	Capital	8,537,977.28

60.1.1.10.00-7	CAPITAL	8,537,977.34
60.1.1.10.13-1	Common Shares - Local Residents	5,039,901.56
60.1.1.10.16-2	Non -Redemption Preferred Shares - Local Residents	1,088,332.13
60.1.1.10.17-9	Other Preferred Shares - Local Residents	0.02
60.1.1.10.23-4	Common Shares - Foreign Residents	5,592.66
60.1.1.10.26-5	Non -Redemption Preferred Shares - Foreign Residents	2,404,150.94
60.1.1.10.28-9	Quotas - Local Residents	0.03
60.1.1.50.00-5	CAPITAL TO BE PAID (-)	(0.06)
60.1.3.00.00-6	Capital Reserves	1,170,683.18
60.1.4.00.00-9	Revaluation Reserve	7,891.56
60.1.5.00.00-2	Revenue Reserves	4,083,030.68
60.1.5.10.00-9	LEGAL RESERVE	808,158.58
60.1.5.20.00-6	STATUTORY RESERVE	3,274,870.56
60.1.5.80.00-8	SPECIAL DIVIDENDS RESERVE	1.54
60.1.5.80.99-8	Other	1.54
60.1.6.00.00-5	Unrealized Gains And Losses - Marketable Securities	(134,736.41)
60.1.8.00.00-1	Retained Earnings	701,932.03
60.1.9.00.00-4	Treasury Stock	(141,735.76)
70.0.0.00.00-1	REVENUES	12,149,021.91
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	10,826,520.10
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	1,277,748.50
70.2.1.00.00-2	Insurance Companies	841,588.14
70.2.1.10.00-9	INSURANCE PREMIUMS	765,669.11
70.2.1.30.00-3	FINANCIAL REVENUES	65,295.08
70.2.1.90.00-5	OTHER	10,623.95
70.2.2.00.00-5	Private Retirement Companies	163,799.66
70.2.2.10.00-2	CONTRIBUTION REVENUES	2,763.18
70.2.2.30.00-6	FINANCIAL INCOME	161,036.48
70.2.3.00.00-8	Annuity Products Companies	123,493.67
70.2.3.10.00-5	ANNUITY PRODUCTS PREMIUMS	96,620.47
70.2.3.30.00-9	FINANCIAL REVENUES	25,742.20
70.2.3.90.00-1	OTHER	1,131.00
70.2.4.00.00-1	Credit Card Companies	136,400.19
70.2.4.10.00-8	CREDIT CARD REVENUES	49,912.36
70.2.4.30.00-2	FINANCIAL REVENUES	86,487.83
70.2.9.00.00-6	Other Activities	12,466.84
70.2.9.10.00-3	SALES REVENUE OF GOODS AND SERVICES	12,466.84
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	44,053.14
70.4.0.00.00-7	NON-OPERATING INCOME FROM NON-FINANCIAL ACTIVITIES	700.17
70.4.1.00.00-0	Insurance Companies	526.00
70.4.2.00.00-3	Listed Companies' Private Retirement Plan	171.31
70.4.3.00.00-6	Annuity Products Companies	2.86
80.0.0.00.00-4	EXPENSES	(11,641,298.10)
80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(10,310,563.00)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	(985,162.12)
80.2.1.00.00-5	Insurance Companies	(729,780.89)
80.2.1.10.00-2	INSURANCE CLAIMS	(334,794.33)
80.2.1.20.00-9	SELLING AND OTHER INSURANCE EXPENSES	(223,301.14)
80.2.1.30.00-6	FINANCIAL EXPENSES	(44,314.56)
80.2.1.40.00-3	OTHER ADMINISTRATIVE EXPENSES	(79,806.93)
80.2.1.90.00-8	OTHER	(47,563.93)
80.2.2.00.00-8	Private Retirement Companies	(156,092.53)

80.2.2.10.00-5	PRIVATE RETIREMENT PLANS BENEFITS EXPENSES AND
	REDEMPTION	(8,987.58)
80.2.2.20.00-2	SELLING, OTHER INSURANCE AND PRIVATE RETIREMENT PLANS
	EXPENSES	(2,370.75)
80.2.2.30.00-9	FINANCIAL EXPENSES	(134,551.39)
80.2.2.40.00-6	OTHER ADMINISTRATIVE EXPENSES	(9,254.99)
80.2.2.90.00-1	OTHER	(927.82)
80.2.3.00.00-1	Annuity Products Companies	(95,000.22)
80.2.3.10.00-8	ANNUITY PRODUCTS PREMIUMS REDEMPTION EXPENSES	(5,097.54)
80.2.3.20.00-5	SELLING AND OTHER BROKERAGE EXPENSES	(812.71)
80.2.3.30.00-2	FINANCIAL EXPENSES	(84,655.51)
80.2.3.40.00-9	OTHER ADMINISTRATIVE EXPENSES	(2,329.38)
80.2.3.90.00-4	OTHER	(2,105.08)
80.2.9.00.00-9	Other Activities	(4,288.48)
80.2.9.10.00-6	COST OF GOODS SOLD OR SERVICES RENDERED	(4,288.48)
80.3.0.00.00-1	NON-OPERATING EXPENSES FROM FINANCIAL ACTIVITIES	(16,960.86)
80.4.0.00.00-0	NON-OPERATING EXPENSES OF NON-FINANCIAL ACTIVITIES	(725.00)
80.4.1.00.00-3	INSURANCE COMPANIES	(725.00)
80.9.0.00.00-5	INCOME BEFORE TAXES AND PROFIT SHARING	(327,887.12)
80.9.4.00.00-7	Income Tax and Social Contribution	(198,484.40)
80.9.4.10.00-4	INCOME TAX	(145,461.41)
80.9.4.10.10-7	Financial Activities	(145,461.41)
80.9.4.30.00-8	SOCIAL CONTRIBUTION	(53,022.99)
80.9.4.30.10-1	Financial Activities	(53,022.99)
80.9.7.00.00-6	Profit Sharing	(129,402.72)
80.9.7.10.00-3	PROFIT SHARING	(129,402.72)
80.9.7.10.20-9	Employees	(129,402.72)
90.0.0.00.00-7	OFF-BALANCE ITEMS	1,066,904,592.38
99.9.9.99.99-2	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	1,228,571,646.40

7014 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Information

The quarterly financial information of Unibanco - União de Bancos Brasileiros S,A, and its foreign branch (Unibanco) are presented together with the consolidated financial statements of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 11.

The consolidated quarterly financial information has been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank, Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios are classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The quarterly financial information of the leasing subsidiary was reclassified by means of off-book adjustments, in order to reflect its financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly financial information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

The quarter financial informations of March 31, 2008 contemplates the statetments of cash flows and value added.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances, have already considered determined aspects of Law 11,638 at December 29, 2007, mentioned in Note 24 (c).

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;
  the effects of the provisions to adjust the assets to market or realizable values;
  the adjustments to the technical reserves for insurance, annuity products and retirement plans;
  the insurance premiums, as well as their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;
  the commissions related to the policy issuance are deferred and appropriated to earnings on a straight-line basis over a period of 12 months;
  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and
  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for losses on credit is set up in an amount considered sufficient to cover probable future losses, Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes, They are stated at cost plus accrued interest and adjusted to their fair values, Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy of managing market risks, They are negotiated as a result of changes in the interest rates, in payment conditions or other factors, They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized in the period and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”, The realized gains and losses and permanent losses are recognized in the incoming statement in a contra account in the stockholders’ equity.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity, They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

  - Fair value hedge, The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

  - Cash flow hedge, The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”, The non-effective hedge portion, if any, is recognized currently in earnings.
  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Prepaid expenses

It is composed by financial resources related to benefits or services that will be provided in the future.

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies whose investments due to common shares which has significant influence, are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders’ equity of the associated companies), as shown in Note 11, The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted by an allowance for losses, when applicable.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding five years, see Note 11 (b), Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts are presented at cost and include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

Liabilities are presented according to their maturity in current or long-term liabilities. Time deposits are presented according to their contractual maturity date despite that it is market practice to offer immediate liquidity for these instruments.

(g) Contingent assets and liabilities and legal liabilities

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in Deliberation CVM n° 489 of 2005.

Contingent assets – Contingent assets are not recorded, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recorded, based on the opinion of Legal Counsel Advisers and the Administration, whenever a loss is considered as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and social security – result from obligations arising under legislation, independently from the probable outcome of litigation in progress, which have their full amount recorded.

(h) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are recorded in accordance with the rules of Resolution CNSP no. 162/06 and 139/05. In accordance with Resolution CNSP no. 135/05, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is recorded to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance – SUSEP. When the actuarial calculation determines a shortfall the provision for insufficient premiums (PIP) is increased.

The provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date of the calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is recorded based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose vesting event and the Mathematical Provision for Benefits granted corresponds to the value of commitments whose vesting event has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4. Short-Term Interbank Investments

		Unibanco
	Unibanco	Consolidated
Securities purchased under resale agreements	26,752,923	26,770,907
Own position	6,790,118	6,808,102
- Financial treasury bills	1,537,290	1,537,290
- Treasury bills	4,813,443	4,813,443
- Treasury notes	407,981	407,981
- Other	31,404	49,388
Financial Position	19,962,805	19,962,805
- Financial treasury bills	4,088,301	4,088,301
- Treasury bills	15,707,623	15,707,623
- Treasury notes	157,101	157,101
- Other	9,780	9,780
Interbank deposits	11,312,420	6,551,227
Foreign currency investments	77,372	77,372
Total	38,142,715	33,399,506
Current	36,978,836	32,298,423
Long-term	1,163,879	1,101,083

5. Marketable Securities and Derivative Financial Instruments

(a) The balances can be summarized as follows:

		Unibanco
	Unibanco	Consolidated
Assets
Trading assets	7,343,787	11,820,768
Available for sale	32,656,438	13,854,516
Held to maturity	1,047,927	2,741,220
Subtotal	41,048,152	28,416,504
Derivative financial instruments	5,251,659	3,464,857
Total	46,299,811	31,881,361
Current	19,272,920	22,130,821
Long-term	27,026,891	9,750,540

Liabilities
Derivative financial instruments	6,845,208	4,801,203
Total	6,845,208	4,801,203
Current	6,174,014	4,130,009
Long-term	671,194	671,194

(b) Trading assets:

		Unibanco

Issuer/Type of investment	Amortized cost	Fair value
Federal government	4,077,704	4,018,264
Treasury bills	1,918,226	1,914,264
Financial treasury bills	57,692	57,694
Treasury notes	2,101,786	2,046,306
Foreign government	2,303,071	2,282,765
Corporate debt securities	149,909	153,969
Debentures	58,828	61,783
Eurobonds	91,081	92,186
Mutual funds	170,900	170,900
Marketable equity securities	742,534	717,889
Total	7,444,118	7,343,787

	Unibanco Consolidated

Issuer/Type of investment	Amortized cost	Fair value
Federal government	6,117,953	6,052,063
Treasury bills	3,104,290	3,098,176
Financial treasury bills	293,068	293,174
Treasury notes	2,717,921	2,658,158
Other	2,674	2,555
Brazilian sovereign bonds	68,576	68,490
Foreign government	2,676,688	2,658,590
Bank debt securities	812,385	812,278
Eurobonds	46,733	46,626
Time deposits	765,652	765,652
Corporate debt securities	445,401	448,705
Debentures	295,061	297,205
Eurobonds	150,340	151,500
Mutual funds	553,963	553,963
Marketable equity securities	1,270,117	1,226,679
Total	11,945,083	11,820,768

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i)By type:

			Unibanco

	Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value
Federal government	5,925,780	(71,624)	5,854,156
Financial treasury bills	434,192	270	434,462
Treasury bills	4,707,854	(40,795)	4,667,059
Treasury notes	738,971	(23,577)	715,394
Treasury Bonds	2,925	(649)	2,276
Other	41,838	(6,873)	34,965
Foreign government	1,157,794	(6,860)	1,150,934
Brazilian sovereign bonds	1,347,377	(1,486)	1,345,891
Bank debt securities	21,360,045	940	21,360,985
Debentures, eurobonds and other	21,360,045	940	21,360,985
Corporate debt securities	2,818,426	13,744	2,832,170
Debentures, eurobonds and other	2,818,426	13,744	2,832,170
Mutual funds	9,925	-	9,925
Marketable equity securities	226,026	(123,649)	102,377
Total	32,845,373	(188,935)	32,656,438

		Unibanco Consolidated

	Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value
Federal government	7,576,082	(139,636)	7,436,446
Financial treasury bills	729,024	436	729,460
Treasury bills	4,777,086	(41,480)	4,735,606
Treasury notes	2,025,209	(91,070)	1,934,139
Treasury Bonds	2,925	(649)	2,276
Other	41,838	(6,873)	34,965
Foreign government	1,157,794	(6,860)	1,150,934
Brazilian sovereign bonds	1,347,377	(1,486)	1,345,891
Bank debt securities	754,397	913	755,310
Debentures, eurobonds and other	754,397	913	755,310
Corporate debt securities	2,942,910	17,772	2,960,682
Debentures, eurobonds and other	2,942,910	17,772	2,960,682
Mutual funds	17,742	-	17,742
Marketable equity securities	330,921	(143,410)	187,511
Total	14,127,223	(272,707)	13,854,516

(ii) By maturity:

		Unibanco

Maturity	Amortized cost	Fair value
Less than 3 months	678,749	679,664
Between 3 months and 1 year	6,355,193	6,338,998
Between 1 and 3 years	3,344,225	3,293,898
Between 3 and 5 years	738,591	743,151
Between 5 and 15 years	21,483,787	21,480,947
More than 15 years	8,877	7,478
No stated maturity (1)	235,951	112,302
Total	32,845,373	32,656,438

	Unibanco Consolidated

Maturity	Amortized cost	Fair value
Less than 3 months	750,547	751,435
Between 3 months and 1 year	6,552,460	6,535,723
Between 1 and 3 years	3,571,423	3,522,352
Between 3 and 5 years	991,631	993,250
Between 5 and 15 years	1,476,820	1,441,791
More than 15 years	435,679	404,712
No stated maturity (1)	348,663	205,253
Total	14,127,223	13,854,516
________________
(1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

		Unibanco
	Unibanco	Consolidated

Issuer/Type of investment		Amortized cost
Federal government	411	1,665,274
Treasury notes	189	1,665,052
Other	222	222
Brazilian sovereign bonds	1,030,287	1,054,499
Bank debt securities	-	17,229
Eurobonds and other	-	17,229
Corporate debt securities	17,229	4,218
Eurobonds and other	17,229	4,218
Total	1,047,927	2,741,220
Fair value	1,184,462	3,081,682

(ii) By maturity:

		Unibanco
	Unibanco	Consolidated

Maturity		Amortized cost
Less than 3 months	112,597	112,597
Between 3 months and 1 year	8,719	8,719
Between 1 and 3 years	261,067	289,794
Between 3 and 5 years	253,823	253,823
Between 5 and 15 years	411,597	1,410,029
More than 15 years	124	666,258
Total	1,047,927	2,741,220

(iii) Financial ability

Unibanco and its subsidiaries classified investments at held to maturity for which there is intention and financial ability to hold them to maturity. Maturities are the parameters used to define financial ability, interest rate (existence of positive spread) and liabilities transactions’ currencies.

(e) Fair value determination

The fair value of Marketable Securities is calculated by fair value, when applicable, is based on the available prices of Stock Exchanges or on an internal valuation model based on the average rate for the last business day of the quarter, as informed by Stock Exchanges trade associations and external entities.

(f) Derivative financial instruments

(i) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

				Unibanco

		Amortized	Fair value
	Notional value	cost	adjustment	Fair value
Futures contracts	129,105,548	-	-	-
Purchase	53,409,122	-	-	-
Currencies	852,889	-	-	-
Interbank interest rate	52,516,504	-	-	-
Other	39,729	-	-	-
Sale	75,696,426	-	-	-
Currencies	11,444,145	-	-	-
Interbank interest rate	64,157,519	-	-	-
Other	94,762	-	-	-
Swap contracts	24,608,930	(999,525)	123,581	(875,944)
Assets	14,330,235	949,540	236,276	1,185,816
Currencies	1,291,140	59,736	36,317	96,053
Fixed interest rate	3,481,732	280,562	100,680	381,242
Interbank interest rate	6,596,074	515,532	23,094	538,626
Other	2,961,289	93,710	76,185	169,895
Liabilities	10,278,695	(1,949,065)	(112,695)	(2,061,760)
Currencies	1,360,127	(194,705)	(93)	(194,798)
Fixed interest rate	2,956,079	(1,281,720)	(5,470)	(1,287,190)
Interbank interest rate	3,183,812	(105,602)	(24,290)	(129,892)
Other	2,778,677	(367,038)	(82,842)	(449,880)
Third curve swap contracts	3,792,834	(245,162)	(56,666)	(301,828)
Assets	2,074,549	51,755	(8,011)	43,744
Currencies	876,821	48,396	(32,542)	15,854
Fixed interest rate	480,451	2,314	2,215	4,529
Interbank interest rate	564,984	550	20,605	21,155
Other	152,293	495	1,711	2,206
Liabilities	1,718,285	(296,917)	(48,655)	(345,572)
Currencies	1,244,369	(10,531)	(23,850)	(34,381)
Fixed interest rate	312,996	(284,851)	(22,279)	(307,130)
Interbank interest rate	148,671	(1,405)	(2,467)	(3,872)
Other	12,249	(130)	(59)	(189)
Forward contracts	8,593,304	(226,889)	214,712	(12,177)
Assets	5,811,474	2,755,119	25,129	2,780,248
Currencies	2,784,969	40,890	33,832	74,722
Fixed interest rate	2,885,738	2,144,330	(5,240)	2,139,090
Stocks	-	379,776	(3,434)	376,342
Other	140,767	190,123	(29)	190,094
Liabilities	2,781,830	(2,982,008)	189,583	(2,792,425)
Currencies	1,918,684	(254,474)	29,206	(225,268)
Fixed interest rate	437,301	(2,165,057)	139,610	(2,025,447)
Stocks	376,489	(372,354)	20,758	(351,596)
Other	49,356	(190,123)	9	(190,114)
Option contracts	448,627,172	(167,469)	(214,024)	(381,493)
Purchased options	241,759,278	1,028,474	23,475	1,051,949
Purchase of purchased options	148,095,782	876,589	87,993	964,582
Currencies	64,352,940	433,515	(30,867)	402,648
Interbank interest rate	83,122,300	389,386	141,848	531,234
Stocks	22,028	24,757	(2,728)	22,029
Other	598,514	28,931	(20,260)	8,671
Purchase of sold option	93,663,496	151,885	(64,518)	87,367
Currencies	35,212,911	102,792	(41,633)	61,159
Interbank interest rate	58,334,485	29,051	(18,012)	11,039
Stocks	6,558	8,658	(2,101)	6,557
Other	109,542	11,384	(2,772)	8,612
Sale position	206,867,894	(1,195,943)	(237,499)	(1,433,442)
Sale of purchased options	101,032,682	(738,282)	(440,008)	(1,178,290)
Currencies	46,593,936	(432,525)	(340,576)	(773,101)
Interbank interest rate	53,835,530	(251,473)	(121,962)	(373,435)
Stocks	25,415	(28,929)	3,516	(25,413)
Other	577,801	(25,355)	19,014	(6,341)
Sale of sold option	105,835,212	(457,661)	202,509	(255,152)
Currencies	44,664,275	(365,896)	134,934	(230,962)
Interbank interest rate	61,111,491	(76,903)	65,143	(11,760)
Stocks	1,718	(2,676)	958	(1,718)
Other	57,728	(12,186)	1,474	(10,712)
Other derivative financial instruments (*)	18,480,738	(25,472)	3,365	(22,107)
Assets position	9,380,064	185,131	4,771	189,902
Liabilities position	9,100,674	(210,603)	(1,406)	(212,009)

	Assets	4,970,019	281,640	5,251,659
	Liabilities	(6,634,536)	(210,672)	(6,845,208)
________________
(*) Include, basically, contracts of Forwards - Non Deliverable Forward (NDFs) and Future T-Bill

			Unibanco Consolidated

		Amortized	Fair value
	Notional value	cost	adjustment	Fair value
Futures contracts	131,425,666	-	-	-
Purchase	54,113,039	-	-	-
Currencies	853,154	-	-	-
Interbank interest rate	53,220,156	-	-	-
Other	39,729	-	-	-
Sale	77,312,627	-	-	-
Currencies	11,479,397	-	-	-
Interbank interest rate	65,738,468	-	-	-
Other	94,762	-	-	-
Swap contracts	24,860,898	(989,737)	134,148	(855,589)
Assets	14,531,973	960,070	246,843	1,206,913
Currencies	1,291,140	59,736	36,317	96,053
Fixed interest rate	3,481,732	280,562	100,680	381,242
Interbank interest rate	6,622,902	529,060	23,094	552,154
Other	3,136,199	90,712	86,752	177,464
Liabilities	10,328,925	(1,949,807)	(112,695)	(2,062,502)
Currencies	1,360,127	(194,705)	(93)	(194,798)
Fixed interest rate	2,956,079	(1,281,720)	(5,470)	(1,287,190)
Interbank interest rate	3,234,042	(106,344)	(24,290)	(130,634)
Other	2,778,677	(367,038)	(82,842)	(449,880)
Third curve swap contracts	3,792,834	(245,162)	(56,666)	(301,828)
Assets	2,074,549	51,755	(8,011)	43,744
Currencies	876,821	48,396	(32,542)	15,854
Fixed interest rate	480,451	2,314	2,215	4,529
Interbank interest rate	564,984	550	20,605	21,155
Other	152,293	495	1,711	2,206
Liabilities	1,718,285	(296,917)	(48,655)	(345,572)
Currencies	1,244,369	(10,531)	(23,850)	(34,381)
Fixed interest rate	312,996	(284,851)	(22,279)	(307,130)
Interbank interest rate	148,671	(1,405)	(2,467)	(3,872)
Other	12,249	(130)	(59)	(189)
Forward contracts	6,151,936	(154,904)	74,819	(80,085)
Assets	3,370,106	711,772	26,029	737,801
Currencies	2,784,969	40,890	33,832	74,722
Fixed interest rate	369,151	22,454	(3,622)	18,832
Stocks	75,219	458,305	(4,152)	454,153
Other	140,767	190,123	(29)	190,094
Liabilities	2,781,830	(866,676)	48,790	(817,886)
Currencies	1,918,684	(254,474)	29,206	(225,268)
Fixed interest rate	437,301	(46,565)	(1,183)	(47,748)
Stocks	376,489	(375,514)	20,758	(354,756)
Other	49,356	(190,123)	9	(190,114)
Option contracts	450,536,458	79,647	(213,931)	(134,284)
Purchased options	243,668,564	1,275,590	23,568	1,299,158
Purchase of purchased options	150,004,985	1,123,705	87,993	1,211,698
Currencies	64,352,940	433,515	(30,867)	402,648
Interbank interest rate	83,122,300	389,386	141,848	531,234
Stocks	1,931,231	271,873	(2,728)	269,145
Other	598,514	28,931	(20,260)	8,671
Purchase of sold option	93,663,579	151,885	(64,425)	87,460
Currencies	35,212,911	102,792	(41,633)	61,159
Interbank interest rate	58,334,568	29,051	(17,929)	11,122
Stocks	6,558	8,658	(2,091)	6,567
Other	109,542	11,384	(2,772)	8,612
Sale position	206,867,894	(1,195,943)	(237,499)	(1,433,442)
Sale of purchased options	101,032,682	(738,282)	(440,008)	(1,178,290)
Currencies	46,593,936	(432,525)	(340,576)	(773,101)
Interbank interest rate	53,835,530	(251,473)	(121,962)	(373,435)
Stocks	25,415	(28,929)	3,516	(25,413)
Other	577,801	(25,355)	19,014	(6,341)
Sale of sold option	105,835,212	(457,661)	202,509	(255,152)
Currencies	44,664,275	(365,896)	134,934	(230,962)
Interbank interest rate	61,111,491	(76,903)	65,143	(11,760)
Stocks	1,718	(2,676)	958	(1,718)
Other	57,728	(12,186)	1,474	(10,712)
Other derivative financial instruments (*)	13,239,248	42,885	(7,445)	35,440
Assets position	7,617,389	172,470	4,771	177,241
Liabilities position	5,621,859	(129,585)	(12,216)	(141,801)

	Assets	3,171,657	293,200	3,464,857
	Liabilities	(4,438,928)	(362,275)	(4,801,203)
________________
(*) Include, basically, contracts of Forwards - Non Deliverable Forward (NDFs) and Future T-Bill

(ii) Nominal value by maturity and type, are as follows:

					Unibanco

		Between	Between
	Less than	3 months	1 and 3	More than
Notional value	3 months	and 1 year	years	3 years	Total
Future contracts	52,295,072	61,241,750	12,387,232	3,181,494	129,105,548
Swap contracts	4,003,451	11,492,678	4,123,791	4,989,010	24,608,930
Third curve swap contracts	1,423,497	1,545,800	505,086	318,451	3,792,834
Forward contracts	2,909,344	4,547,411	976,037	160,512	8,593,304
Option contracts
Purchased position	58,020,248	182,827,163	911,867	-	241,759,278
Sale position	68,181,798	138,450,071	236,025	-	206,867,894
Other derivative financial instruments	15,833,374	2,255,884	266,891	124,589	18,480,738

				Unibanco Consolidated

		Between	Between
	Less than	3 months	1 and 3	More than
Notional value	3 months	and 1 year	years	3 years	Total
Future contracts	52,823,682	62,098,407	13,256,392	3,247,185	131,425,666
Swap contracts	4,015,958	11,533,149	4,147,872	5,163,919	24,860,898
Third curve swap contracts	1,423,497	1,545,800	505,086	318,451	3,792,834
Forward contracts	2,984,364	2,031,023	976,037	160,512	6,151,936
Option contracts
Purchased position	58,020,248	182,954,028	911,867	1,782,421	243,668,564
Sale position	68,181,798	138,450,071	236,025	-	206,867,894
Other derivative financial instruments	10,591,884	2,255,884	266,891	124,589	13,239,248

(iii) Nominal value by trade location:

					Unibanco

			Over the
Notional value	BM&F	CETIP	counter(1)	Bovespa	Total
Future contracts	129,105,548	-	-	-	129,105,548
Swap contracts	6,849,083	12,556,645	5,203,202	-	24,608,930
Third curve swap contracts	-	3,362,225	430,609	-	3,792,834
Forward contracts	-	8,216,815	-	376,489	8,593,304
Option contracts
Purchased position	238,049,848	1,408,077	2,265,085	36,268	241,759,278
Sale position	199,483,871	356,460	6,991,256	36,307	206,867,894
Other derivative financial instruments	-	-	18,444,947	35,791	18,480,738

				Unibanco Consolidated

			Over the
Notional value	BM&F	CETIP	counter(1)	Bovespa	Total
Future contracts	131,425,666	-	-	-	131,425,666
Swap contracts	6,926,140	12,556,645	5,378,113	-	24,860,898
Third curve swap contracts	-	3,362,225	430,609	-	3,792,834
Forward contracts	-	5,699,959	-	451,977	6,151,936
Option contracts
Purchased position	238,049,931	1,408,077	4,174,288	36,268	243,668,564
Sale position	199,483,871	356,460	6,991,256	36,307	206,867,894
Other derivative financial instruments	-	-	13,203,457	35,791	13,239,248
____________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities). On March 31, 2008 the amounts pledged to guarantee BM&F transactions were R$1,425,559 in Unibanco and R$1,470,378 in Unibanco Consolidated and are comprised by federal government securities.

(iv) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

					Unibanco

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	143,001	533,675	238,476	270,664	1,185,816
Third curve swap contracts	11,080	21,324	9,927	1,413	43,744
Forward contracts	606,957	2,150,694	19,927	2,670	2,780,248
Option contracts	198,254	828,766	24,929	-	1,051,949
Other derivative financial
instruments	156,058	27,044	6,768	32	189,902
Total	1,115,350	3,561,503	300,027	274,779	5,251,659

Liabilities
Swap contracts	90,202	1,776,544	119,973	75,041	2,061,760
Third curve swap contracts	158,656	159,250	3,643	24,023	345,572
Forward contracts	641,517	2,070,624	37,071	43,213	2,792,425
Option contracts	319,708	751,491	7,715	354,528	1,433,442
Other derivative financial
instruments	137,928	68,094	4,408	1,579	212,009
Total	1,348,011	4,826,003	172,810	498,384	6,845,208

				Unibanco Consolidated

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	143,712	534,362	250,607	278,232	1,206,913
Third curve swap contracts	11,080	21,324	9,927	1,413	43,744
Forward contracts	684,574	30,630	19,927	2,670	737,801
Option contracts	198,264	901,939	24,929	174,026	1,299,158
Other derivative financial
instruments	143,397	27,044	6,768	32	177,241
Total	1,181,027	1,515,299	312,158	456,373	3,464,857

Liabilities
Swap contracts	90,643	1,776,845	119,973	75,041	2,062,502
Third curve swap contracts	158,656	159,250	3,643	24,023	345,572
Forward contracts	644,676	92,926	37,071	43,213	817,886
Option contracts	319,708	751,491	7,715	354,528	1,433,442
Other derivative financial
instruments	52,722	83,092	4,408	1,579	141,801
Total	1,266,405	2,863,604	172,810	498,384	4,801,203

(v) Hedge Account

(a) On March 31, 2008, there were derivative financial instruments recognized as cash flow hedges accounted for at fair value and associated to the US dollar fluctuations and indexed to interbank interest rate (CDI) represented by future transactions of R$23,145,052 in Unibanco and in Unibanco Consolidated, swap contracts in the amount of R$1,492,433 and forward contracts in the amount of R$68,344 associated with future liabilities transaction with variations of interbank interest rate (CDI). These contracts presented on March 31, 2008, a loss net of applicable taxes and minority interest, in the amount of R$23,446 in Unibanco and Unibanco Consolidated, recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of March 31, 2008, were undertaken in accordance with the standards established by the Brazilian Central Bank and were not identified ineffective hedge to be accounted during the quarter.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

(b) The swap transactions associated with funding and/or asset operations in the amount of R$2,965,988 in Unibanco and in Unibanco Consolidated are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value, in accordance with Circular n°, 3,150/02 of the Brazilian Central Bank.

6. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

		Unibanco
	Unibanco	Consolidated
By type
Discounted loans and notes	25,616,382	27,084,012
Financing	14,095,646	15,731,072
Agricultural	1,773,110	1,773,110
Real estate loans	1,925,345	1,931,212
Credit card	-	5,705,029
Total lending operations	43,410,483	52,224,435

Leasing operations	871,366	7,446,682
Advances on exchange contracts (1)	1,598,212	1,598,212
Total leasing operations and
advances on exchange contracts	2,469,578	9,044,894

Guarantees honored	667	667
Other receivables (2)	658,774	4,883,161
Total other credits	659,441	4,883,828

Total risk	46,539,502	66,153,157

By maturity
Past-due for more than 15 days (Note 6 (d))	674,731	2,277,259
Falling due:
Less than 3 months (3)	12,183,966	21,133,781
Between 3 months and 1 year	14,930,164	19,385,354
Between 1 and 3 years	11,154,877	14,704,835
More than 3 years	7,595,764	8,651,928
Total risk	46,539,502	66,153,157
____________________
(1) Recorded in “Other liabilities” – “Foreign exchange portfolio”, (See Note 7 (a)).
(2) Other credits refer, substantially, to receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending).
(3) Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

		Unibanco	Unibanco Consolidated

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing	17,735,812	38.1	18,373,259	27.8
Retailers	6,765,886	14.5	7,247,361	10.9
Financial service	4,179,224	9.0	4,265,281	6.5
Residential construction loans	712,252	1.5	726,502	1.1
Other services	8,367,228	18.0	10,222,019	15.5
Agriculture, livestock, forestry
and fishing	1,306,120	2.8	1,306,120	2.0
Individual	7,472,980	16.1	24,012,615	36.2
Total	46,539,502	100.0	66,153,157	100.0

(c) Concentration of lending, leasing and other credits:

		Unibanco	Unibanco Consolidated

Largest clients	Value	% total	Value	% total
10 largest clients	5,546,249	11.9	5,546,249	8.4
50 next largest clients	7,651,892	16.4	7,651,892	11.6
100 next largest clients	6,165,638	13.3	6,165,638	9.3
Other clients	27,175,723	58.4	46,789,378	70.7
Total	46,539,502	100.0	66,153,157	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

							Unibanco

	% minimum		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments(1)	credits	% of total	allowance
AA	-	22,425,255	-	-	22,425,255	48.2	20,713
A	0.5	17,889,574	-	-	17,889,574	38.4	96,312
B	1.0	3,710,260	241,596	67,054	4,018,910	8.6	50,891
C	3.0	692,550	200,723	85,441	978,714	2.1	32,919
D	10.0	103,723	117,684	57,636	279,043	0.6	273,539
E	30.0	83,777	74,938	49,519	208,234	0.4	208,234
F	50.0	15,939	53,297	42,995	112,231	0.2	112,231
G	70.0	8,803	46,822	45,846	101,471	0.2	101,471
H	100.0	43,281	156,549	326,240	526,070	1.1	526,070
Total		44,973,162	891,609	674,731	46,539,502	100.0	1,422,380
% of total risk							3.1%

						Unibanco Consolidated

	% minimum		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments(1)	credits	% of total	allowance
AA	-	27,989,366	-	-	27,989,366	42.3	20,713
A	0.5	28,263,152	-	-	28,263,152	42.7	149,633
B	1.0	4,687,917	482,817	269,236	5,439,970	8.2	79,586
C	3.0	777,103	428,982	305,046	1,511,131	2.3	70,793
D	10.0	154,777	222,213	249,983	626,973	0.9	446,592
E	30.0	125,842	128,970	188,057	442,869	0.7	413,640
F	50.0	53,704	90,325	164,509	308,538	0.5	302,478
G	70.0	32,606	74,625	157,469	264,700	0.4	261,323
H	100.0	110,869	252,630	942,959	1,306,458	2.0	1,306,458
Total		62,195,336	1,680,562	2,277,259	66,153,157	100.0	3,051,216
% of total risk							4.6%
____________________
(1) Include past-due for more than 15 days,

The allowance for credit losses is recorded in accordance with Resolution 2,682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2,682 of the Brazilian National Monetary Council totaled R$620,984 in Unibanco and R$1,001,383 in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off, and were reclassified in a manner which maintains the risk assessment and the provision for losses existing prior to renegotiation. These transactions are only re-assessed to higher classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the quarter:

		Unibanco
	Unibanco	Consolidated
Balance at the beginning of the quarter	1,456,497	2,993,675
Increases	207,116	629,959
Loan charge-offs	(241,233)	(572,418)
Balance at the end of the quarter	1,422,380	3,051,216
Loan recoveries (1)	35,922	67,573
____________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”

7. Foreign Exchange Portfolio

(a) Balance sheet

		Unibanco
	Unibanco	Consolidated
Assets - Other credits
Unsettled exchange purchases	3,743,837	3,743,837
Rights on foreign exchange sold	1,571,848	1,571,848
(-) Received advances	(156,342)	(156,342)
Income receivable from advances on exchange
contracts	28,216	28,216
Total	5,187,559	5,187,559
Liabilities - Other liabilities
Unsettled exchange sales	1,740,951	1,740,951
Obligations for foreign exchange purchased	3,612,852	3,612,852
(-) Advances on exchange contracts	(1,598,212)	(1,598,212)
Other	379	379
Total	3,755,970	3,755,970
Off-balance sheet
Import credits outstanding	597,384	612,961
Confirmed export credits	14,821	14,821

(b) Statement of income

		Unibanco
	Unibanco	Consolidated
Income from foreign exchange transactions	1,287,843	1,418,450
Expenses from foreign exchange transactions	(1,226,766)	(1,357,135)
Net gain on foreign exchange transactions	61,077	61,315

8. Other Credits – Sundry

		Unibanco
	Unibanco	Consolidated
Receivables from credit card operations	-	3,198,564
Deferred taxes	2,008,286	3,706,170
Escrow deposits for civil and labor suits (1)	686,655	1,820,964
Prepaid taxes	333,130	713,108
Insurance premium	-	1,288,301
Notes and credits receivable	623,628	653,732
Accounts receivable from temporary special administration regime	253,932	253,932
Salary advances and other	96,420	112,458
Receivables from purchase of assets	6,930	33,142
Accounts receivable from associated companies	819,392	-
Other	271,410	659,151
Total	5,099,783	12,439,522
Current	2,648,299	7,372,879
Long-term	2,451,484	5,066,643
___________________________
(1) Substantially related to litigations (Note 14)

9. Prepaid Expenses

		Unibanco
	Unibanco	Consolidated
Commissions and expenses on debt placements	54,602	54,728
Commissions on debt products	460,333	680,417
Exclusiving contracts for banking services	294,822	555,377
Advance of private pensions sponsor contributions	200,070	207,385
Others	56,167	88,791
Total	1,065,994	1,586,698
Current	427,618	635,911
Long-term	638,376	950,787

10. Foreign Branch

As mentioned in Note 2, the financial statement of foreign branch (Grand Cayman) is consolidated with that of Unibanco.

The balance of this branch can be summarized as follows:

	US$	R$
	thousand	thousand
Current assets	7,398,144	12,939,977
Long-term assets	2,526,100	4,418,518
Permanent assets	68,138	119,180
Total assets	9,992,382	17,477,675

Current liabilities	6,610,813	11,562,973
Long-term liabilities	2,768,268	4,841,977
Deferred income	9,581	16,759
Branch equity	603,720	1,055,966
Total liabilities	9,992,382	17,477,675

	US$	R$
	thousand	thousand
Net income for the quarter	83,306	145,711

11. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branch’ and subsidiary companies’ exchange losses in the amount of R$41,491 in Unibanco and in Unibanco Consolidated, were recognized as “Gross Profit from Financial Intermediation”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or
	quotas (in thousands)
	direct and indirect		Percentage holding (%)		Adjusted		Adjusted	Equity in

				Unibanco	stockholders	Investment	net income	results
	Common	Preferred	Unibanco	Consolidated	equity	amount	(loss)	Adjustments (1)
Investments of Unibanco

Subsidiary and Associated
Dibens Leasing S.A. – Arrendamento
Mercantil (2)	819,143	-	99.999	99.999	6,620,960	6,620,894	165,633	165,633
Unipart Participações Internacionais Ltd,	5,849	-	100.000	100.000	2,581,774	2,581,774	(126,862)	(126,862)
Unicard Banco Múltiplo S.A.	220,390,052	91,811,816	100.000	100.000	1,956,627	1,956,627	73,561	73,561
Banco Fininvest S.A.	8	2	99.991	100.000	1,581,681	1,581,681	19,558	19,558
Unibanco AIG Seguros S.A.	345,014	188,814	49.902	49.902	1,609,883	803,366	92,057	45,878
Banco Dibens S.A.	20,085,509	-	99.999	100.000	500,221	500,221	6,192	6,192
Unibanco Companhia de Capitalização	4,194	-	99.999	100.000	469,032	469,032	16,804	16,804
Banco Único S.A.	2,768,397	2,768,397	100.000	100.000	297,680	295,147	8,621	8,621
Unibanco Investshop Corretora de Valores
Mobiliários e Câmbio S.A.	8,060	4,955	100.000	100.000	180,831	180,831	5,620	5,620
Interbanco S.A.	24,455	-	99.996	99.999	197,782	197,780	18,871	18,871
AIG Brasil Companhia de Seguros	54,214	-	49.999	49.999	88,570	44,284	1,370	685
Other						523,469		50,161
Jointly controlled companies (i)
Maxfácil Participações	11	-	49.986	49.986	188,590	94,268	3,194	1,597
Banco Investcred Unibanco S.A.– (PontoCred)	95	-	49.997	49.997	147,807	73,899	8,385	4,192
Companhia Hipotecária Unibanco –
Rodobens	6,055	-	50.000	50.000	23,228	11,614	1,291	646
Other						31,746		2,965
Total						15,966,633		294,122

Investment of Unibanco Consolidated

Associated companies
IRB – Brasil Resseguros S.A. (Note 24 (c))	-	117	11.723		1,894,293	222,068	25,591	3,000
AIG Brasil Companhia de Seguros	54,214	-	49.999		88,570	44,284	1,370	685
Other						66,546		3,775
Total						332,898		7,460

	Number of shares or quotas			Adjusted
Main direct, indirect and jointly controlled	(in thousands)		Percentage	stockholders	Adjusted net

subsidiary companies invested by:	Common	Preferred	holding (%)	equity	income (loss)
Unipart Participações Internacionais Ltd.
Hipercard Banco Múltiplo S.A.	95,738	-	19.293	869,561	31,583
Unibanco Cayman Bank Ltd.	26,340	-	100.000	598,958	(99,739)
Unibanco União de Bancos Brasileiros (Luxembourg)
S.A.	200	-	99.999	146,216	2,433
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	39,592	8,980

Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A.	39,565	-	99.999	295,017	14,618
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	48,027	3,430
UASEG Seguros S.A.	14,400		99.999	16,382	255
IRB – Brasil Resseguros S.A. (Note 24 (c))	-	117	11.723	1,894,293	25,591

Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e
Investimento	172	172	49.999	107,428	(343)

Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A.	298,819	5,940	61.414	869,561	31,583
Dibens Leasing S.A. – Arrendamento Mercantil
Unibanco Participações Societárias S.A. (4) and (5)	8,883	6,218	51.000	3,274,563	55,498
Redecard S.A. (5)	156,201	-	23.211	797,926	278,626
Fininvest Negócios de Varejo Ltda.	61,087,133	-	50.996	1,206,640	9,527

________________________
(i) The percentage shown in the Unibanco Consolidated column refers to the total percentage holding in the companies.

(1) The difference between the net income (loss) and the equity results, and between the stockholders equity and the investment balance were mainly, alteration of participation during the period and restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(2) The Extraordinary Shareholders’ Meetings held in February 2008, approved the increase in capital, in the amount of R$3,000,001, represented by 306,764,252 common shares, The Brazilian Central Bank approved the increase in the capital in March 2008, being paid in the amount of R$1,500,000 in the quarter.

(b) Goodwill on acquisition of companies

The goodwill on acquisition of a company is based on the expectation of future earnings, with the amortization period changed up to 5 years.

The goodwill balance shown in the Unibanco consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized	Amortization
Hipercard	76,031	20,736
Maxfácil	58,432	4,275
Other	76,234	8,686
Total	210,697	33,697

12. Deposits and Resources from Securities Issued

The deposits are presented considering: demand deposits, saving deposits, interbank deposits and time deposits.

Resources from securities issued are represented mainly by mortgage notes, debentures and real estate notes issued in Brazil and euronotes issued abroad.

(a) The real estate notes are restated, being paid up to 91% of interbank interest rate and maturing up to July 2012.

(b) Debentures

Debentures issued by Dibens Leasing S.A. - Arrendamento Mercantil are restated, bearing interest up to 102% of interbank interest rate, paid semiannually and mature in ten years corresponding to January 2023.

Debentures pledge schedules are restated, bearing interest up to 104.5% of interbank interest rate and fixed interest rate up to 13.0% with maturity up to January 2020.

(c) The euronotes in the amount of R$4,440,692 in Unibanco and R$1,145,208 in Unibanco Consolidated and are subject to an average interest rate of 8.36% per annum in Unibanco and 4.69% per annum in Unibanco Consolidated.

(d) The other issues totaled R$15,353 in Unibanco and in Unibanco Consolidated with maturities up to August 2010 and an average interest rate of 5.30% per annum.

13. Borrowings and Onlendings

Foreign borrowings consist principally for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2029, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 2011, with an average interest rate of 4.83% per annum.

14. Contingent Assets and Liabilities and Legal Liabilities

Unibanco and its subsidiaries are parties to several disputes, including judicial lawsuits and administrative proceedings mainly related to tax, civil and labor claims.

As from first half ended in June, 2007, the provisions for labor claims are based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the historic percentage of the balance of judicial deposits converted into payments with respect to the labor claims with judicial deposits; and (iii) the historic average of payments made, for all other claims.

Civil litigation is represented mainly by claims for personal and moral injury, due to among other reasons, returns of checks, and protests of notes considered not due and economic plans. As from the six-months ended June 30, 2007 the amount provided represents management’s estimate, considering the probability of loss in those lawsuits, based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the balance of judicial deposits converted into payments, with respect to the civil claims with judicial deposits; and (iii) the historic average of payments made, for all other claims.

Based on Deliberation CVM n° 489, the tax claims which are considered legal liabilities, independently of the probability of loss, and whose tax claims with loss classification as probable, in accordance with the opinion of the legal advisors, are recognized at the full amount being questioned. On March 31, 2008, Unibanco and its subsidiaries maintained provision for such causes in the total amount of R$1,861,887 in Unibanco and R$2,900,365 in Unibanco Consolidated, mainly: (i) widening of the calculation basis of Profit Participation Program – PIS and Tax and Social Security Financing – COFINS by Law 9,718, in the amount of R$1,290,709 in Unibanco and R$1,730,703 in Unibanco Consolidated; (ii) Deductibility of interest and taxes whose payments are suspended, in the amount of R$295,689 in Unibanco and R$383,591 in Unibanco Consolidated; and (iii) Social Contribution on Net Income of non-employees companies in the amount of R$142,626 in Unibanco Consolidated.

The tax claims considered as legal liabilities have a remote or possible risk of loss in accordance with the opinion of legal advisors.

The suits which are not considered legal liabilities and those suits with loss classification as possible in accordance with the legal advisors’ opinion, are not recognized for accounting purposes and, at March 31, 2008, amount to R$942,007, net of tax effects, in Consolidated. These suits include disputes regarding:

(i) Deductibility of goodwill on investments acquisitions in the amount of R$155,931;
(ii) Collection of CPMF on leasing transactions in the amount of R$157,953;
(iii) Deductibility of losses on credits receivables in the amount of R$150,316;
(iv) Social security contribution on non remunerated earnings in the amount of R$97,937;
(v) Profit from foreign country taxation criteria in the amount of R$75,633; and
(vi) ISS taxation on leasing operations in the amount of R$20,948.

Provisions recorded and their movements in the quarter ended March 31, 2008, are as follows:

		Unibanco
Balance sheet	Unibanco	Consolidated
Tax litigation (1)	1,861,887	2,900,365
Labor litigation (2)	520,699	762,460
Civil litigation (2)	412,731	596,238
Total	2,795,317	4,259,063
____________________
(1) Provision for tax contingencies
(2) Recorded in Other Liabilities - Sundry (Note 15 (c))

		Unibanco
Movements in the quarter	Unibanco	Consolidated
Balance at the beginning of the quarter	2,681,196	4,091,918
Increases	150,668	227,606
Releases	(17,780)	(19,413)
Interest/Monetary adjustment	31,201	49,634
Payments	(49,968)	(90,682)
Balance at the end of the quarter	2,795,317	4,259,063

15. Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

		Private Retirement	Annuity
	Insurance	Plans	Products	Total
Provision for unearned premiums	1,169,484	-	-	1,169,484
Loss Provision IBNR
(The provision for claims incurred
but not yet reported)	261,342	1,693	-	263,035
Mathematical provision
benefits to be granted	642,773	7,178,571	-	7,821,344
Mathematical provision
for benefits granted	4,964	444,135	-	449,099
Unsettled claims	521,752	12,741	-	534,493
Provision for draws
and redemptions	-	-	792,425	792,425
Other provisions	8,554	254,547	16,236	279,337
Total of technical provisions	2,608,869	7,891,687	808,661	11,309,217
Short-term	2,608,795	7,198,006	808,661	10,615,462
Long-term	74	693,681	-	693,755

(b) Subordinated debt

			Remuneration		Unibanco
	Issue	Maturity	per annum	Unibanco	Consolidated
Step-up subordinated callable notes(1)	December 2003	December 2013	7.375%	357,416	345,432
Line of credit (2)	December 2004	December 2009	4.740%	267,353	267,353
Perpetual Non-cumulative Junior
Subordinated Securities (3)	July 2005	Indeterminated	8.700%	887,654	887,654
Subordinated time deposits (4)	December 2002	December 2012	CDI	509,530	509,529
Subordinated time deposits (4)	November 2003	November 2013	102% of CDI	74,933	74,933
Subordinated time deposits (5)	December 2006	December 2016	CDI + 0.47%	577,271	577,271
Subordinated time deposits (6)	May 2007	May 2012	103.9% of CDI	1,547,285	1,547,285
Subordinated time deposits (6)	July 2007	July 2012	CDI + 0.38%	456,045	456,045
Subordinated time deposits (6)	August 2007	August 2012	CDI + 0.38%	214,496	214,496
Subordinated time deposits (6)	August 2007	August 2014	CDI + 0.46%	53,652	53,652
Subordinated time deposits (6)	October 2007	October 2012	IGPM + 7.33%	316,641	316,641
Subordinated time deposits (6)	October 2007	October 2012	103.8% of CDI	97,838	97,838
Subordinated time deposits (6)	October 2007	October 2014	IGPM + 7.35%	36,138	36,138
Subordinated time deposits (6)	October 2007	October 2012	CDI + 0.45%	472,738	472,738
Subordinated time deposits (6)	December 2007	December 2014	CDI + 0.60%	10,351	10,351
Subordinated time deposits (6)	1st quarter 2008	1st quarter 2013	CDI + 0.60%	831,119	831,119
Total				6,710,460	6,698,475
Short-term				25,689	25,434
Long-term				6,684,771	6,673,041
_______________________
(1) The debt can be fully redeemed in December 2008 or in each subsequent interest payment, The interest rate from the fifth year will be 9.375% per annum.
(2) The debt can not be redeemed prior to contractual maturity, The interest rate is calculated through semi-annual Libor plus 2%.
(3) The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment.
(4) Subordinated time deposits can be redeemed from December 2007 and November 2008, respectively.
(5) Subordinated time deposits can be redeemed from December 2011.
(6) Subordinated time deposits can not be redeemed prior to contractual maturity.

(c) Sundry

		Unibanco
	Unibanco	Consolidated
Technical provisions for insurance and retirement plans	-	11,309,217
Playable to merchants – credit card	-	4,079,027
Sale of rights of receipt of future flow of
payment orders abroad (1)	1,526,701	1,526,701
Provisions for labor and civil litigation (nota 14)	933,430	1,358,698
Payable related to insurance companies	-	631,044
Provisions for payroll and administrative expenses	435,013	712,656
Credit on the release of real state financing	174,245	174,245
Other	278,503	794,106
Total	3,347,892	20,585,694
Current	959,589	16,964,128
Long-Term	2,388,303	3,621,566
____________________
1) Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amount of US$872,849, bearing three-months Libor plus spread (floater), or fixed rate, payable quarterly and with maturity beginning in October 2007 and final maturity in January 2016.

16. Employee Benefits

(a) Pension plan

Unibanco and its subsidiary companies provide to their employees a pension plan, based on a defined contribution through UBB-Prev – Previdência Complementar (new denomination of Trevo – Instituto Bandeirantes de Seguridade Social) a closed private entity. The program is sponsored by Unibanco, its subsidiaries and employees.

During the quarter ended March 31, 2008, the company sponsor contributions totaled R$11,128 in Unibanco and R$12,314 in Unibanco Consolidated.

(b) Stock option program

Unibanco has a Stock Option Plan, which aims to align the executives’ commitment with long term results and reward exceptional performance. It is also an instrument for attraction, retention and motivation of talented people. In the Extraordinary Shareholders’ Meeting, held in March 2007, a change in the Stock Option Plan was approved to allow the establishment of a program, in which some executives are chosen to be “partners” of Unibanco. The Partner Program has become the main incentive program to executives. These executives will be able to invest a percentage of their respective bonuses to acquire Unibanco Units and, for each acquired Unit each executive will receive certain amount of Bonus Units (options to acquire Units subjected to defined vesting conditions). The granted Units stock options can be exercised by the executives in 3 to 5 years. The annual granted options cannot exceed 1% of the authorized capital and total granted options represent 0.3% of the authorized capital and are accordance with the limit established of 10%.

Up to March 31, 2008, the options activity was as follows:

Single Options

		Vesting		Exercise price
Insuance		period	Exercise	per Unit (R$)				Quantity

Nº	Date	until	period until	(IPCA)	Granted	Exercised	Cancelled	Not exercised
1st	1st quarter 2002	01.21.2007	01.20.2008	4.655	12,376,000	7,928,941	4,447,059	-
2nd	2nd quarter 2002	04.15.2007	04.14.2008	5.455	68,000	68,000	-	-
3rd and 4th	3rd quarter 2002	08.12.2007	08.11.2008	Up to 4.200	560,000	552,230	-	7,770
5th to 7th	4th quarter 2002	11.20.2007	11.19.2008	3.452	700,000	300,000	400,000	-
8th to 10th	1st quarter 2003	03.10.2008	03.09.2009	Up to 4.085	446,000	200,000	206,000	40,000
11th to 15th	2nd quarter 2003	06.16.2008	06.15.2009	Up to 5.150	3,464,000	1,362,002	1,244,000	857,998
16th	3rd quarter 2003	09.02.2008	09.01.2009	4.917	6,226,000	2,635,861	2,065,321	1,524,818
17th and 18th	4th quarter 2003	12.17.2008	12.16.2009	Up to 5.750	480,000	80,000	360,000	40,000
19th and 20th	1st quarter 2004	02.01.2009	01.31.2010	Up to 6.881	600,000	280,000	120,000	200,000
21st to 23th	2nd quarter 2004	04.13.2009	04.12.2010	Up to 7.016	1,012,240	337,414	-	674,826
24th to 26th	3rd quarter 2004	09.20.2009	09.19.2010	Up to 7.649	1,560,000	146,668	20,000	1,393,332
27th	1st quarter 2005	02.01.2010	01.31.2011	Up to 8.991	8,440,000	1,534,084	1,306,664	5,599,252
28th	2nd quarter 2005	05.03.2010	05.02.2011	Up to 10.533	50,000	-	50,000	-
29th	3rd quarter 2005	09.19.2010	09.18.2011	Up to 11.407	120,000	-	-	120,000
30th to 33rd	3rd quarter 2006	08.30.2011	08.29.2012	Up to 16.667	630,000	-	280,000	350,000
34th and 35th	1st quarter 2007	03.22.2012	03.21.2013	Up to 18.989	500,000	-	-	500,000
TOTAL					37.232.240	15,425,200	10,499,044	11,307,996

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Unibanco and Holdings.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants active in the program.

The exercise price of stock option after the third quarter of 2004, is being restated, pro rata temporis, pegged accumulated to the IPCA (Amplified Consumer Price Index) for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unit prices were adjusted in accordance with the issuance of bonus shares in July 2006.

Bonus Options

The executives who opted to invest a percentage of their respective bonuses to purchase Unibanco Units received the following number of Bonus Units.

Insuance	Quantity of	Exercise		Quantity

Date	shareholders	period until	Granted	Not exercised
3rd quarter 2007	50	09.03.2012	1,213,904	1,213,904
4th quarter 2007	1	09.03.2012	12,904	12,904
1st quarter 2008	53	03.03.2013	1,579,552	1,579,552
TOTAL	104		2,806,360	2,806,360

The exercise of these bonus units is linked to the achievement of individual objectives and the maintenance of the propriety of their own shares without changes and burden during the exercise period.

17. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	Outstanding shares	Treasury stock	Total
Common	1,511,316,336	-	1,511,316,336
Preferred	1,282,772,178	13,667,294	1,296,439,472
Total	2,794,088,514	13,667,294	2,807,755,808

Preferred shares carry no voting rights but have priority over common shares in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S,A, (Holdings) and is traded in the Brazilian market. On March 31, 2008, the market value of Units is R$20.54.

Stocks issued by Unibanco and Unibanco Holdings are traded abroad in the form of Global Depositary Shares (GDSs).

(b) Dividends and interest on own capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

In December 2007, the Board of Directors approved the payment of interest on own capital to the shareholders in the amount of R$695,000, interest on own capital related to the quarter ended on December 31, 2007, in the amount of R$113,462, and interest on own capital related to the second half of 2007, in the amount of R$581,538, proportional to R$0.2378 (R$0.2021 net of applicable tax) per common share and R$0.2616 (R$0.2224 net of applicable tax) per preferred share. The interest on own capital was calculated in accordance with article 9° of Law n° 9,249/95 with tax benefit of R$236,300. The payment was made on January 31, 2008.

The Units had interest on capital of R$0.4665 (R$0.3965 net of applicable tax) being R$0.2049 (R$0.1741 net of applicable tax) from Unibanco Holdings and R$0.2616 (R$0.2224 net of applicable tax) from Unibanco. The GDS had interest on own capital of R$4,6646 (R$3,9649 net of applicable tax).

During the first quarter of 2008, R$289,740 of interest on own capital was accrued. The tax benefit from the deduction of this interest on own capital was R$98,512. This amount will be included in the calculation of the minimum mandatory dividend of the year, net of applicable tax.

In March 2008, the Board of Directors approved the payment of interest to the shareholders in the gross amount of R$113,451, related to the first quarter of 2008, comprising R$0.0388 (R$0.0330 net of applicable tax) per common share and R$0.0427 (R$0.0363 net of applicable tax) per preferred share. The interest on own capital was calculated in accordance with article 9° of Law n° 9,249/95 and the tax benefit from the deduction was R$38,573. The payment was realized on April 30, 2008.

The Units had interest on capital of R$0.0765 (R$0.0650 net of applicable tax), being R$0.0338 (R$0.0287 net of applicable tax) from Unibanco Holdings and R$0.0427 (R$0.0363 net of applicable tax) from Unibanco. The GDS had interest on capital of R$0.7647 (R$0.6500 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Statutory reserves

The balance is summarized as follows:

Legal reserve	742,925
Statutory reserves:
i) Operating margin reserve – calculated based on net income for the year after
the legal deductions and dividends up to a limit of 100% of capital stock	3,043,522
ii) Special dividends reserve	63,898
Total	3,850,345

(e) Treasury stock

On February 13, 2008, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition of Unibanco preferred shares and Unibanco Holdings preferred shares for the purpose of maintaining these shares in treasury for further sale or cancellation, without reducing the share capital of Unibanco or Unibanco Holdings. Unibanco’s Executive Board shall decide the timing and volume of the acquisitions within the limits established by the above mentioned Boards of Directors. The authorization will be valid for 12 months as from February 15, 2008, and the acquisition of the shares will be carried out at fair market value through the broker Unibanco Investshop Corretora de Valores Mobiliários S,A, or other broker that comes to be defined by the Board of Directors.

In the repurchase program shares of Unibanco Holdings are acquired by Unibanco, by using revenue reserves, for subsequent exchange for its own shares.

During the quarter ended March 31, 2008, in accordance with the Stock option program (Note 16 (b)), the following changes in treasury stock occurred:

	Quantity of shares	R$ thousands
Balance at the beginning of the quarter	13,549,348	136,693
Conversion of own stocks	58,973	492
Sale of own stocks	(3,134,571)	(30,903)
Repurchase	3,193,544	35,454
Balance at the end of the quarter	13,667,294	141,736

The average cost was R$22.36 per repurchased Units, and the minimum and maximum price per share were R$20.27 and R$24.02, respectively.

18. Other Operating Income and Expenses

(a) Other operating income

		Unibanco
	Unibanco	Consolidated
Financial results from insurance, pension plans and annuity products	-	222,468
Insurance, annuity products and retirement plans premiums	-	1,309,464
Dividends/ retained earnings received from other investments	39	90
Income System Fácil - Tamboré	-	2,228
Recover of charges and expenses	-	7,442
Other income - Redecard	-	4,964
Operating income of insurance companies	-	4,801
Contractual fire/Break of contract	-	13,121
Other	31,845	32,486
Total	31,884	1,597,064

(b) Other operating expenses

		Unibanco
	Unibanco	Consolidated
Price-level restatement and interest on technical provision for
insurance, pension plans and annuity products	-	163,118
Changes in technical provision for insurance, annuity products
and retirement plans	-	521,561
Insurance claims	-	334,794
Interest and monetary correction on technical provision for
insurance, pension plans and annuity products	-	8,988
Selling, other insurance and private retirement plans expenses	-	262,527
Credit card selling expenses	-	82,243
Exchange loss on foreign investments	41,491	41,491
Provision for labor and civil litigation	86,509	120,551
Correspondent banks and commision expenses	29,080	62,620
Credit card, payments and extracts expenses	-	46,383
Operating losses	24,571	45,137
Amortization of goodwill on subsidiaries acquired	5,394	33,697
Expense related to checks and billing, net	29,328	29,317
Bonus, CPMF and bank preference	13,719	13,719
Reference file informations	5,912	13,035
Other	27,141	44,692
Total	263,145	1,823,873

19. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

				Unibanco

	December 31,			March 31,
	2007	Increase	Realization	2008
Allowance for credit losses	448,365	115,556	70,368	493,553
Other provisions not currently deductible	1,045,206	439,147	298,641	1,185,712
Tax loss and negative basis of social
contribution carry-forwards	76,018	-	46,783	29,235
Social contribution carry-forwards
(Provisional Measure 2158-35)	256,102	-	12,515	243,587
Subtotal	1,825,691	554,703	428,307	1,952,087
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	32,443	23,756	-	56,199
Net deferred tax assets	1,858,134	578,459	428,307	2,008,286
Deferred tax assets	1,858,134			2,008,286

			Unibanco Consolidated

	December 31,			March 31,
	2007	Increase	Realization	2008
Allowance for credit losses	876,629	277,926	198,028	956,527
Other provisions not currently deductible	1,679,483	490,294	346,468	1,823,309
Tax loss and negative basis of social
contribution carry-forwards	377,357	123,289	66,863	433,783
Social contribution carry-forwards
(Provisional Measure 2158-35)	442,485	-	34,456	408,029
Subtotal	3,375,954	891,509	645,815	3,621,648
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	48,183	40,748	4,408	84,523
Deferred tax obligations	(276,869)	(165,460)	(11)	(442,318)
Net deferred tax assets	3,147,268	766,797	650,212	3,263,853
Deferred tax assets	3,424,137			3,706,170
Deferred tax liabilities	276,869			442,317

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On March 31, 2008, the expected realization of deferred taxes is as follows:

			Unibanco		Unibanco Consolidated

	Social contribution			Social contribution
	(Provisional			(Provisional
Year	Measure 2.158-35)	Other	Total	Measure 2.158-35)	Other	Total
2008	-	584,033	584,033	6,523	952,099	958,622
2009	1,159	362,291	363,450	27,924	757,351	785,275
2010	14,857	127,463	142,320	49,623	307,349	356,972
2011	9,911	432,455	442,366	27,604	656,738	684,342
2012	-	151,864	151,864	17,850	255,835	273,685
2013 to 2020	217,660	50,394	268,054	278,505	284,247	562,752
Total	243,587	1,708,500	1,952,087	408,029	3,213,619	3,621,648
_____________________________
(*) Expected realization of deferred taxes is in conformity with MP 413/08 tax rate.

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,679,918 in Unibanco and R$3,112,974 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

		Unibanco
	Unibanco	Consolidated
Income before income tax and social contribution, net of non-recurring events
and profit sharing	730,116	1,015,968
Income tax and social contribution expenses at a rate of 25% and 9%	(248,239)	(345,429)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies and exchange
rate variation on subsidiaries abroad	122,268	(11,571)
Interest on capital paid, net	91,719	105,294
Permanent differences (net)	44,831	53,216
Income tax and social contribution for the quarter	10,579	(198,490)

20. Adjusted Net Income

		Unibanco
	Unibanco	Consolidated
Net income	740,695	740,695
Adjustments to net income	(199,426)	(121,530)
Depreciation and amortization	60,318	90,585
Provision (reversal) of foreclosed assets	(140)	4,708
Equity in results of subsidiary and associated companies	(294,122)	(7,460)
Exchange gain on foreign investments	29,124	-
Amortization of goodwill on acquisition of subsidiary companies	5,394	33,697
Adjusted net income	541,269	862,225

21. Commitments and Guarantees

		Unibanco
	Unibanco	Consolidated
Co-obligation and risks for guarantees provided	15,949,435	15,986,713
Assets under management (mainly mutual investment funds)	61,831,135	62,468,747
Lease commitments	-	5

22. Related-Party Transactions (Unibanco)

Assets
Interbank investments	5,769,034
Marketable securities and derivative financial instruments (a)	22,997,830
Interbank accounts	(83)
Lending operations	37,258
Other credits
Income receivable
Dividends and interest on capital	1,079,683
Negotiation and intermediation of securities	12,937
Sundry	819,256

Liabilities
Deposits	20,024,721
Securities sold under repurchase agreements	6,298,572
Resources from securities issued
Debentures	683,777
Securities abroad	3,295,484
Interbank accounts	22,243
Borrowings	51,507
Derivative financial instruments	2,063,008
Other liabilities
Social and statutory	325,870
Subordinated debt	11,984
Sundry	32,146

Revenues
Lending operations	386
Marketable securities	642,253
Derivative financial instruments	206,804
Services rendered	101,188

Expenses
Deposits and securities sold	721,587
Borrowings and onlendings	1,594
Other administrative expenses	12,633
Other operating expenses	3,307
________________________
(a) Include debentures issued by Dibens Leasing S.A. – Arrendamento Mercantil in the amount of R$20,629,830.

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

23. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge), In addition. Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

(d) Fair value determination

The fair value of Marketable Securities and of Derivative Financial Instruments is calculated by fair value, when applicable is based on the available prices of Stock Exchanges or on an internal valuation model based on the average rate for the last business day of the exercise, as informed by Stock Exchanges trade associations and external entities.

Credit risk

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Market and liquidity risk

The management of market risk and liquidity is conducted through daily monitoring of exposure level vis-à-vis limits established with the help of tools such as VAR, sensitivity analysis and stress testing.

Operational risk

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

(e) Financial instruments recorded in the financial statements compared to the respective fair values are as follows:

		Unibanco	Unibanco Consolidated

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	11,312,420	11,326,225	6,551,227	6,565,405
Marketable securities	41,048,152	41,473,953	28,416,504	29,153,988
Lending operations	42,006,464	42,095,465	49,498,483	49,628,785

Liabilities
Interbank deposits	17,383,523	17,383,524	1,431,771	1,431,772
Time deposits	28,026,332	28,043,095	26,118,194	26,134,957
Mortgage notes	-	-	117,853	117,853
Debentures	4,461,824	4,439,945	4,503,794	4,525,717
Real estate notes	462,166	462,400	462,166	462,400
Resources from securities issued abroad	4,456,045	4,488,409	1,160,561	1,189,792
Derivatives, net	1,593,549	1,593,549	1,336,346	1,336,346
Subordinated debt (Note 15(b))	6,710,460	6,760,659	6,698,475	6,748,458
Other liabilities (Note 15(c))	1,526,701	1,549,034	1,526,701	1,549,034
Treasury stocks	141,736	140,363	141,736	140,363

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the quarter for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the quarter for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at March 31, 2008 on the São Paulo Stock Exchange.

24. Other Information

(a) Assets leased to third parties, in the amount of R$10,829,354, net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$10,160,009 and the residual value received in advance from these lessees amounts to R$4,289,833, classified as a reduction of leasing operations, Leases of third parties’ assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of their activity. At March 31, 2008, the insurance coverage on properties and other assets in use totaled R$573,565 in Unibanco and R$845,786 in Unibanco Consolidated.

(c) Corporate Law Amendments - Law 11,638/07

On December 28, 2007, Law n° 11,638/07 was published, which amends the Corporation Law, with respect to the accounting practices adopted in Brazil.

The new accounting practices and changes introduced by the law are being evaluated by BACEN - Brazilian Central Bank, CVM – Securities Commission and SUSEP – Superintendency of Private Insurances. BACEN issued on March 20, 2008, the Communication no, 16,669, and the CVM on May 2, 2008 the Instruction n° 469, providing guidance on the adoption of the new law in the financial statements and quarterly informations during the 2008 fiscal year, as well as the disclosure in notes about the estimated effects of the adoption of this law on stockholders´equity and the results of the period.

The following amendments promoted by the law are already substantially adopted by the Bank and its subsidiaries in this quarterly information:

  Classification and mark-to-market criteria of the financial instruments (Note 5);

  The concept of Adjustment to Present Value for the long-term assets and liabilities considering contractual rates, and the adjustment of Present Values considering the market average rate, do not represent significant adjustments as described in Note 22;

  Classification in the stockholders’ equity of the exchange variation of corporate investments abroad when the functional currency of the investee is different from the functional currency of the parent company, as directed by CPC – Accounting Pronouncements Committee standards n° 2, approved by CVM Deliberation n° 534 of January 29, 2008;

  Measurement at cost, as from the first quarter ended on March 31, 2008, of permanent asset investments represented by preferred shares with no significant influence, as described in Note 11;

  Evaluation of the recoverability of significant assets through future operation, according to CPC Pronouncement no,1 approved by Deliberation CVM n° 527 of November 1, 2007;

  Disclosure of stock-based compensation, as in Note 16; and

  Presentation of the Statements of Cash Flows and of the Statement of Value Added as part of the financial statements required by Brazilian accounting practices.

The main changes which are not yet regulated and may impact on the financial statements in December 31, 2008 are represented as follows:

  Decision about the mantainance of the subsidiary companies´ revaluation reserve until the end of six-month period ended June 30, 2008;

  Reclassification of certain permanent assets to the “Intangible” sub-group, aligned with Bacen regulatory rules to be published; and

  Valuation and accounting of stock option plans to be ruled by CVM.

Management will recognise the effects of these changes when the rules are published and the expectation is that the impacts will not be relevant on the financial statements context.

(d) The Provisional Measure (MP) n° 413, of January 3, 2008, regulated by Federal Internal Revenue Department normative instruction n° 810/2008, increased the rate of the Social Contribution on the Net Income – CSLL of the financial sector from 9% to 15% of the taxable income. This Provisional Measure shall result in an increase in payments related to the Social Contribution on the Net Income generated as of May 1, 2008, which impacts on CSLL expense as well as the tax credits already recorded (Note 19). The Provisional Measure must be submitted to the appreciation of the National Congress, within regulatory terms, and there is also exists a Direct Claim of Unconstitutionality at the Supreme Court. If Supreme Court declares its unconstitutionality, its effects shall be annulled and the corresponding tax credits shall be realized at the 9% rate. On March 31, 2008, no tax credits were recorded related to the increase in the social contribution rate, which corresponds to an amount of R$492,500, net of deferred liabilities. This amount shall be recorded when there are effective realization perspectives, according to studies and analyses carried out by the management in compliance with the Bacen rules.

(e) Compulsory deposit

The Brazilian Central Bank determined through Circular n° 3,375/08, a compulsory liquidity reserve deposit on interbank deposits of leasing companies in other financial institutions. The initial deposit is 5% of interbank deposits from March 2008, with a progressive increase up to 25% by January 2009.

25. Subsequent Event

On April 2008 Unibanco concluded the issue of a sindicated loan in the amount of US$210 million, with maturity up to 5 years. In the same period, Unibanco concluded another issuance under securitization program in the amount of US$200 million, with final maturity of 7 years, with a 2-year grace period, through an international private market placement.

26. Statement of Cash Flows

		Unibanco
	Unibanco	Consolidated
Net income	740,695	740,695
Provision (reversal) for credit losses	(34,117)	57,541
Technical provision for insurances, capitalization and private pensions	-	521,561
Deferred taxes	(138,911)	(281,704)
Provision (reversal) of foreclosed assets	(140)	4,708
Loss on sale of foreclosed assets and fixed assets	1,204	1,047
Amortization of goodwill on subsidiaries acquired	5,394	33,697
Equity in results of subsidiary and associated companies	(294,122)	(7,460)
Exchange loss (gain) on foreign investments	29,124	-
Gain on sale of investment	(16,092)	(35,852)
Provision (reversal) for losses on other investments	60,318	90,585
Depreciation and amortization	-	76,783
Changes in assets and liabilities
Decrease (increase) in interbank investments	4,367,795	4,272,746
Decrease (increase) in marketable securities and derivative financial instruments	(7,274,392)	(5,966,481)
Decrease (increase) in Central Bank compulsory deposits	51,046	44,987
Net change in interbank and interdepartmental accounts	(60,301)	(34,800)
Decrease (increase) in lending operations	(3,704,305)	(3,987,807)
Decrease (increase) in leasing operations	86,205	(946,745)
Net change in foreign exchange portfolio	68,709	68,709
Decrease (increase) in other credits and other assets	344,111	1,137,099
Increase (decrease) in other liabilities	6,128,111	3,025,207
Increase (decrease) in deferred income	16,755	18,702
Net cash (used in) provided by operating activities	377,087	(1,166,782)

Investing activities
Dividends and interest on capital received from subsidiary and associated companies	24,740	164
Proceeds from sale of foreclosed assets companies	5,006	15,884
Purchase from sale capital decrease in subsidiary and associated companies	(1,502,019)	(6,994)
Goodwill on acquisition of subsidiary companies	-	(1,491)
Proceeds from sale capital decrease in subsidiary and associated companies	16,123	50,519
Purchase of other investments	-	(288,778)
Proceeds from sale of other investments	-	1,635
Purchase of fixed assets	(33,572)	(49,184)
Proceeds from sale of fixed assets	661	1,018
Investment in deferred charges	(59,412)	(64,656)
Minority interests	-	513,414
Net cash (used in) provided by investing activities	(1,548,473)	171,531

Financing activities
Increase (decrease) in deposits	(7,640,897)	(3,254,402)
Increase (decrease) in securities sold under repurchase agreements	7,047,736	2,391,790
Increase (decrease) in resources from securities issued	1,423,550	1,643,771
Increase (decrease) in borrowings and onlendings	15,464	(28,651)
Increase (decrease), net in treasury stock	(28,686)	(28,686)
Dividends paid	(694,999)	(694,999)
Net cash provided by financing activities	122,168	28,823

Decrease in cash and due from banks	(1,049,218)	(966,428)

Cash and due from banks at the beginning of the quarter	2,511,237	4,430,425
Cash and due from banks at the end of the quarter	1,462,019	3,463,997
Decrease in cash and due from banks	(1,049,218)	(966,428)

27. Value Add Statement

		Unibanco	Unibanco Consolidated

Value Added Breakdown
Gross proft from financial intermediation	1,285,388	87.6%	2,210,720	111.2%
Services rendered	491,473	33.5%	913,632	46.0%
Other income and other expenses	(309,803)	-21.1%	(1,136,731)	-57.2%

Total Value Added	1,467,058	100.0%	1,987,621	100.0%

Human Resources	514,455	35.1%	647,283	32.6%
Salaries	406,411	27.7%	513,792	25.8%
Charges	36,946	2.5%	44,437	2.2%
Benefts	71,098	4.8%	89,054	4.5%

Government	211,908	14.4%	599,643	30.2%
Financial transaction and other taxes	140,666	9.6%	300,808	15.1%
Income tax and social contribution	(10,579)	-0.7%	198,490	10.0%
INSS on salaries	81,821	5.6%	100,345	5.0%

Dividends and Interest on Own capital	289,740	19.7%	289,740	14.6%

Profit Reinvestment	450,955	30.7%	450,955	22.7%

Total	1,467,058	100.0%	1,987,621	100.0%

* * *

7015 - INVESTMENTS IN SUBSIDIARY COMPANIES

						%Capital
					Number of	Investment in
				Type of	Shares or	Controlled
Item	Name	CNPJ	Principal Activity	Company	quotas	Company

01	Unibanco AIG Seguros S.A.	33,166,158/0001-95	Insurance Company	Non-Financial Instituituion	1,069,751,053	49.902

02	Unipart Participações Internacionais Ltd.	521,028	Holding	Non-Financial Instituituion	5,848,786	100.000

03	Unicard Banco Múltiplo S.A.	61,071,387/0001-61	Bank	Financial Instituituion	312,201,867,903	100.000

04	Unibanco Companhia de Capitalização	61,054,128/0001-22	Annuity Products	Non-Financial Instituituion	4,193,771	99.999

05	Banco Fininvest S.A.	33,098,518/0001-69	Bank	Financial Instituituion	10,556	99.991

06	Banco Dibens S.A.	61,199,881/0001-06	Bank	Financial Instituituion	20,085,509,493	99.999

07	Dibens Leasing S.A. - Arrendamento Mercantil	65,654,303/0001-73	Leasing	Non-Financial Instituituion	819,143,082	99.999

08	Interbanco S.A.	670,849	Bank	Financial Instituituion	24,456,000	99.996

09	UAM – Assessoria e Gestão de Investimentos Ltda.	59,608,174/0001-84	Service Render	Non-Financial Instituituion	16,400,000	99.999

10	Unibanco Serviços de Investimento Ltda.	01,538,145/0001-03	Service Render	Non-Financial Instituituion	100,000	99.999

11	Banco Único S.A.	00,086,413/0001-30	Bank	Financial Instituituion	5,536,793,648	100.000

12	Unibanco Investshop – Corretora de Valores Mobiliários e Câmbio S.A.	89,560,460/0001-88	Brokerage	Financial Instituituion	13,014,894	100.000

13	Hipercard Banco Múltiplo S.A.	03,012,230/0001-69	Bank	Financial Instituituion	496,235,064	19.293

14	Maxfácil Participações S.A.	08,077,294/0001-61	Holding	Non- Financial Instituituion	22,000	49.986

15	AIG Brasil Companhia de Seguros	33,040,981/0001-50	Brokerage	Non-Financial Instituituion	108,427,875	49.999

16	Companhia Hipotecária Unibanco Rodobens	02,868,100/0001-60	Mortgage Company	Financial Instituituion	12,109,432	50.000

17	Banco Investcred Unibanco S.A.	61,182,408/0001-16	Bank	Financial Instituituion	190,580	49.997

18	UAM S.A. Distr.deTítulos e Val. Mobiliários	33,829,292/0001-29	Security Dealer	Financial Instituituion	13,714,000	100.000

19	Unibanco Participações Societárias S.A.	04,662,287/0001-76	Holding	Financial Instituituion	29,611,263	51.000

20	Bancred S.A. Crédito, Financiamento e Investimentos.	09,238,975/0001-27	Credit, Financing and Investment	Financial Instituituion	9,729,825,163	50.000

7016 - MARKETABLE SECURITIES

		No stated	Up to 3	3 months
Code	Description	maturity	months	to 1 year	1-3 years	3-5 years	5-15 years

00,0,0,01,01,00	National Treasury Securities	-	6,578,708.85	5,543,806.70	2,719,955.95	259,418.58	573,577.12
00,0,0,01,07,00	Mortgage Notes	-	1,422.41	-	-	-	-
00,0,0,01,08,00	Debentures	-	145,664.85	133,524.31	686,160.33	661,903.99	20,970,799.91
00,0,0,01,09,00	Listed Companies Equity Securities	717,888.86	-	-	-	-	-
00,0,0,01,10,00	Non-listed Companies Equity Securities	102,376.44	-	-	-	-	-
00,0,0,01,11,00	Other	180,825.20	521,464.04	670,386.02	148,847.92	75,651.07	348,166.85
00,0,0,02,01,00	Swaps	-	143,000.72	533,677.22	238,475.92	109,660.38	140,813.79
00,0,0,02,02,00	Forward contracts	-	606,956.76	2,150,693.93	19,926.70	2,670.35
00,0,0,02,04,00	Options	-	198,253.59	828,766.08	24,928.61	-	-
00,0,0,02,06,00	Other Derivative Financial Instruments	-	167,137.11	48,367.86	16,695.68	1,445.81	-
00,0,0,02,00,00	TOTAL OF DERIVATIVE FINANCIAL INSTRUMENTS	-	1,115,348.18	3,561,505.09	300,026.91	113,776.54	140,813.79
00,0,0,01,00,00	TOTAL OF MARKETABLE SECURITIES	1,001,090.50	7,247,260.15	6,347,717.03	3,554,964.20	996,973.64	21,892,543.88

		More
		than
Code	Description	15 years	Fair Value	Book Value

00,0,0,01,01,00	National Treasury Securities	7,240.97	15,819,176.32	15,682,708.17
00,0,0,01,07,00	Mortgage Notes	-	1,422.41	1,422.41
00,0,0,01,08,00	Debentures		22,598,053.38	22,598,053.39
00,0,0,01,09,00	Listed Companies Equity Securities	-	717,888.86	717,888.86
00,0,0,01,10,00	Non-listed Companies Equity Securities	-	102,376.45	102,376.44
00,0,0,01,11,00	Other	361.34	1,945,768.81	1,945,702.44
00,0,0,02,01,00	Swaps	20,188.38	1,185,816.40	1,185,816.41
00,0,0,02,02,00	Forward contracts		2,780,247.73	2,780,247.74
00,0,0,02,04,00	Options	-	1,051,948.29	1,051,948.28
00,0,0,02,06,00	Other Derivative Financial Instruments	-	233,646.47	233,646.46
00,0,0,02,00,00	TOTAL OF DERIVATIVE FINANCIAL INSTRUMENTS	20,188.38	5,251,658.89	5,251,658.89
00,0,0,01,00,00	TOTAL OF MARKETABLE SECURITIES	7,602.31	41,184,686.23	41,048,151.71

7017 - MARKETABLE SECURITIES

								More
		No stated	Up to 3	3 months				than 15
Code	Description	maturity	months	to 1 year	1-3 years	3-5 years	5-15 years	years

00,0,0,01,01,00	Own Portfolio	865,897.23	4,414,816.21	2,546,754.76	239,571.41	187,218.67	1,035,132.31	7,602.31
00,0,0,01,02,00	Subject to Repurchase Commitments	-	233,456.71	607,833.05	231,260.48	242,250.35	15,981,036.72	-
00,0,0,01,03,00	Derivatives Financial Instruments	-	1,115,348.18	3,561,505.09	300,026.91	113,776.54	140,813.79	20,188.38
00,0,0,01,04,00	Pledged with Brazilian Central Bank	-	1,135,684.90	1,035,370.86	1,375,511.09	-	33,024.71	-
00,0,0,01,06,00	Pledged under Guarantees Rendered	135,193.27	1,317,378.87	351,874.71	883,731.11	567,504.62	4,843,350.14	-
00,0,0,01,08,00	Securities purpose of unrestricted purchase and sale commitments	-	145,923.46	1,805,883.65	824,890.11	-	-	-
00,0,0,01,00,00	Total	1,001,090.50	8,362,608.33	9,909,222.12	3,854,991.11	1,110,750.18	22,033,357.67	27,790.69

7018 - CONCENTRATION OF MARKETABLE SECURITIES, LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Private Securities		Lending Operations Portfolio			Deposits

						Allowance
			% on the		% on the	for loan		% on the
Code	Description	Amount	total	Amount	total	losses	Amount	total

00,0,0,01,01,00	10 largest
	borrowers/clients	23,043,104.75	90.84	5,546,248.92	11.92	11,017.67	20,863,429.94	36.17
00,0,0,01,02,00	Next 50 largest
	borrowers/clients	2,151,504.12	8.48	7,651,891.67	16.44	14,564.31	6,234,176.45	12.03
00,0,0,01,03,00	Next 100 largest
	borrowers/clients	168,918.75	0.67	6,165,637.91	13.25	35,275.60	3,685,649.09	6.72
00,0,0,01,04,00	Other	1,915.92	0.01	27,175,723.56	58.39	1,361,522.20	28,650,751.65	45.08
00,0,0,01,00,00	Total	25,365,443.54	100.00	46,539,502.06	100.00	1,422,379.78	59,434,007.13	100.00

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

		Credits in	Falling due portfolio

		Arrears
		over 15	Up to 3	3 months				More than
Code	Description	days	months	to 1 year	1-3 years	3-5 years	5-15 years	15 years

00,1,1,00,00,00	Public Sector	-	38,907.88	44,238.69	324,499.46	280,932.05	140,812.45	-
00,1,1,02,00,00	Corporate Activities	-	38,907.88	44,238.69	324,499.46	280,932.05	140,812.45	-
00,1,1,02,01,00	Manufacturing	-	36,121.24	36,375.65	303,531.36	263,075.32	140,812.45	-
00,1,1,02,04,00	Other Services	-	2,786.64	7,863.04	20,968.10	17,856.73	-	-
00,1,4,00,00,00	Private Sector	674,731.30	11,994,400.82	14,613,817.45	10,667,202.45	4,349,895.58	2,463,072.06	84,848.79
00,1,4,01,00,00	Agricultural	9,776.17	384,366.15	942,159.37	283,123.16	102,459.20	49,883.54	1,341.93
00,1,4,02,00,00	Manufacturing	44,576.30	4,727,219.07	7,280,024.29	2,868,895.23	1,269,351.52	615,940.25	-
00,1,4,03,00,00	Trade	61,239.08	3,827,449.04	1,697,467.49	678,662.85	320,843.09	179,910.30	314.21
00,1,4,04,00,00	Financial Services	184.94	920,772.89	1,456,473.21	1,363,708.31	404,883.32	33,201.41	-
00,1,4,05,00,00	Other Services	273,922.02	367,216.45	1,204,276.23	3,758,600.97	1,767,656.47	943,845.76	2,234.62
00,1,4,06,00,00	Individuals	276,585.74	1,710,623.95	1,917,718.39	1,462,603.18	289,331.03	109,808.86	1,302.90
00,1,4,07,00,00	Residential Construction
	loans	8,447.05	56,753.27	115,698.47	251,608.75	195,370.95	530,481.94	79,655.13
00,1,5,00,00,00	Abroad	-	150,657.55	272,107.67	163,175.15	240,174.61	36,028.10	-
00,1,0,00,00,00	Total	674,731.30	12,183,966.25	14,930,163.81	11,154,877.06	4,871,002.24	2,639,912.61	84,848.79

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

		Contracted	Amortized	Loan Charge-	Loan	Renegotiated
Code	Description	Credits	Credits	Offs	Recoveries	Credits

00,1,1,00,00,00	Public Sector	176.79	9,854.41	-	-	-
00,1,1,02,00,00	Corporate Activities	176.79	9,854.41	-	-	-
00,1,1,02,01,00	Manufacturing	-	4,290.39	-	-	-
00,1,1,02,04,00	Other Services	176.79	5,564.02	-	-	-
00,1,4,00,00,00	Private Sector	28,780,772.58	27,926,294.98	241,233.90	35,921.90	99,335.53
00,1,4,01,00,00	Agricultural	358,052.89	322,412.79	-	-	-
00,1,4,02,00,00	Manufacturing	7,953,454.62	7,661,592.23	39,722.68	5,316.86	3,111.07
00,1,4,03,00,00	Trade	3,831,258.13	3,780,758.85	21,843.76	2,027.14	10,151.54
00,1,4,04,00,00	Financial Services	5,736,327.21	5,565,524.41	267.42	97.32	11.04
00,1,4,05,00,00	Other Services	8,017,293.72	7,604,841.03	62,721.71	11,924.64	30,742.21
00,1,4,06,00,00	Individuals	2,281,391.97	2,410,497.90	99,562.91	16,372.38	55,111.82
00,1,4,07,00,00	Residential Construction
	Loans	602,994.04	580,667.77	17,115.42	183.56	207.85
00,1,5,00,00,00	Abroad	825,924.15	394,615.97	-	-	-
00,1,0,00,00,00	Total	29,606,873.52	28,330,765.36	241,233.90	35,921.90	99,335.53

7021 - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Demand Deposits		Time Deposits
		Private Sector		Private Sector

		Private		Private
Code	Description	companies	Individuals	companies	Individuals

00,0,1,01,00,00	Local	3,316,848.89	192,686.53	16,502,242.54	8,948,113.98
00,0,1,01,01,00	The North	24,051.28	1,586.92	93,151.50	95,122.46
00,0,1,01,02,00	The Northeast	106,913.20	10,863.24	769,943.20	556,512.49
00,0,1,01,03,00	The Southeast	2,971,000.48	155,817.32	14,219,803.33	7,367,869.57
00,0,1,01,04,00	The Middle-west	44,744.05	6,513.78	289,692.81	155,180.00
00,0,1,01,05,00	The South	170,139.88	17,905.27	1,129,651.70	773,429.46
00,0,1,02,00,00	Abroad	445,306.16	-	2,496,633.48	-
00,0,1,00,00,00	Total	3,762,155.05	192,686.53	18,998,876.02	8,948,113.98

		Savings Deposits
		Private Sector

				Lending
		Private		Operation
Code	Description	Companies	Individuals	Portfolio

00,0,1,01,00,00	Local	2,984,584.77	7,069,263.02	44,402,765.36
00,0,1,01,01,00	The North	42,353.06	73,910.52	370,198.28
00,0,1,01,02,00	The Northeast	295,328.98	474,036.50	1,996,263.50
00,0,1,01,03,00	The Southeast	2,290,842.69	5,690,143.15	35,370,635.04
00,0,1,01,04,00	The Middle-west	114,726.01	193,718.86	1,150,955.12
00,0,1,01,05,00	The South	241,334.03	637,453.99	5,514,713.42
00,0,1,02,00,00	Abroad	-	-	2,136,736.70
00,0,1,00,00,00	Total	2,984,584.77	7,069,263.02	46,539,502.06

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

		Amounts by Risk Level

Code	Description	AA	A	B	C	D	E

00,0,0,01,01,00	Hot-money	345.01	17,794.43	-	-	-	-
00,0,0,01,02,00	Loans	9,880,200.76	8,557,270.50	1,981,687.47	498,062.19	177,686.80	155,004.01
00,0,0,01,03,00	Discounted Loans, Notes and Bills	292,362.19	204,803.85	68,187.23	29,000.92	7,221.30	4,622.14
00,0,0,01,04,00	Overdraft Loans	412,326.92	1,388,764.85	447,178.17	72,602.68	10,349.72	3,613.92
00,0,0,01,05,00	Individual Loans	426,185.57	1,435,644.22	96,102.94	38,891.75	21,299.94	14,895.95
00,0,0,01,06,00	Individual Financing	105,057.14	993,556.58	36,931.47	41,971.72	20,799.97	10,236.12
00,0,0,01,07,00	Advances on Exchange
	Contracts (before export)	662,913.08	277,815.43	148,414.74	22,120.24	1,294.06	3,026.56
00,0,0,01,08,00	Advances on Exchange
	Contracts (after export)	468,617.17	18,848.52	12,000.64	6,721.20	813.81	200.64
00,0,0,01,09,00	Vendor	122,940.86	47,643.73	93,203.07	781.54	42.19	-
00,0,0,01,10,00	Purchase Financing	522,258.20	362,995.09	59,843.02	7,318.29	874.15	-
00,0,0,01,11,00	Agricultural	736,510.84	543,433.28	414,665.39	59,546.59	4,155.14	3,649.76
00,0,0,01,12,00	Real Estate Loans	1,752,694.07	7,175.66	91,645.01	44,195.14	19,233.59	10,464.66
00,0,0,01,15,00	Other Financing	6,335,258.27	3,340,919.25	495,550.57	137,682.14	11,038.47	698.63
00,0,0,01,16,00	Leasing	144,736.23	636,606.30	68,726.92	14,387.12	3,153.49	1,667.94
00,0,0,01,19,00	Other Loans	562,848.72	56,302.42	4,774.40	5,431.59	1,080.21	153.68
00,0,0,01,00,00	Total	22,425,255.03	17,889,574.11	4,018,911.04	978,713.11	279,042.84	208,234.01

		Amounts by Risk Level				Total

Code	Description	F	G	H	Total	Guaranteed

00,0,0,01,01,00	Hot-money	-	-	-	18,139.44	-
00,0,0,01,02,00	Loans	76,251.82	67,209.25	339,361.78	21,732,734.58	1,609,297.14
00,0,0,01,03,00	Discounted Loans, Notes and Bills	3,366.51	2,569.59	23,881.02	636,014.75	65,915.16
00,0,0,01,04,00	Overdraft Loans	1,228.78	2,608.17	32,122.71	2,370,795.92	-
00,0,0,01,05,00	Individual Loans	14,037.06	13,871.39	76,268.67	2,137,197.49	-
00,0,0,01,06,00	Individual Financing	7,735.58	5,657.47	31,323.20	1,253,269.25	1,129,020.72
00,0,0,01,07,00	Advances on Exchange
	Contracts (before export)	127.28	49.94	136.72	1,115,898.05	138,491.32
00,0,0,01,08,00	Advances on Exchange
	Contracts (after export)	1,688.00	48.38	1,591.73	510,530.09	63,360.61
00,0,0,01,09,00	Vendor	-	-	-	264,611.39	-
00,0,0,01,10,00	Purchase Financing	138.67	75.59	748.00	954,251.01	-
00,0,0,01,11,00	Agricultural	227.26	2,512.92	8,408.33	1,773,109.51	1,334,476.24
00,0,0,01,12,00	Real Estate Loans	4,631.95	5,432.77	7,865.18	1,943,338.03	1,938,364.21
00,0,0,01,15,00	Other Financing	2,270.06	741.43	2,862.87	10,327,021.69	6,481,365.99
00,0,0,01,16,00	Leasing	490.94	357.41	1,239.90	871,366.25	871,366.25
00,0,0,01,19,00	Other Loans	36.61	336.83	260.15	631,224.61	17,324.69
00,0,0,01,00,00	Total	112,230.52	101,471.14	526,070.26	46,539,502.06	13,648,982.33

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

				Floating
			Interbank	Reference
			Deposit Interest	Rate/Basic
Code	Description	Fixed Rate	Rate	Financial Rate	Dollar	Other

00,0,0,01,01,00	Lending Operations	15,584,502.68	6,416,389.52	1,934,745.89	8,689,826.10	10,785,018.86
00,0,0,01,02,00	Leasing Operations	780,835.38	90,530.87	-	-	-
00,0,0,01,03,00	Other	578,649.02	26,574.57	4,765.22	1,626,428.16	21,235.79
00,0,0,01,00,00	Total	16,943,987.08	6,533,494.96	1,939,511.11	10,316,254.26	10,806,254.65

7024 - CREDIT ASSIGNMENT

		Financial Institutions		Securitization Companies

		Related	Non-Related	Related	Non-Related
Code	Description	Parties	Parties	Parties	Parties

00,0,0,01,02,00	Assignment of loan without co-	-	-	-
	obligation				34,559.00
00,0,0,01,00,00	Total	-	-	-	34,559.00

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

		AA		A		B

		Quantity		Quantity		Quantity
		(by		(by		(by
Code	Description	thousand)	Amount	thousand)	Amount	thousand)	Amount

00,0,0,01,01,00	Up to R$ 10,000,00	564.85	637,127.67	3,117.79	2,859,809.96	257.68	319,781.95
00,0,0,01,02,00	From R$ 10,000,00 to R$ 20,000,00	17.39	242,498.93	69.12	964,746.60	8.98	125,543.75
00,0,0,01,03,00	From R$ 20,000,00 to R$ 50,000,00	13.71	440,482.82	38.84	1,168,792.23	5.20	159,970.09
00,0,0,01,04,00	From R$ 50,000,00 to R$ 100,000,00	7.44	526,053.46	10.83	758,352.11	2.26	162,596.82
00,0,0,01,05,00	From R$ 100,000,00 to R$ 500,000,00	7.18	1,452,296.47	11.61	2,376,537.27	2.31	511,972.05
00,0,0,01,06,00	Over to R$ 500,000,00	3.15	19,126,795.68	2.99	9,761,335.94	0.91	2,739,046.38
00,0,0,01,00,00	Total	613.72	22,425,255.03	3,251.18	17,889,574.11	277.34	4,018,911.04

		C		D		E

		Quantity		Quantity		Quantity
		(by		(by		(by
Code	Description	thousand)	Amount	thousand)	Amount	thousand)	Amount

00,0,0,01,01,00	Up to R$ 10,000,00	117.16	171,666.04	58.47	88,172.86	44.19	56,453.22
00,0,0,01,02,00	From R$ 10,000,00 to R$ 20,000,00	4.80	67,557.44	2.89	40,814.26	1.71	23,669.82
00,0,0,01,03,00	From R$ 20,000,00 to R$ 50,000,00	3.43	106,817.38	1.56	45,839.09	0.94	27,997.22
00,0,0,01,04,00	From R$ 50,000,00 to R$ 100,000,00	1.25	88,543.63	0.35	24,039.74	0.21	14,209.56
00,0,0,01,05,00	From R$ 100,000,00 to R$ 500,000,00	0.95	185,146.50	0.23	41,910.34	0.14	24,693.39
00,0,0,01,06,00	Over to R$ 500,000,00	0.17	358,982.12	0.02	38,266.55	0.02	61,210.80
00,0,0,01,00,00	Total	127.76	978,713.11	63.52	279,042.84	47.21	208,234.01

		F		G		H

		Quantity		Quantity		Quantity
		(by		(by		(by
Code	Description	thousand)	Amount	thousand)	Amount	thousand)	Amount

00,0,0,01,01,00	Up to R$ 10,000,00	35.55	46,598.82	33.28	44,106.19	176.63	215,867.38
00,0,0,01,02,00	From R$ 10,000,00 to R$ 20,000,00	1.22	16,976.14	0.97	13,542.46	5.00	69,633.99
00,0,0,01,03,00	From R$ 20,000,00 to R$ 50,000,00	0.66	19,441.50	0.57	16,955.08	2.84	84,388.94
00,0,0,01,04,00	From R$ 50,000,00 to R$ 100,000,00	0.14	9,714.79	0.15	10,430.60	0.71	48,816.10
00,0,0,01,05,00	From R$ 100,000,00 to R$ 500,000,00	0.10	16,466.43	0.07	12,331.77	0.32	60,158.43
00,0,0,01,06,00	Over to R$ 500,000,00	-	3,032.84	0.01	4,105.04	0.04	47,205.42
0,0,0,01,00,00	Total	37.67	112,230.52	35.05	101,471.14	185.54	526,070.26

7026 - FIXED ASSETS

		Prior			Reference
Code	Description	Quarter	Additions	Reductions	Quarter

00,0,1,01,00,00	Furniture and Equipment Inventory	628.07	-	504.98	123.09
00,0,1,02,00,00	Property and Equipment in process	66.48	123.42	189.56	0.34
00,0,1,03,00,00	Land and Buildings in Use	101,411.31	3,190.06	1,733.16	102,868.21
00,0,1,03,01,00	Land and Buildings	101,411.31	3,190.06	1,733.16	102,868.21
00,0,1,04,00,00	Facilities, Furniture and Equipment	86,191.18	9,157.28	3,740.59	91,607.87
00,0,1,05,00,00	Other	193,732.76	21,100.40	12,860.60	201,972.56
00,0,1,00,00,00	Total	382,029.80	33,571.16	19,028.89	396,572.07

7027 - FUNDING BY MATURITY

		Maturity

		No stated	Up to 3	3 months to 1
Code	Description	maturity	months	year	1-3 years	3-5 years	5-15 years

00,0,1,01,00,00	Deposits	14,103,493.89	6,082,324.10	8,756,587.92	16,301,090.14	4,908,080.19	9,282,430.89
00,0,1,01,01,00	Demand Deposits	3,947,797.96	-	-	-	-	-
00,0,1,01,02,00	Time Deposits	-	5,075,383.51	6,062,385.42	12,074,803.50	4,482,917.95	251,499.62
00,0,1,01,03,00	Savings Deposits	10,053,847.79	-	-	-	-	-
00,0,1,01,04,00	Interbank Deposits	-	1,006,940.59	2,694,202.50	4,226,286.64	425,162.24	9,030,931.27
00,0,1,01,05,00	Foreign Deposits	7,043.62	-	-	-	-	-
00,0,1,01,06,00	Other	94,804.52	-	-	-	-	-
00,0,1,02,00,00	Securities Sold Under
	Repurchase Agreements	-	26,745,951.30	3,445,465.72	9,137,091.97	1,010,765.83	2,512.34
00,0,1,03,00,00	Local Borrowings	-	19.92	59.03	86.30	86.30	32.72
00,0,1,04,00,00	Foreign Borrowings	-	1,271,673.87	4,039,243.79	836,022.43	437,987.10	302,861.11
00,0,1,05,00,00	Local Onlendings	-	719,325.16	1,939,197.61	3,524,868.40	1,564,154.67	795,314.75
00,0,1,06,00,00	Foreign Onlending	-	756.05	653.21	2,612.85	1,306.42	-
00,0,1,08,00,00	Subordinated Debt	-	25,688.89	-	1,136,915.00	4,795,510.88	752,344.76
00,0,1,00,00,00	Total	14,103,493.89	34,845,739.29	18,181,207.28	30,938,687.09	12,717,891.39	11,135,496.57

7028 – OPERATIONAL LIMITS

		Unibanco			Unibanco Financial Group

				Excess /			Excess /
Code	Description	Required	Situation	Deficiency	Required	Situation	Deficiency

00,0,0,01,00,00	Required Stockholders’ Equity
	Compatible
	with the Degree of
	Risk of Assets (Brazil index)	-	-	-	13,542,708.02	17,682,233.26	4,139,525.24
00,0,0,01,01,00	Credit Risk	-	-	-	12,348,335.00	-	-
00,0,0,01,02,00	Exchange Rate Market Risk	-	-	-	1,000,566.96	-	-
00,0,0,01,03,00	Interest Rate Market Risk	-	-	-	193,806.06	-	-
00,0,0,02,00,00	Fixed Assets Ratio	-	-	-	8,829,875.56	6,413,250.37	2,416,625.19
00,0,0,03,00,00	Minimum Regulatory
	Stockholders'
	Equity Required	785,880.00	17,345,824.25	16,559,944.25	-	-	-
00,0,0,04,00,00	Minimum Regulatory Capital
	Required	785,880.00	8,000,000.00	7,214,120.00	-	-	-

		Unibanco Financial Economic Group

				Excess /
Code	Description	Required	Situation	Deficiency

00,0,0,01,00,00	Required Stockholders’ Equity
	Compatible
	with the Degree of
	Risk of Assets (Brazil index)	13,588,066.99	20,060,810.17	6,472,743.18
00,0,0,01,01,00	Credit Risk	12,393,837.43	-	-
00,0,0,01,02,00	Exchange Rate Market Risk	1,000,566.96	-	-
00,0,0,01,03,00	Interest Rate Market Risk	193,662.60	-	-
00,0,0,02,00,00	Fixed Assets Ratio	10,018,875.84	3,793,375.57	6,225,500.27
00,0,0,03,00,00	Minimum Regulatory
	Stockholders'
	Equity Required	-	-	-
00,0,0,04,00,00	Minimum Regulatory Capital
	Required	-	-	-

7029 - MAIN BRANCHES FINANCIAL INFORMATION

					Net Income
					(Loss) for the
Item	Branch Code	Branch Name	Assets	Liabilities	Period

1	53855	Patriarca	120,953,966.35	109,823,983.75	(627,975.78)
2	800260	Cayman	17,477,674.70	16,421,708.47	145,710.18
3	89027	Business Center Paulista	11,752,285.72	11,740,179.20	12,106.52
4	96317	Business Center Rio	2,353,156.77	2,331,613.26	21,543.51
5	96074	Business Center Santo Amaro	3,296,917.09	3,231,353.02	65,564.07
6	57338	Carijós - BH	2,462,139.40	2,477,443.79	(15,304.39)
7	7829	Brooklin	229,645.77	229,559.34	86.43
8	33315	Sete de Setembro	1,681,979.09	1,644,000.15	37,978.94
9	17972	Ribeirão Preto	1,112,204.31	1,099,708.71	12,495.60
10	12660	Campinas Centro	881,561.25	879,253.81	2,307.44

7030 - CHARGES AND TAXES

Code	Description	Total

00,0,0,01,01,00	Social Security	81,003.25
00,0,0,01,02,00	Private Retirement	11,128.15
00,0,0,01,03,00	FGTS (Government Severance Indemnity Fund for Employees)	25,817.42
00,0,0,01,05,00	Compensation for Hired Employees	8,490.42
00,0,0,01,06,00	Labor Insurance Claims Premiums	818.21
00,0,0,01,07,00	Other Employees Benefits	72,361.41
00,0,0,01,00,00	TOTAL CHARGES	199,618.86
00,0,0,02,02,00	IOF (Tax on Financial Transactions)	49.50
00,0,0,02,02,00	Income Taxes (+/-)	(12,188.55)
00,0,0,02,03,00	CPMF (Tax on Financial Debts on Demand Accounts)	761.60
00,0,0,02,04,00	PIS/PASEP (Employee’s Profit Participation Program)	11,857.79
00,0,0,02,05,00	COFINS (Taxes for Social Security Financing)	50,227.69
00,0,0,02,06,00	ISS (Municipal Services Tax)	23,206.96
00,0,0,02,07,00	Other (+/-)	6,481.81
00,0,0,02,00,00	TOTAL TAXES (+/-)	80,396.80

7031 – CORRESPONDENT BANKS TRANSACTIONS

		For the Reference Quarter

Code	Description	Quantity	Transaction

00,0,0,01,01,00	Demand Deposits	23,749.00	29,431,090.84
00,0,0,01,06,00	Collections	61,742.00	135,027.23
00,0,0,01,00,00	Total	85,491.00	29,566,118.07

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

Code	Description	Quantity (in Unit)	Transaction

00,0,1,01,00,00	Clearing Check	17,498,445.00	14,588,166.99
00,0,1,01,01,00	Conventional System	14,116.00	9,774.35
00,0,1,01,02,00	Electronic System	17,484,329.00	14,578,392.64
00,0,1,02,00,00	Electronic Draft	84,730.00	74,653.33
00,0,1,03,00,00	Electronic Transfers	160,564.00	24,070.61
00,0,1,04,00,00	Electronic Collection	38,083,798.00	26,076,463.19
00,0,1,00,00,00	Total	55,827,537.00	40,763,354.12

7033 – REPORT OF INDEPENDENT ACCOUNTANTS ON THE LIMITED REVIEW

(A free translation of the original in Portuguese)

To the Board of Directors
Unibanco - União de Bancos Brasileiros S.A.

1
We have reviewed the accounting information included in the Quarterly Financial Information (IFT), individual and consolidated, of  Unibanco - União de Bancos Brasileiros S.A., for the quarter ended March 31, 2008, comprising the balance sheet and the related  statements of income, of changes in stockholders' equity and of changes in financial position, as well as the accounting  information in the notes to the quarterly information (exhibits 7002 to 7009 and 7014). These quarterly information are the  responsibility of Unibanco's management.

2
Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil  (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires of and discussions with  management responsible for the accounting, financial and operating areas of Unibanco with regard to the main criteria adopted for  the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which  have, or could have, significant effects on Unibanco's financial position and its operations.

3
Based on our review, we are not aware of any material modifications which should be made to the quarterly information referred to  above in order that such information be stated in conformity with the standards established by the Brazilian Central Bank,  applicable to the preparation of the Quarterly Financial Information, including Communication No. 16,669, which waived the  application of the provisions of Law 11,638/07 for the preparation of interim financial statements for 2008.

4
The Quarterly Financial Information (IFT) also includes accounting information presented in order to provide supplementary  information on Unibanco, as required by the Brazilian Central Bank, on the combined financial statements referred to as "Financial  Conglomerate" and "Economic-Financial Consolidated (CONEF)", comprising the combined balance sheet as of March 31, 2008  of the Financial Conglomerate and Economic-Financial Consolidated (CONEF) and the combined statements of income and of  changes in financial position of the Financial Conglomerate for the quarter then ended (exhibits 7010 to 7013). These combined  financial statements have been submitted to the same review procedures described in paragraph 2 and, based on our review, we  are not aware of any material modifications which should be made for this accounting information to be presented in conformity  with the standards issued by the Brazilian C entral Bank specifically applicable to the preparation of this information.

5
The review of the Quarterly Financial Information (IFT) was carried out with the purpose of issuing a report on the accounting  information contained in the quarterly information referred to in paragraph 1, taken as a whole. Exhibits 7016 to 7032, 7034 to  7036, 7038 and 7039, which are part of this IFT, are being presented to provide supplementary information on the Bank, as  required by the Brazilian Central Bank, and are not required as a part of the basic financial information. The accounting  information included in these exhibits has been submitted to the same review procedures described in paragraph 2 and, based on  these review procedures, we are not aware of any material modifications which should be made for this accounting information to  be fairly presented in relation to the financial information referred to in paragraph 1, taken as a whole.

6
As mentioned in Note 24(c), Law 11,638 was enacted on December 28, 2007 and became effective on January 1, 2008. This Law  altered, revoked and introduced new provisions to Law 6,404/76 (Corporation Law) generating changes in the accounting  practices adopted in Brazil. Although this law is already effective, the main changes introduced by it depend on regulations to be  issued by the regulatory agencies for them to be fully implemented by the companies. Accordingly, in this transition phase, the  Brazilian Central Bank (BACEN), through its Communication No. 16,669 of March 20, 2008, waived the application of the  provisions of Law 11,638/07 for the preparation of interim financial statements for 2008, and the Brazilian Securities Commission,  through its Instruction No. 469, established standards for applying this law in the preparation of interim accounting information.  The accounting information included i n the IFT at March 31, 2008 contemplates the changes in accounting practices mentioned in  Note 24(c), which did not result in significant effects on the Quarterly Information.

São Paulo, May 15, 2008

PricewaterhouseCoopers	Paulo Sergio Miron
Auditores Independentes	Contador CRC 1SP173647/O-5
CRC 2SP000160/O-5

7034 - PROVISIONS

		Prior			Reference
Code	Description	Quarter	Additions	Reductions	Quarter

00,0,0,01,00,00	ASSETS	1,485,096.27	241,996.52	276,114.14	1,450,978.65
00,0,0,01,06,00	Lending Operations	1,406,713.84	241,160.99	243,855.55	1,404,019.28
00,0,0,01,07,00	Leasing Operations	6,319.20	835.53	-	7,154.73
00,0,0,01,08,00	Other Credits	43,464.36	-	32,258.59	11,205.77
00,0,0,01,09,00	Investments	28,598.87	-	-	28,598.87
00,0,0,04,00,00	LIABILITIES	2,681,197.13	181,868.17	67,747.76	2,795,317.54
00,0,0,04,03,00	Labor Contingencies	506,247.39	47,823.56	33,371.62	520,699.33
00,0,0,04,04,00	Other Civil Contingencies	390,319.41	38,685.29	16,273.76	412,730.94
00,0,0,04,05,00	Other Contingencies	1,784,630.33	95,359.32	18,102.38	1,861,887.27

7035 - CAPITAL

		Number of Shares
Code	Description	(thousand)

00,0,1,00,00,00	Shares	2,807,755.81
00,0,1,01,00,00	Capital	2,794,088.52
00,0,1,01,01,00	Common Shares - Local Residents	1,509,566.90
00,0,1,01,02,00	Common Shares - Foreign Residents	1,749.44
00,0,1,01,03,00	Preferred Shares - Local Residents	390,394.43
00,0,1,01,04,00	Preferred Shares - Foreign Residents	892,377.75
00,0,1,02,00,00	Treasury Shares	13,667.29
00,0,1,02,02,00	Preferred Shares	13,667.29

7036 - CASH DIVIDENDS PAID

		Kind of	Beginning of		Remuneration per
Item	Approval Date	Remuneration	Payment	Share	Share/Quota

1	12.28.2007	2	01.31.2008	1	0.000038823500000
2	12.28.2007	2	01.31.2008	2	0.000042705900000
3	12.28.2007	2	01.31.2008	1	0.000198986900000
4	12.28.2007	2	01.31.2008	2	0.000218885600000
5	03.27.2008	2	04.30.2008	1	0.000038823500000
6	03.27.2008	2	04.30.2008	2	0.000042705900000

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Item	Change Date	Capital	Change Amount	Shares Amount

-	-	-	-	-

7038 - COMMITMENTS AND GUARANTEES

					Reference
Code	Description	Prior Quarter	Additions	Reductions	Quarter

00,0,0,01,00,00	Guarantees Provided	14,824,614.97	1,307,807.64	834,075.95	15,298,346.66
00,0,0,01,01,00	Financial Institutions Authorized to
	Operate by Brazilian Central Bank	821,234.85	78,903.64	41,442.86	858,695.63
00,0,0,01,02,00	Individuals and Non-Financial Companies	9,259,719.91	901,687.46	46,840.77	10,114,566.60
00,0,0,01,03,00	Other	4,743,660.21	327,216.54	745,792.32	4,325,084.43
00,0,0,02,00,00	Co-Obligation for Credit Assignment	19,747.54	-	1,266.22	18,481.32
00,0,0,02,01,00	Financial Institutions Authorized to
	Operate by Brazilian Central Bank	19,747.54	-	1,266.22	18,481.32

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

		Head Office and
Code	Description	Local Branches	Foreign Branches	Total

00,0,0,01,00,00	ASSETS	3,879,652.08	6,818,223.44	10,697,875.52
00,0,0,01,01,00	Cash And Due From Banks	278,993.46	21,853.85	300,847.31
00,0,0,01,02,00	Marketable Securities	-	4,658,207.27	4,658,207.27
00,0,0,01,03,00	Lending Operations	-	2,130,014.76	2,130,014.76
00,0,0,01,04,00	Other Credits	3,600,658.62	8,147.56	3,608,806.18

00,0,0,04,00,00	LIABILITIES	8,296,449.42	11,995,863.32	20,292,312.74
00,0,0,04,01,00	Deposits	7,043.62	3,042,230.40	3,049,274.02
00,0,0,04,02,00	Other Funding	5,378,744.45	3,100,758.73	8,479,503.18
00,0,0,04,03,00	Borrowings	2,910,661.35	4,607,804.08	7,518,465.43
00,0,0,04,07,00	Subordinated Debt	-	1,245,070.11	1,245,070.11

		By Currency

Code	Description	Dollar	Euro	Pound

00,0,0,01,00,00	ASSETS	5,553,571.58	480,495.51	26,697.47
00,0,0,01,01,00	Cash And Due From Banks	143,015.82	48,941.73	25,362.90
00,0,0,01,02,00	Marketable Securities	623,286.81	4,219.95	-
00,0,0,01,03,00	Lending Operations	2,095,213.97	34,800.79	-
00,0,0,01,04,00	Other Credits	2,692,054.98	392,533.04	1,334.57

00,0,0,04,00,00	LIABILITIES	18,834,832.48	832,953.75	3,318.98
00,0,0,04,01,00	Deposits	2,878,012.07	169,764.42
00,0,0,04,02,00	Other Funding	7,552,898.12	423,495.69	1,580.46
00,0,0,04,03,00	Borrowings	7,158,852.18	239,693.64	1,738.52
00,0,0,04,07,00	Subordinated Debt	1,245,070.11	-	-

		By Currency

Code	Description	Swiss Franc	Yen	Other

00,0,0,01,00,00	ASSETS	216,824.94	407,498.22	4,012,787.80
00,0,0,01,01,00	Cash And Due From Banks	5,825.79	64,922.89	12,778.18
00,0,0,01,02,00	Marketable Securities	-	314,171.94	3,716,528.57
00,0,0,01,03,00	Lending Operations	-	-	-
00,0,0,01,04,00	Other Credits	210,999.15	28,403.39	283,481.05

00,0,0,04,00,00	LIABILITIES	15,478.61	91,567.93	514,160.99
00,0,0,04,01,00	Deposits			1,497.53
00,0,0,04,02,00	Other Funding	5,241.30	25,541.06	470,746.55
00,0,0,04,03,00	Borrowings	10,237.31	66,026.87	41,916.91
00,0,0,04,07,00	Subordinated Debt	-	-	-

7040 - COMMENTS ON PERFORMANCE AND PROSPECTS

Performance

Unibanco’s net income reached R$741 million in 1Q08. In the same period, the operating income was R$1,132 million.

Stockholders’ equity

Stockholders’ equity was R$12.2 billion on March 31, 2008. Annualized return on average equity (ROAE) reached 27.0% in 1Q08.

Financial Margin

The financial margin before provision for loan losses was R$2,840 million in 1Q08. This evolution is mostly explained by a higher credit volume.

Fee Income

Total fees increased 11.6% in 1Q08, excluding the revenues from Redecard. Unibanco reduced its participation in Redecard (from 31.9% to 23.2%) in its IPO during 3Q07. Fees from Redecard are proportionally consolidated according to Unibanco’s participation in the company.

Total fees reached R$914 million in the quarter, with highlight for the 32.2% increase in credit cards fees, influenced by the growth in the number of cards issued.

Personnel and Administrative Expenses

Unibanco’s total personnel and administrative expenses posted a 3.4% decrease in 1Q08. This reduction reflects, mainly, the efficiency gains and the seasonal effects in the period.

Assets

Unibanco’s total assets reached R$156.2 billion, a 35.6% annual increase. This evolution is explained mainly by the R$19.2 billion increase in total loans, mostly in payroll loans, auto loans, credit cards and SME. Annualized return on average assets (ROAA) was 2.0% in 1Q08.

Credit Operations

The total loan portfolio increased 7.7% in the quarter, reaching R$66,153 million in March 2008. In the past 12 months, Unibanco’s total loans increased 40.7%, higher than the Brazilian Financial System (31.1%), especially in the individuals portfolio, with a 48.0% increase.

Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of March 2008 surpassed R$3 billion, or 4.6% of the total loan portfolio, as follows:

  R$1,229 million related to overdue credits, in compliance with Resolution 2,682;
  R$854 million for falling due credits, in compliance with Resolution 2,682;
  R$968 million based on percentages above those required by the regulatory authority.

The total amount of R$968 million of additional allowance for loan losses, above the required by Resolution 2,682, represents 31.7% of total allowance for loan losses.

The Unibanco’s risk management policy, along with an increase in lower risk portfolios, allowed a continued improvement in the credit portfolio quality. In March 2008, the balance of credits rated as AA to C made up 95.5% of the total loan portfolio.

Allowance for loan losses as a percentage of overdue installments reached 134% on March 31, 2008, conveying the loan portfolio strength.

Funding and Assets under Management

Total funding and assets under management (AUM) stood at R$170 billion in March 31, 2008, R$62,469 million of which are assets under management.

It is worth mentioning the evolution of demand deposits in December 2007, influenced by the CPMF tax extinguishment, which caused the postponing of financial resources transfers.

The debentures, an alternative funding instrument for time deposits, increased 79.9% in the last 12 months and 25.0% in the quarter, despite the Central Bank new regulation establishing reserve requirements over some investments from leasing companies. The increase in the quarter is explained by funds raised through collateralized debentures, which had been issued in previous quarters.

The balance of time and interbank deposits presented a 15.3% growth in the quarter, partially impacted by the CPMF tax extinguishment and the Central Bank new regulation mentioned above.

The increase in Unibanco’s total funding was 43.4% in the last 12 months, above the total loan portfolio growth in the same period.

It is worth mentioning that the increase in the line “other funding” was mainly influenced by funding obtained in the open market, borrowings and onlendings, and subordinated debt.

BIS Ratio

Unibanco’s BIS ratio, as of March 2008, reached 14.4% above the minimum 11% level determined by the Central Bank.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 27, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer